UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)

☒   **Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

For the Fiscal Year Ended August 30, 2025

or

☐   **Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

For the transition period from _____to _____

Commission file number 001-08504.

UniFirst

UNIFORMS   SERVICES   SOLUTIONS

UNIFIRST CORPORATION
(Exact Name of Registrant as Specified in Its Charter)

Massachusetts	**04-2103460**
(State or Other Jurisdiction of Incorporation or Organization)	**(IRS Employer Identification No.)**

68 Jonspin Road
Wilmington, Massachusetts 01887
(Address of Principal Executive Offices) (Zip Code)

Registrant's telephone number, including area code: (978) 658-8888

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange on Which Registered
Common Stock, $0.10 par value per share	**UNF**	**New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act: <u>None</u>

Indicate by check mark whether the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer", "accelerated filer", "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act:

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller Reporting Company	☐
		Emerging Growth Company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b) ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes ☐   No ☒

The number of outstanding shares of the Registrant's Common Stock and Class B Common Stock as of October 22, 2025 were 14,565,659 and 3,551,265, respectively. The aggregate market value of the voting stock of the Registrant held by non-affiliates as of February 28, 2025 (the last business day of the Registrant's most recently completed second fiscal quarter), computed by reference to the closing sale price of such shares on such date, was approximately $3,167,000,083.

**Documents Incorporated By Reference**

The Registrant intends to file a Definitive Proxy Statement pursuant to Regulation 14A promulgated under the Securities Exchange Act of 1934, as amended, for its 2026 Annual Meeting of Shareholders within 120 days of the end of the fiscal year ended August 30, 2025. Portions of such Proxy Statement are incorporated by reference in Part III of this Annual Report on Form 10-K.

UniFirst Corporation
Annual Report on Form 10-K
For the Fiscal Year Ended August 30, 2025

Table of Contents

PART I

This Annual Report on Form 10-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Our actual results could differ materially from those set forth in the forward-looking statements. Certain factors that might cause such a difference are discussed in "Management's Discussion and Analysis of Financial Condition and Results of Operations"; "Safe Harbor for Forward-Looking Statements" and "Risk Factors" included elsewhere in this Annual Report on Form 10-K.

ITEM 1. BUSINESS

GENERAL

UniFirst Corporation, a corporation organized under the laws of the Commonwealth of Massachusetts in 1950, together with its subsidiaries, hereunder referred to as "we", "our", the "Company", or "UniFirst", is one of the leading providers in the supply and servicing of uniform and workwear programs, facility management and service products, as well as first aid and safety supplies and services in North America. We design, manufacture, personalize, rent, clean, deliver, and sell a wide range of uniforms and protective clothing. We also rent and sell industrial wiping products, floor mats, facility management and service products and other non-garment items, and provide restroom and cleaning supplies and first aid cabinet services and other safety supplies as well as certain safety training to a variety of manufacturers, retailers and service companies. Our safety offerings also include fire protection services, such as inspection, testing, and maintenance of fire extinguishers and other fire safety equipment. We serve businesses of all sizes across multiple industry sectors.

Our principal services include providing customers with uniforms and other non-garment items, picking up soiled uniforms or other items on a periodic basis (usually weekly), and delivering, at the same time, cleaned and processed items. We offer uniforms in a wide variety of styles, colors, sizes and fabrics, often with personalized emblems selected by the customer. Our centralized services, specialized equipment and economies of scale generally allow us to be more cost effective in providing garment solutions and services than customers could be themselves, particularly those customers with high employee turnover rates. During the fiscal year ended August 30, 2025 ("fiscal 2025"), we manufactured approximately 62% of the garments placed in service. Because we design and manufacture a majority of our own uniforms and protective clothes, we can produce custom garment programs for our larger customers, offer a diverse range of such designs within our standard line of garments and better control the quality, price and speed at which we service such garments.

Prior to May 31, 2025, we organized our business into six operating segments: U.S. Rental and Cleaning, Canadian Rental and Cleaning, Manufacturing ("MFG"), Specialty Garments Rental and Cleaning ("Specialty Garments"), First Aid and Corporate. The U.S. Rental and Cleaning and Canadian Rental and Cleaning operating segments were previously combined to form the U.S. and Canadian Rental and Cleaning reporting segment, and as a result, we had five reporting segments. We previously referred to our U.S. and Canadian Rental and Cleaning, MFG, and Corporate segments combined as our "Core Laundry Operations".

Beginning with the fourth quarter we reorganized our business into three reportable operating segments. Our three operating and reportable segments consist of the following:

Uniform & Facility Service Solutions: This reporting segment consolidates the former Corporate, MFG and U.S. and Canadian Rental and Cleaning segments and includes our cleanroom operations, which was previously part of the Specialty Garments reporting segment. The Uniform & Facility Service Solutions reporting segment designs, manufactures, purchases, rents, cleans, delivers and sells, uniforms and protective clothing and non-garment items in the U.S. and Canada. The segment, through our cleanroom operations, also purchases, rents, cleans, delivers and sells specialty garments and non-garment items primarily for cleanroom applications and provides cleanroom cleaning at limited customer locations. Additionally, the Uniform & Facility Service Solutions consists of our distribution center, sales and marketing, information systems, engineering, materials management, manufacturing planning, finance, budgeting, human resources, other general and administrative costs and interest expense.

First Aid & Safety Solutions: We renamed our First Aid reporting segment as the First Aid & Safety Solutions reporting segment to better reflect the scope of services and products offered. The First Aid & Safety Solutions reporting segment sells first aid cabinet services, non-prescription medicines and safety supplies, and provides certain safety training.

Other: This reporting segment currently consists of our nuclear business, which was previously part of the Specialty Garments reporting segment with our cleanroom business. The segment purchases, rents, cleans, delivers and sells, specialty garments and non-garment items primarily for nuclear applications.

The modifications to our reporting and operating segments reflect how we assess performance and allocate resources.

For a further discussion of our reporting segments, refer to "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 15, "Segment Reporting" to our Consolidated Financial Statements in this Annual Report on Form 10-K.

PRODUCTS AND SERVICES

We provide our customers with personalized workplace uniforms and protective work clothing in a broad range of styles, colors, sizes and fabrics. Our uniform products include shirts, pants, jackets, coveralls, lab coats, smocks, aprons and specialized protective wear, such as flame resistant and high visibility garments. At certain specialized facilities, like nuclear plants, we also decontaminate and clean clothes and other items which may have been exposed to radioactive materials and service special cleanroom protective wear and facilities. We also offer non-garment items and services, such as industrial wiping products, floor mats, dry and wet mops, restroom and cleaning supplies and other textile products. We also sell first aid cabinet services and other safety supplies, provide certain safety training and maintain wholesale distribution and pill packaging operations for non-prescription medicines.

We offer our customers a range of garment service options, including full-service rental programs in which garments are cleaned and serviced by us, lease programs in which garments are cleaned and maintained by individual employees and purchase programs to buy garments and related items directly. As part of our rental business, we pick up a customer's soiled uniforms and/or other items on a periodic basis (usually weekly) and deliver back cleaned and processed replacement items. We believe our centralized services, specialized equipment and economies of scale generally allow us to be more cost effective in providing garment and related services than customers could be themselves, particularly those customers with high employee turnover rates. Our uniform program is intended not only to help our customers foster a company identity, but also to enhance their corporate image and improve employee safety, productivity and morale. We primarily serve our customers pursuant to written service contracts that range in duration from three to five years.

Historically, our revenues and operating results have varied from quarter to quarter and are expected to continue to fluctuate in the future. These fluctuations have been due to a number of factors, including: general economic conditions in our served markets; the timing of acquisitions and of commencing start-up operations and related costs; our effectiveness in integrating acquired businesses and start-up operations; the timing of nuclear plant outages; volatility in raw material and labor costs; capital expenditures; seasonal rental and purchasing patterns of our customers; and price changes in response to competitive factors. In addition, our operating results historically have been lower during the second and fourth fiscal quarters than during the other quarters of the fiscal year. The operating results for any historical quarter are not necessarily indicative of the results to be expected for an entire fiscal year or any other interim periods.

Our fiscal year ends on the last Saturday in August and generally consists of 52 weeks; however, approximately every five or six years includes a 53rd week, which can affect year-over-year comparability of revenues and operating results.

CUSTOMERS

We serve businesses of all sizes across multiple industries and sectors. We provide our products and services to over 300,000 customer locations in the United States ("U.S."), Canada and Europe. In the last three years, no individual customer in our Uniform & Facility Service Solutions segment accounted for greater than 10% of our total revenue.

MARKETING, SALES, AND CUSTOMER SERVICE

We market our products and services to a diverse customer base and to prospects that range across virtually all industry segments. We have built and maintain an extensive, proprietary database of prescreened and qualified business prospects that have been sourced from our various promotional initiatives, including mailers, website contacts, advertising responses, sales calls and lists purchased from third-party providers. These prospect records serve as a primary targeting resource for our professional sales and marketing organization and are constantly updated, expanded and maintained by an in-house team of specialist database qualifiers and managers.

We employ a large team of trained professional sales representatives to market our services to potential customers and develop new accounts. While most of our sales representatives present a full range of service solutions.

We believe that effective customer service is the most crucial element in developing and maintaining our market position. Our commitment to service excellence is reflected throughout our organization. Our information systems and our support service center enable us to respond to customer inquiries or issues within 24 hours, and our service personnel are specially trained to handle the daily contact work necessary to effectively manage customer relations. We measure the speed and accuracy of our customer service efforts weekly and continuously survey, record and report satisfaction levels to evaluate current performance and highlight areas for improvement.

COMPETITION

The uniform rental and sales industry is highly competitive. Our principal competitors offering uniform rental programs include Cintas Corporation, Alsco, and Vestis Corporation. In addition to our traditional rental competitors, we also compete with businesses that focus on selling uniforms, facility service products, and other related items directly to end customers. The direct sales market is highly fragmented and includes national, regional, and local providers. The level of competition varies by geographic area and product category. The principal sources of differentiation in the industry are the range of products and services, the quality of service, and pricing. Businesses may also elect to perform certain services internally rather than outsource them.

MANUFACTURING AND SOURCING

We manufactured approximately 62% of all garments we placed in service during fiscal 2025. These garments were primarily work pants and shirts manufactured at two of our plants located in San Luis Potosi, Mexico, one plant located in Managua, Nicaragua, as well as at subcontracted manufacturers that we utilize within our sourcing strategy to balance demand and optimize costs. The balance of the garments used in our programs are purchased from a variety of industry suppliers. While we currently acquire the raw materials with which we produce our garments from a limited number of suppliers, we believe that such materials are generally readily available from other sources. To date, we have experienced limited difficulty in obtaining any of our raw materials or supplies, although at certain times, we have sourced raw materials or supplies from alternative sources or experienced cost increases for such raw materials and supplies. Currently, we also manufacture approximately 99% of the mats we place in service at our plant in Cave City, Arkansas.

HUMAN CAPITAL

As of August 30, 2025, we employed approximately 16,000 team partners across our operations. Our people are fundamental to our success, and we strive to recruit, develop, and retain the best talent. We provide continuous training and development opportunities, including our leadership development program, which offers leadership education, operational knowledge, and hands-on business experience within the industrial laundry and facility services industry to develop future managers.

We seek to foster a employee-intimate culture and believe our workforce is critical to our long-term success and to the service of our customers. We focus on the safety and well-being of our team partners by providing regular safety training, personal protective equipment, and a comprehensive suite of healthcare, wellness, and other employee benefits.

Less than 1% of our U.S. employees are represented by a union under a collective bargaining agreement, and we consider our employee relations to be good.

GOVERNMENT REGULATIONS

We, like our competitors, are subject to various federal, state and local laws and regulations governing, among other things, air emissions, wastewater discharges, and the generation, handling, storage, transportation, treatment and disposal of hazardous wastes and other substances. In particular, industrial laundries currently use and must properly dispose of detergent wastewater and other residues, and, in the past, used perchloroethylene and other dry cleaning solvents. We are attentive to the environmental concerns surrounding the disposal of these materials and have, through the years, taken measures to avoid their improper disposal. We have settled, or contributed to the settlement of, past actions or claims brought against us relating to the disposal of hazardous materials at several sites and there can be no assurance that we will not have to expend material amounts of resources to remediate the consequences of any such disposal in the future. Further, under environmental laws, an owner or lessee of real estate may be liable for the costs of removal or remediation of certain hazardous or toxic substances located on, or in, or emanating from such property, as well as related costs of investigation and property damage. Such laws often impose liability without regard to whether the owner or lessee knew of, or was responsible for, the presence of such hazardous or toxic substances. There can be no assurance that our acquired or leased locations have been operated in compliance with environmental laws and regulations or that future uses or conditions will not result in the imposition of liability upon us under such laws or expose us to third-party actions, such as tort suits. We continue to address environmental conditions under terms of consent orders negotiated with the applicable environmental authorities or otherwise with respect to certain sites. We routinely review and evaluate sites that may require remediation and monitoring and determine our estimated costs based on various estimates and assumptions. For a discussion of our accruals with respect to environmental liabilities and additional discussion regarding environmental matters, refer to "Management's Discussion and Analysis of Financial Condition and Results of Operations" in this Annual Report on Form 10-K. Refer also to the risk factors set forth in this Annual Report on Form 10-K for additional information regarding environmental matters.

Our nuclear garment decontamination facilities in the U.S. are licensed by the Nuclear Regulatory Commission, or in certain cases, by the applicable state agency, and are subject to regulation by federal, state and local authorities. We also have nuclear garment decontamination facilities in the United Kingdom and the Netherlands. These facilities are licensed and regulated by the respective country's applicable federal agency. In the past, scrutiny and regulation of nuclear facilities and related services have resulted in the suspension of operations at certain nuclear facilities served by us or disruptions in our ability to service such facilities. There can be no assurance that such scrutiny and regulation will not lead to the shut-down of such facilities or otherwise cause material disruptions in our garment decontamination business.

Additional information regarding our environmental, health, and safety initiatives is available in UniFirst's Environmental, Social and Governance Report, which can be found on our website at www.unifirst.com/sustainability-report. Such report is not deemed to be incorporated into this Annual Report on Form 10-K or the documents incorporated by reference into this Annual Report on Form 10-K.

AVAILABLE INFORMATION

We make available free of charge our Proxy Statement, Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, including exhibits and any amendments to those reports, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission (the "SEC"). These reports are available on our website at www.unifirst.com. In addition, you may request a copy of our filings, excluding exhibits, by contacting our Investor Relations group at (978) 658-8888 or at UniFirst Corporation, 68 Jonspin Road, Wilmington, MA 01887. Information included on our website is not deemed to be incorporated into this Annual Report on Form 10-K or the documents incorporated by reference into this Annual Report on Form 10-K.

In addition, the SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, and you may access any materials we file with the SEC through the SEC's website at www.sec.gov.

ITEM 1A. RISK FACTORS

The statements in this section, as well as statements described elsewhere in this Annual Report on Form 10-K, or in other SEC filings, describe risks that could materially and adversely affect our business, financial condition and results of operations and the trading price of our securities. These risks are not the only risks that we face. Our business, financial condition and results of operations could also be materially affected by additional factors that are not presently known to us or that we currently consider to be immaterial to our operations.

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K and any documents incorporated by reference may contain forward-looking statements within the meaning of the federal securities laws. Forward-looking statements contained in this Annual Report on Form 10-K and any documents incorporated by reference are subject to the safe harbor created by the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as "estimates," "anticipates," "projects," "plans," "expects," "intends," "believes," "seeks," "could," "should," "may," "will," "strategy," "objective," "assume," "strive," "design," "assumption," "vision" or the negative versions thereof, and similar expressions and by the context in which they are used. Such forward-looking statements are based upon our current expectations and speak only as of the date made. Such statements are highly dependent upon a variety of risks, uncertainties and other important factors that could cause actual results to differ materially from those reflected in such forward-looking statements. Such factors include, but are not limited to, uncertainties caused by an economic recession or other adverse economic conditions, including, without limitation, as a result of elevated inflation or interest rates or extraordinary events or circumstances such as geopolitical conflicts like the conflict between Russia and Ukraine and disruption in the Middle East, and their impact on our customers' businesses and workforce levels, disruptions of our business and operations, including limitations on, or closures of, our facilities, or the business and operations of our customers or suppliers in connection with extraordinary events or circumstances, uncertainties regarding our ability to consummate acquisitions and successfully integrate acquired businesses, and the performance of such businesses, uncertainties regarding any existing or newly-discovered expenses and liabilities related to environmental compliance and remediation, any adverse outcome of pending or future contingencies or claims, our ability to compete successfully without any significant degradation in our margin rates, seasonal and quarterly fluctuations in business levels, our ability to preserve positive labor relationships and avoid becoming the target of corporate labor unionization campaigns that could disrupt our business, the effect of currency fluctuations on our results of operations and financial condition, our dependence on third parties to supply us with raw materials, which such supply could be severely disrupted as a result of extraordinary events or circumstances such as the conflict between Russia and Ukraine, any loss of key management or other personnel, increased costs as a result of any changes in federal, state, international or other laws, rules and regulations or governmental interpretation of such laws, rules and regulations, uncertainties regarding, or adverse impacts from continued high price levels of natural gas, electricity, fuel and labor or increases in such costs, the negative effect on our business from sharply depressed oil and natural gas prices, the continuing increase in domestic healthcare costs, increased workers' compensation claim costs, increased healthcare claim costs, our ability to retain and grow our customer base, demand and prices for our products and services, fluctuations in our nuclear business, political or other instability, supply chain disruption or infection among our employees in Mexico and Nicaragua where our principal garment manufacturing plants are located, our ability to properly and efficiently design, construct, implement and operate a new enterprise resource planning ("ERP") computer system, interruptions or failures of our information technology systems, including as a result of cyber-attacks, additional professional and internal costs necessary for compliance with any changes in or additional SEC, New York Stock Exchange (the "NYSE") and accounting or other rules, strikes and unemployment levels, our efforts to evaluate and potentially reduce internal costs, the impact of U.S. and foreign trade policies and tariffs or other impositions on imported goods on our business, results of operations and financial condition, our ability to successfully implement our business strategies and processes, including our capital allocation strategies, our ability to successfully remediate the material weakness in internal control over financial reporting disclosed in this Annual Report on Form 10-K in an appropriate and timely matter or at all, and the other factors described under "Part I, Item 1A. Risk Factors" and elsewhere in this Annual Report on Form 10-K. We undertake no obligation to update any forward-looking statements to reflect events or circumstances arising after the date on which they are made.

RISKS RELATING TO OUR BUSINESS AND OPERATIONS

We face intense competition within our industry, which may adversely affect our results of operations and financial condition.

The rental and sales industry for uniforms, workwear and facility services sector is highly competitive. The main sources of differentiation in the industry are quality of products and services, and price. Our principal competitors include Cintas Corporation, Alsco and Vestis Corporation. The remainder of the market, however, is divided among hundreds of smaller businesses, many of which serve one or a limited number of markets or geographic service areas. In addition to our traditional rental competitors, we compete with businesses that focus on selling uniforms, facilities service products and other related items, including single-use disposable garments for use in the nuclear industry. Increased competition may result in price reductions, reduced gross margins and loss of market share, any of which could have a material effect on our results of operations and financial condition. We also compete with industry competitors for acquisitions, which has the effect of increasing the price for acquisitions and reducing the number of acquisition candidates available to us. If we pay higher prices for businesses we acquire, our returns on investment and profitability may be reduced.

Adverse economic and business conditions or geopolitical events may affect our business and our customer base and have a material adverse impact on our sales and operating results.

We supply uniform, workwear and facility services to many industries that have been in the past, and may be in the future, subject to adverse economic and business conditions resulting in shifting employment levels, workforce reductions, changes in worker productivity, uncertainty regarding the impacts of rehiring and shifts to offshore manufacturing. In addition, geopolitical conflicts, calamities or other events, including the conflict between Russia and Ukraine, disruption in the Middle East and public health events, may disrupt domestic and global business and financial markets and conditions.

The impacts of any general economic uncertainty, weakness or recession may include or result in, without limitation: falling overall demand for goods and services; reduced credit availability; reduced liquidity; volatility in credit, equity and foreign exchange markets; bankruptcies, inflation and interest rate volatility.

Any such adverse economic conditions could have a material adverse impact on our business, including our operating margins. Any conditions or events that adversely affect our current customers or sales prospects may cause such customers or prospects to restrict expenditures, reduce workforces or even to cease to conduct their businesses. Any of these circumstances would have the effect of reducing the number of employees utilizing our uniform, workwear and facility services, which could have a material adverse impact on our sales and results of operations.

Increases in inflation rates could have a material adverse impact on our revenues and operating margins. In addition, if our costs increase and we are not able to pass along these price increases to our customers, our results of operations would be adversely affected, and the adverse impact may be material.

Elevated inflation rates have at times had an adverse impact on our operating margins, including increased energy costs for our vehicles and plants and increased wages in the labor markets in which we compete. Any period of sustained inflation could pressure our margins in future periods. Adverse economic conditions resulting from inflationary pressures, U.S. Federal Reserve actions, including elevated interest rates and/or increases in interest rates, geopolitical issues, U.S. and foreign tariffs or other impositions on imported goods or other causes are difficult to predict and may have a material adverse impact on our business, results of operations and financial condition.

Continued high interest rates or increases in interest rates, especially if coupled with reduced government spending and volatility in financial markets, may have the effect of further increasing economic uncertainty and heightening these risks, which may result in an economic recession. In an inflationary environment, we may be unable to raise the prices of our products and services at or above the rate at which our costs increase, which may reduce our operating margins and have a material adverse effect on our financial results. We also may experience lower than expected sales and potential adverse impacts on our competitive position if there is a decrease in customer spending or a negative reaction to our pricing. A reduction in our revenue would be detrimental to our profitability and financial condition and could also have an adverse impact on our future growth.

Our failure to successfully implement our acquisition strategy and to grow our business could adversely affect our ability to increase our revenues and could negatively impact our profitability.

As part of our growth strategy, we intend to continue to actively pursue additional acquisition opportunities. However, as discussed above, we compete with others within our industry for suitable acquisition candidates. This competition may increase the price for acquisitions and reduce the number of acquisition candidates available to us. As a result, our ability to acquire businesses in the future, and to acquire such businesses on favorable terms, may be limited. Even if we are able to acquire businesses on favorable terms, managing growth through acquisition is a difficult process that includes integration and training of personnel, combining plant and operating procedures and additional matters related to the integration of acquired businesses within our existing organization. Unanticipated issues related to integration may result in additional expense or in disruption to our operations, either of which could negatively impact our ability to achieve anticipated benefits. While we believe we will be able to fully integrate acquired businesses, we can give no assurance that we will be successful in this regard.

Growth of our business will likely require us to increase our workforce, the scope of our operating and financial systems and the geographic area of our operations. We believe this growth will increase our operating complexity and the level of responsibility for both existing and new management personnel. Managing and sustaining our growth and expansion may require substantial enhancements to our operational and financial systems and controls, as well as additional administrative, operational and financial resources. There can be no assurance that we will be able to manage our expanding operations successfully, that any acquired business will perform as we expect, or that we will be able to maintain or accelerate our growth, and any failure to do so could have an adverse effect on our results of operations and financial condition.

In order to finance such acquisitions, we may need to obtain additional funds either through public or private financings, including bank and other secured and unsecured borrowings and the issuance of debt or equity securities. There can be no assurance that such financings would be available to us on reasonable terms or that any future issuances of securities in connection with acquisitions will not be dilutive to our shareholders.

If we are unable to preserve positive labor relationships or become the target of corporate labor unionization campaigns, the resulting labor unrest could disrupt our business by impairing our ability to produce and deliver our products.

As of August 30, 2025, we employed approximately 16,000 persons and less than 1% of our U.S. employees are represented by a union pursuant to a collective bargaining agreement. Competitors within our industry have been the target of corporate unionization campaigns by multiple labor unions. While our management believes that our employee relations are good, we cannot assure you that we will not become the target of campaigns similar to those faced by our competitors. The potential for unionization could increase in the future. If we do encounter pressure from any labor unions in connection with our acquisitions of other businesses, any resulting labor unrest could disrupt our business by impairing our ability to produce and deliver our products and diverting the attention of our management. In addition, significant union representation would require us to negotiate wages, salaries, benefits and other terms with many of our employees collectively and could adversely affect our results of operations by increasing our labor costs or otherwise restricting our ability to maximize the efficiency of our operations.

We may incur unexpected cost increases due to rising healthcare costs and other labor costs.

In general, the cost of healthcare that we provide to our employees has grown over the last few years at a rate in excess of our revenue growth and, as a result, has negatively impacted our operating results. Moreover, it is generally expected that healthcare costs in the U.S. will increase over the coming years. In addition, we may incur significant healthcare costs if a significant number of our employees experience injury or illness, including in connection with public health emergencies. As a result of these factors, and depending on the effect of any modifications we have made and may make in the future to our employee healthcare plans and enrollment levels in those plans or any future legislation or regulation affecting the healthcare industry, we expect that our future operating results will continue to be further adversely impacted by increasing healthcare costs.

Federal, state and municipal governments have and may continue to mandate increases to minimum wage and other employee benefits. In addition, we face wage pressure as the result of a low unemployment environment and increased competition in hiring. We have raised, and expect to continue to raise, our wage rates and benefits to reflect these changes, which has the effect of increasing our labor costs, which in turn adversely affects our results of operation and financial condition. Our failure to comply with these regulatory requirements would expose us to applicable penalties and increase the likelihood that we would be subject to unionization campaigns. Further mandates would require additional increases to our labor costs and adversely affect our operating margins.

Our failure to retain our current customers, renew our existing customer contracts and enter into customer contracts with new customers could adversely affect our business, results of operations and financial condition.

Our success depends on our ability to retain our current customers, renew our existing customer contracts and obtain new customers. Our ability to do so generally depends on a variety of factors, including the quality, price and responsiveness of our services, as well as our ability to market these services effectively and to differentiate ourselves from our competitors. In addition, renewal rates and our ability to obtain new customers are generally adversely affected by difficult economic and business conditions. We cannot assure you that we will be able to obtain new customers, renew existing customer contracts at the same or higher rates or that our current customers will not turn to competitors, cease operations or terminate contracts with us. Our failure to renew a significant number of our existing contracts would have an adverse effect on our results of operations and financial condition, and failure to obtain new customers could have an adverse effect on our growth and results of operations.

Periods of high fuel and energy costs and increases in fuel and energy costs could materially adversely affect our operating costs.

The price of fuel and energy needed to run our vehicles and equipment is unpredictable and fluctuates based on events outside our control, including geopolitical developments, such as the potential for a broadening Middle East conflict, the ongoing conflict between Russia and Ukraine and the resulting governmental sanctions against certain Russian individuals and entities, supply and demand for oil and gas, actions by the Organization of the Petroleum Exporting Countries, or OPEC, and other oil and gas producers, war and unrest in oil producing countries, regional production patterns, limits on refining capacities, natural disasters, environmental concerns, including the impact of legislative and regulatory efforts to limit greenhouse gas emissions, and public health emergencies. Our operating margins have been, and may continue to be, adversely impacted by volatility in energy prices. Periods of high fuel and energy costs and any increases in fuel and energy costs could materially adversely affect our operating costs.

As a result of our significant presence in energy producing regions, a prolonged drop in energy prices could negatively impact our financial results.

We have a substantial number of plants and conduct a significant portion of our business in energy producing regions in the U.S. and Canada. In general, we are relatively more dependent on business in these regions than are many of our competitors. If a dramatic decrease in oil prices were to occur, it could impact our customers in the oil industry and cause those customers to curtail their level of operations, which could have a corresponding effect on our customers in businesses which service or supply the oil industry as well as our customers in unrelated businesses. As a result, our organic growth in periods following a dramatic decrease in oil prices could be negatively impacted by elevated headcount reductions in our wearer base as well as increased lost accounts. At times, volatility in energy prices has had and may in the future have a significant impact on wearer levels at existing customers in our North American energy-dependent markets.

Fluctuations in our nuclear business in our Other segment, including the loss of key customers or a significant reduction in our business derived from key customers, could disproportionately impact our revenue and net income and create volatility in the price of our Common Stock.

Our nuclear decontamination business is affected by shut-downs, outages and clean-ups of the nuclear facilities we service. We are not able to control or predict with certainty when such shut-downs, outages and clean-ups will occur. In addition, our nuclear decontamination business tends to generate more revenue in the first and third fiscal quarters, which is when nuclear power plants typically schedule refueling and maintenance outages and thereby increase nuclear garment utilization. Moreover, a significant percentage of this segment's revenues are generated from a limited number of nuclear power plant operator customers. This concentration subjects this business to significant risks and may result in greater volatility in this segment's results of operations. Fluctuations in our nuclear decontamination business, including the loss of key customers of our Other segment, or a significant reduction in our business derived from such key customers, could materially adversely affect our results of operations and financial condition.

Our international business results are influenced by currency fluctuations and other risks that could have an adverse effect on our results of operations and financial condition.

A portion of our sales is derived from international markets. Revenue denominated in currencies other than the U.S. dollar represented approximately 7.0%, 6.9% and 7.0% of total consolidated revenues for fiscal 2025, the fiscal year ended August 31, 2024 ("fiscal 2024") and the fiscal year ended August 26, 2023 ("fiscal 2023"), respectively. The operating results of our international subsidiaries are translated into U.S. dollars and such results are affected by movements in foreign currencies relative to the U.S. dollar. The strength of the U.S. dollar has generally increased recently as compared to other currencies, which has had, and may continue to have, an adverse effect on our operating results as reported in U.S. dollars. In addition, a weaker Canadian dollar increases the costs to our Canadian operations of merchandise and other operational inputs that are sourced from outside Canada, which has the effect of reducing the operating margins of our Canadian business if we are unable to recover these additional costs through price adjustments with our Canadian customers. Our international operations are also subject to other risks, including the requirement to comply with changing and conflicting national and local regulatory requirements, including, without limitation, with respect to sustainability matters; potential difficulties in staffing and labor disputes; managing and obtaining support and distribution for local operations; credit risk or financial condition of local customers; potential imposition of restrictions on investments; potentially adverse tax consequences, including imposition or increase of withholding and other taxes on remittances and other payments by subsidiaries; foreign exchange controls; and local political and social conditions. In addition, U.S. and foreign trade policies and tariffs and other impositions on imported goods may have a negative impact on our business. There can be no assurance that the foregoing factors will not have an adverse effect on our international operations or on our consolidated financial condition and results of operations.

In addition, we own and operate manufacturing facilities in Mexico. Violence, crime and instability in Mexico has had, and may continue to have, an adverse effect on our operations, including the hijacking of our trucks and the implementation of security measures to protect our employees. While we carry certain insurance coverage, there can be no assurance that losses not covered by insurance that could result from an attack on our trucks or our personnel would not have a material adverse effect on our business, results of operations and financial condition. Operations in developing nations present several additional risks, including greater fluctuation in currencies relative to the U.S. dollar, economic and governmental instability, civil disturbances, volatility in gross domestic production, Foreign Corrupt Practice Act and other legal compliance issues and nationalization and expropriation of private assets, which could have a material adverse effect on our business, results of operations and financial condition.

Our failure to properly and efficiently design, construct, implement and operate a new ERP system could materially disrupt our operations, adversely impact the servicing of our customers and have a material adverse effect on our financial performance.

In fiscal 2022, we initiated a multiyear ERP project with a strong focus on supply chain and procurement automation and technology. We believe that this initiative will become the core of the UniFirst technology footprint and will integrate and complement the capabilities of our customer relationship management ("CRM") system. We expect the ERP system and the new supply chain and procurement capabilities that it will provide to enable lower operating costs and customer churn through enhanced inventory utilization and vendor management, improved response times to customer orders and more efficient back-end processes. We believe these capabilities will allow us to more effectively respond to and mitigate supply chain challenges. The failure to properly, efficiently and economically design processes, implement and operate an ERP system on a timely basis or at all could materially disrupt our operations, including our supply chain, adversely impact the servicing of our customers and have a material adverse effect on our financial results.

If our information technology systems suffer interruptions or failures, including as a result of cyber-attacks, our business operations could be disrupted or other material adverse impacts on our business could result.

Our information technology systems serve an important role in the efficient operation of our business. The failure of these information technology systems to perform as we anticipate could disrupt our business and negatively impact our results of operations. In addition, our information technology systems could be damaged or cease to function properly due to any number of causes, such as catastrophic events, power outages, security breaches, ransomware, computer viruses or cyber-based attacks. Further, state-sponsored cyber-attacks could expand, including in connection with geopolitical conflicts such as the conflict between Russia and Ukraine, which could adversely affect our or our suppliers' ability to maintain and enhance key cybersecurity and data protection measures. While we have contingency plans in place to prevent or mitigate the impact of these events, if such events were to occur and our disaster recovery plans do not effectively address the issues on a timely basis, we could suffer interruptions in our ability to manage our operations and service our customers, and we may be required to make a significant investment to fix or replace our information technology systems, each of which may have a material adverse effect on our business and financial results. In addition, if customer, employee or our proprietary information is compromised by a security breach or cyber-attack or other event, it could have a material adverse effect on our business, including as a result of remedial actions that we may be required to take, potential liabilities and penalties, loss of business and reputational damage. Our failure to properly respond to any such event could also result in exposure to liability. We are subject to numerous laws and regulations in the U.S. and internationally designed to protect the information of clients, customers, employees, and other third parties that we collect and maintain. These laws and regulations are increasing in complexity and number. If we fail to comply with such laws or regulations, we may be subject to litigation, monetary damages, enforcement actions or fines in one or more jurisdictions, which could have an adverse effect on our business.

We also rely on systems and applications provided by third-party vendors for certain information technology services. If these third-party vendors, or our suppliers or other vendors, experience service interruptions, security breaches, cyber-attacks, computer viruses, ransomware or other similar events, customer, employee or other proprietary information could be compromised and it could as a result or otherwise, have an adverse effect on our business.

Our business may be subject to seasonal and quarterly fluctuations.

Historically, our revenues and operating results have varied from quarter to quarter and are expected to continue to fluctuate in the future. In addition, our operating results historically have been seasonally lower during the second and fourth fiscal quarters than during the other quarters of the fiscal year. We incur various costs in integrating or establishing newly acquired businesses or start-up operations, and the profitability of a new location is generally expected to be lower in the initial period of its operation than in subsequent periods. Start-up operations in particular lack the support of an existing customer base and require a significantly longer period to develop sales opportunities and meet targeted operating results.

These factors, among others, may cause our results of operations in some future quarters to be below the expectations of securities analysts and investors, which could have an adverse effect on the market price of our Common Stock.

Loss of our key management or other personnel and our inability to hire qualified personnel could adversely impact our business.

Our success is largely dependent on the skills, experience and efforts of our senior management, including our President and Chief Executive Officer, and certain other key personnel. If, for any reason, one or more senior executives or key personnel were not to remain active in our Company, our results of operations could be adversely affected. Our future success also depends upon our ability to attract and retain key employees. There is competition in the market for the services of such qualified personnel and hourly workers. In addition, as discussed above, we face wage pressure as the result of a low unemployment environment and increased competition in hiring. We have raised, and expect to continue to raise, our wage rates and benefits to reflect these changes, which has the effect of increasing our labor costs, which in turn adversely affects our results of operation and financial condition. Our failure to attract and retain such personnel or workers could adversely affect our results of operations.

We depend on third parties to supply us with raw materials and facility services products and our results of operations could be adversely affected if we are unable to obtain adequate raw materials in a timely and economic manner, or at all, or if our supply chain is otherwise disrupted.

We manufactured approximately 62% of all garments we placed in service during fiscal 2025. These were primarily work pants and shirts manufactured at two of our plants located in San Luis Potosi, Mexico, at one plant located in Managua, Nicaragua, and by subcontracted manufacturers that we utilize within our sourcing strategy to balance demand and optimize costs. The balance of the garments used in our programs are purchased from a variety of industry suppliers. While we currently acquire the raw materials with which we produce our garments from a limited number of suppliers, we believe that such materials are generally readily available from other sources. Furthermore, overseas garment contractors could be subject to supply chain disruptions. We also source or import various facility services products, such as towels, microfiber, conventional mops, aprons, disposable gloves, etc., and our ability to obtain these supplies could potentially be impacted by supply chain disruptions. To date, we have experienced no significant difficulty in obtaining any of our raw materials or supplies, although at certain times, we have sourced raw materials or supplies from alternative sources or experienced cost increases for such raw materials and supplies. However, if we were to experience difficulty obtaining any of our raw materials from such suppliers and were unable to obtain new materials or supplies from other industry suppliers, or if the cost of obtaining such materials or supplies were to increase, including in any case as a result of inflation, high or rising interest rates, tariffs or other impositions on imported goods, geopolitical issues such as the conflict between Russia and Ukraine or disruption in the Middle East, or other supply chain disruptions, it could adversely affect our results of operations.

Unexpected events could disrupt our operations, including our reliance on key facilities, and have a material adverse impact on our operating results.

Unexpected events, including, without limitation, fires at facilities, natural disasters as a result of climate change or otherwise, such as hurricanes, earthquakes, floods and tornadoes, public health emergencies, terrorist activities, geopolitical issues including war or other conflicts such as conflicts in the Middle East or between Russia and Ukraine, unplanned utility outages, pandemics such as the COVID-19 pandemic, supply disruptions, failure of equipment or information systems, temporary or long-term disruption of our computer systems, or changes in laws and/or regulations impacting our business, could have a material adverse impact on our operating results. These events could result in disruption of customer service, physical damage to one or more key operating facilities, the temporary closure of one or more key operating facilities or the temporary disruption of information systems. In addition, the destruction or permanent or temporary loss of, or other disruptions with respect to, key facilities such as our distribution facility in Owensboro, Kentucky or our manufacturing facilities in Mexico or Nicaragua as a result of geopolitical issues or otherwise, or our manufacturing facility in Cave City, Arkansas, would have a material adverse effect on our operations and financial results.

We identified material weakness in our internal control over financial reporting related to certain information technology general controls ("ITGCs") supporting the manage change and manage access processes. If not remediated appropriately and timely, such material weakness could adversely impact our ability to record, process and report financial information accurately, result in loss of investor confidence and have a material adverse impact on our business, results of operations, financial condition and stock price.

As disclosed in Part II, Item 9A of our Annual Report on Form 10-K for fiscal 2024, we previously identified a material weakness related to deficiencies in our manage change and manage access processes that were not designed and operating effectively. These deficiencies affected all financially relevant business processes. While we worked during fiscal 2025 to remediate the previously identified material weakness, we were unable to fully remediate the material weakness prior to the end of fiscal 2025. However, we made significant progress in remediating the design and operating effectiveness of our control environment and successfully addressed IT General Controls (ITGCs) for several key financial systems, including our legacy ERP platform and supporting tools and utilities. At the end of fiscal 2025, the material weakness had been narrowed to deficiencies related to our CRM system which affected revenue and receivables as well as a group of legacy applications which affected revenue and receivables, supply inventory and merchandise in service.

As a public company, we are required to establish and periodically evaluate and assess procedures with respect to our internal control over financial reporting. In connection with our year-end assessment as part of this Annual Report, we determined that, as of August 30, 2025, we did not maintain effective internal control over financial reporting due to material weakness we identified in the design and operation of certain ITGCs relevant to our key accounting, reporting, and proprietary information technology ("IT") systems, as more fully described in Part II, Item 9A, "Controls and Procedures" of this Form 10-K. These material weakness did not result in any identified misstatements to the financial statements, and there were no changes to previously issued financial results.

While we are in the process of implementing changes to remediate the material weakness identified, there can be no assurance that such remedial measures will be successful and we will be able to remediate the material weakness in a timely manner. If we are unable to remediate the material weakness appropriately and timely, or are otherwise unable to maintain effective internal control over financial reporting or disclosure controls and procedures, our ability to record, process and report financial information accurately, and to prepare financial statements within required time periods, could be adversely affected, which could subject us to litigation or investigations requiring management resources and payment of legal and other expenses, negatively affect investor confidence in our financial statements and have a material adverse effect on our business, results of operations, financial condition and stock price.

Our business could be adversely impacted if we have deficiencies in our disclosure controls and procedures or internal control over financial reporting, including as a result of the material weakness identified by management and discussed above.

The design and effectiveness of our disclosure controls and procedures and internal control over financial reporting, including new and revised financial and information technology-related controls that we have been designing, implementing and operating, may not prevent all errors, misstatements or misrepresentations. While management will continue to review the effectiveness of our disclosure controls and procedures and internal control over financial reporting, there can be no guarantee that our internal control over financial reporting will be effective in accomplishing all control objectives all of the time. Deficiencies in our internal control over financial reporting, including the material weakness identified by management and discussed above and any additional material weakness which may occur in the future, could result in misstatements of our results of operations, restatements of our financial statements, a decline in our stock price, or otherwise materially adversely affect our business, reputation, results of operations, financial condition or liquidity.

U.S. and foreign trade policies, including the assessment of tariffs and other impositions on imported goods, may have a material adverse impact on our business.

The U.S. and certain foreign countries have recently announced new or increased tariffs on imported goods, and additional tariffs or increases in tariffs could be assessed in the future. If any such tariffs or other impositions on imported goods were to increase our cost or difficulty of obtaining raw materials or products from suppliers and we were unable to mitigate the impacts of any such increased costs or difficulties, it could have a material adverse impact on our business and our results of operations. In addition, any such tariffs or other impositions on imported goods could have a negative adverse impact on economic conditions generally and on the businesses of our customers, including decreases in wearer levels at our customers, which could have a material adverse impact on our business and our results of operations.

LEGAL AND REGULATORY RISKS

The expenses we may incur to comply with environmental regulations, including costs associated with potential environmental remediation, may prove to be significant and could have a material adverse effect on our results of operations and financial condition.

We, like our competitors, are subject to various federal, state and local laws and regulations governing, among other things, air emissions, wastewater discharges, and the generation, handling, storage, transportation, treatment and disposal of hazardous wastes and other substances. In particular, industrial laundries currently use and must dispose of detergent wastewater and other residues, and, in the past, used perchloroethylene and other dry cleaning solvents. We are attentive to the environmental concerns surrounding the disposal of these materials and have, through the years, taken measures to avoid their improper disposal. Over the years, we have settled, or contributed to the settlement of, past actions or claims brought against us relating to the disposal of hazardous materials at several sites, and there can be no assurance that we will not have to expend material amounts to remediate the consequences of any such disposal in the future. Further, under environmental laws, an owner or lessee of real estate may be liable for the costs of removal or remediation of certain hazardous or toxic substances located on, or in, or emanating from such property, as well as related costs of investigation and property damage. Such laws often impose liability without regard to whether the owner or lessee knew of, or was responsible for, the presence of such hazardous or toxic substances. There can be no assurance that acquired or leased locations have been operated in compliance with environmental laws and regulations or that future uses or conditions will not result in the imposition of liability upon us under such laws or expose us to third-party actions such as tort suits.

We continue to address environmental conditions under terms of consent orders negotiated with the applicable environmental authorities or otherwise with respect to sites located in or related to certain sites.

We have accrued certain costs related to certain sites.

On a quarterly basis, we assess each of our environmental sites to determine whether the costs of investigation and remediation of environmental conditions are probable and can be reasonably estimated as well as the adequacy of our accruals with respect to such costs. There can be no assurance that our accruals with respect to our environmental sites will be sufficient or that the costs of remediation and investigation will not substantially exceed our accruals as new facts, circumstances or estimates arise.

Our nuclear garment decontamination facilities are licensed by the Nuclear Regulatory Commission, or in certain cases, by the applicable state agency, and are subject to regulation by federal, state and local authorities. We also have nuclear garment decontamination facilities in the United Kingdom and the Netherlands. These facilities are licensed and regulated by the respective country's applicable federal agency. In the past, scrutiny and regulation of nuclear facilities and related services have resulted in the suspension of operations at certain nuclear facilities served by us or disruptions in our ability to service such facilities. There can be no assurance that such scrutiny and regulation will not lead to the shut-down of such facilities or otherwise cause material disruptions in our garment decontamination business.

In addition, our nuclear garment decontamination operations are subject to asset retirement obligations related to the decommissioning of our nuclear laundry facilities. We recognize as a liability the present value of the estimated future costs to decommission these facilities. The estimated liability is based on historical experience in decommissioning nuclear laundry facilities, estimated useful lives of the underlying assets, external vendor estimates as to the cost to decommission these assets in the future, and federal and state regulatory requirements. No assurances can be given that these accruals will be sufficient or that the costs of such decommissioning will not substantially exceed such accruals, as our facts, circumstances or estimates change, including changes in the Company's estimated useful lives of the underlying assets, estimated dates of decommissioning, changes in decommissioning costs, changes in federal or state regulatory guidance on the decommissioning of such facilities, or other changes in estimates.

In addition to contingencies and claims relating to environmental compliance matters, we may from time to time be subject to legal or regulatory proceedings and claims related to our business operations which may have a material adverse effect on our financial condition and operating results.

In addition to contingencies and claims relating to environmental matters, we are subject from time to time to legal or regulatory proceedings, including, without limitation, with respect to tax matters, and to claims and disputes arising from the conduct of our business operations, including personal injury claims, customer contract matters and employment claims such as claims alleging violations of, and damages under, the Fair Labor Standards Act (the "FLSA"). Refer to Note 11, "Commitments and Contingencies", of our Consolidated Financial Statements for further discussion. For example, in the fourth quarter of fiscal 2022, the Mexican federal tax authority issued a tax assessment on our subsidiary in Mexico for fiscal 2016 import taxes, value added taxes and custom processing fees of over $17.0 million, plus surcharges, fines and penalties of $67.7 million for a total assessment of $84.7 million. We challenged the validity of the tax assessment through an appeal process. In the first quarter of fiscal 2025, the Federal Tax Court in Mexico made a determination partially in our favor. Following the Federal Tax Court's determination, we filed a constitutional action before the Federal Administrative Court. In addition, the federal tax authority appealed the determination of the Federal Tax Court. While we are unable to ascertain the ultimate outcome of this matter, based on the information currently available, we believe that a loss with respect to this matter is neither probable nor remote. Given the uncertainty associated with the ultimate resolution of this matter, the we are unable to reasonably assess an estimate or range of estimates of any potential losses. Accordingly, we have not recorded a liability related to this matter.

Certain of the claims to which we are subject are typically not covered by our available insurance. In addition, claims occasionally result in significant investigation and litigation expenses and, if successful, may result in material losses to us. Certain claims may also result in significant adverse publicity against us. As a consequence, successful claims against us not covered by our available insurance coverage or the adverse outcome of a legal or regulatory proceeding, or the impact of adverse publicity against us, could have a material adverse effect on our business, financial condition and results of operation.

Failure to comply with state, federal, international and other laws, rules and regulations to which we are subject may result in penalties or costs that could have a material adverse effect on our business.

Our business is subject to various state, federal, international and other laws, rules and regulations, including employment laws and regulations such as the FLSA, minimum wage requirements, overtime requirements, working condition requirements, citizenship requirements, healthcare insurance mandates, data protection requirements, import and export requirements and restrictions and other laws, rules and regulations, including those of the SEC and NYSE and those relating to accounting. We have incurred, and will continue to incur, capital and operating expenditures and other costs in the ordinary course of our business in complying with the laws, rules and regulations to which we are subject. Any appreciable increase in the statutory minimum wage rate, income or overtime pay, costs of complying with healthcare insurance mandates, changes in the requirements under the Occupational Safety and Health Act of 1970, as amended, changes in environmental compliance requirements, or changes to immigration laws and citizenship requirements would likely result in an increase in our labor costs and/or contribute to a shortage of available labor and such cost increase or labor shortage, or the penalties for failing to comply with such statutory minimums or regulations, could have an adverse effect on our business, liquidity and results of operations. The impact of any new laws, rules and regulations such as recent rules adopted by the SEC regarding climate-related and cybersecurity-related disclosures, or changes to laws, rules and regulations or governmental interpretations of such laws, rules and regulations, cannot be predicted and could cause us to incur substantial compliance costs. Any failure to comply with applicable laws, rules and regulations could result in substantial fines or penalties by government authorities, payment of damages to private litigants or possible revocation of our authority to conduct our operations, which could materially adversely affect our ability to service customers and our results of operations.

Changes in or new interpretations of the governmental regulatory framework may affect our contract terms and may reduce our sales or profits.

A portion of our total consolidated revenues is derived from business with U.S. federal, state and local governments and agencies. Changes or new interpretations in, or changes in the enforcement of, the statutory or regulatory framework applicable to services provided under governmental contracts or bidding procedures could result in fewer new contracts or contract renewals, modifications to the methods we apply to price government contracts or in contract terms of shorter duration than we have historically experienced, any of which could result in lower sales or profits than we have historically achieved, which could have an adverse effect on our results of operations.

GENERAL RISK FACTORS

Adverse global financial and economic conditions may result in impairment of our goodwill and intangibles.

Our market capitalization, from time to time, has experienced volatility due in part to turbulent economic conditions and disruption in the global equity and credit markets. Under accounting principles generally accepted in the U.S. ("U.S. GAAP"), we may be required to record an impairment charge if changes in circumstances or events indicate that the carrying values of our goodwill and intangible assets exceed their fair value and are not recoverable. Any significant and other-than-temporary decrease in our market capitalization could be an indicator, when considered together with other factors, that the carrying values of our goodwill and intangible assets exceed their fair value, which may result in our recording an impairment charge. We are unable to predict economic trends, but we continue to monitor the impact of changes in economic and financial conditions on our operations and on the carrying value of our goodwill and intangible assets. Should the value of our acquired goodwill or one or more of our acquired intangibles become impaired, our consolidated earnings and net worth may be materially adversely affected.

The price of our Common Stock may be highly volatile, which could result in significant price declines.

The price of our Common Stock may experience significant volatility. Such volatility may be caused by fluctuations in our operating results, changes in earnings estimated by investment analysts, the number of shares of our Common Stock traded each day, the degree of success we achieve in implementing our business and growth strategies, changes in business or regulatory conditions affecting us, our customers or our competitors and other factors. In addition, stocks listed on the NYSE have occasionally experienced extreme price and volume fluctuations that often have been unrelated to, or disproportionate to, the operating performance of the listed companies. These fluctuations, as well as general economic, political and market conditions, may adversely affect the market price of our Common Stock.

If we are unable to accurately predict our future tax liabilities or become subject to increased levels of taxation or our tax contingencies are unfavorably resolved, our results of operations and financial condition could be materially adversely affected.

The rules dealing with U.S. federal, state and local and non-U.S. taxation are regularly under review by persons involved in the legislative process and by the Internal Revenue Service ("IRS"), the U.S. Treasury Department and other taxing authorities. Changes to tax laws (which changes may have retroactive application) could adversely affect us or holders of our Common Stock. Any such tax laws, regulations, interpretations, or rulings could have an adverse effect on our financial condition and results of operations. These changes could subject us to additional income taxes and non-income taxes (such as payroll, sales, use, import, value-added, digital tax, net worth, property, and goods and services taxes), which in turn could materially affect our financial position and results of operations. Additionally, new, changed, modified, or newly interpreted or applied tax laws could increase our customers' and our compliance costs, operating and other costs, as well as the costs of our products. In recent years, many such changes have been made, and changes are likely to continue to occur in the future. As we expand the scale of our business activities, any changes in the U.S. and non-U.S. taxation of such activities may increase our effective tax rate and harm our business, financial condition, and results of operations.

In addition, we are also subject to tax audits in the U.S., Canada, Mexico, and other jurisdictions in which we do business, including, but not limited to, various states and Canadian provinces. These audits can be complicated and can require several years to resolve. The final resolution of any such tax audit could result in an increase in our income tax and other tax liabilities. Although we believe that our current tax provisions are reasonable and appropriate, there can be no assurance that these items will be settled for the amounts accrued, that additional tax exposures will not be identified in the future or that additional tax reserves will not be necessary for any such exposures. Any increase in the amount of taxes we owe, including any fines or penalties, as a result of challenges to our tax filing positions could result in a material adverse effect on our business, results of operations and financial condition. Refer to Note 11, "Commitments and Contingencies", of our Consolidated Financial Statements for further discussion, including regarding the tax assessment matter in Mexico.

We are controlled by our principal shareholders, and our other shareholders may be unable to affect the outcome of shareholder voting.

As of October 22, 2025, to the Company's knowledge, the members of the Croatti family and other family members owned, directly or indirectly, in the aggregate approximately 3,551,265 shares of our Class B Common Stock, which represents approximately 19.6% of the aggregate number of outstanding shares of our Common Stock and Class B Common Stock, but approximately 70.9% of the combined voting power of the outstanding shares of our Common Stock and Class B Common Stock. To the Company's knowledge, the members of the Croatti family and other family members owned, directly or indirectly, a number of shares of Common Stock. As a result, the members of the Croatti family, acting with other family members, could effectively control most matters requiring approval by our shareholders, including the election of a majority of the directors. While historically the members of the Croatti family have individually voted their respective shares of Class B Common Stock in the same manner, there is no contractual understanding requiring this and there is no assurance that the family members will continue to individually vote their shares of Class B Common Stock in the same manner. This voting control by the members of the Croatti family, together with certain provisions of our by-laws and articles of organization, could have the effect of delaying, deferring or preventing a change in control of our Company that would otherwise be beneficial to our public shareholders.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 1C. CYBERSECURITY

Cybersecurity Risk Management and Strategy

Our cybersecurity risk management strategy is designed to detect, evaluate, and manage risks from cybersecurity threats and incidents. Our program is intended to identify cybersecurity risks facing our organization and inform our risk-based approach to cybersecurity preparedness and incident response procedures.

Our cybersecurity risk management program is supported by our third-party vendors and service providers, and includes, but is not limited to, periodic penetration testing and endpoint detection, and automated tools to monitor our network and systems to detect vulnerabilities or unusual activity that could lead to unauthorized access to our systems or data. We conduct assessments, as appropriate, of critical third-party service providers, which generally include a cybersecurity questionnaire and a review of security assessments and certifications. We also provide cybersecurity awareness training to employees with access to our network.

We also have a policy for responding to and mitigating cybersecurity incidents. Our Chief Information & Technology Officer ("CITO") oversees our incident response procedures, which are reviewed and updated periodically.

We have not identified cybersecurity incidents or threats that have materially affected us or are reasonably likely to materially affect us, including our business strategy, results of operations, or financial condition. However, like other companies in our industry, we and our third-party vendors have from time to time experienced threats that could affect our information or systems. For more information, please see the risk factor titled *"If our information technology systems suffer interruptions or failures, including as a result of cyber-attacks, our business operations could be disrupted or other material adverse impacts on our business could result."*

Cybersecurity Governance

Our CITO, who reports to our Chief Executive Officer, is responsible for leading our information security team and overseeing the Company's cybersecurity risk management efforts. Our CITO has significant experience as a chief technology officer. Our Chief Information Security Officer supports the program and incident response and reports to the CITO.

Our cybersecurity risk management program is overseen by our Board of Directors. Members of the Board of Directors and the Audit Committee will periodically meet with our CITO to discuss material cybersecurity risks facing our organization and significant changes or updates to our cybersecurity processes. The full Board of Directors receives a cybersecurity risk management update from management generally on a quarterly basis.

ITEM 2. PROPERTIES

As of August 30, 2025, we owned or leased 281 facilities containing an aggregate of approximately 8.3 million square feet located in the U.S., Canada, Mexico, Europe and Nicaragua. We owned 148 of these facilities, containing approximately 6.6 million square feet. These facilities include our 325,000 square foot Owensboro, Kentucky distribution center and almost all of our industrial laundry processing plants. We believe our industrial laundry facilities are among the most modern in the industry.

We own substantially all of the machinery and equipment used in our operations. We believe that our facilities and our production, cleaning and decontamination equipment have been well maintained and are adequate for our present needs. We also own a fleet of approximately 4,813 delivery vans, trucks and other vehicles.

ITEM 3. LEGAL PROCEEDINGS

We are involved with environmental investigation, monitoring and remediation activities at certain sites. In addition, from time to time, we are subject to legal proceedings and claims arising from the current conduct of our business operations, including personal injury, customer contract, employment claims such as claims alleging violations of, and damages under, the FLSA and environmental and tax matters as described in our Consolidated Financial Statements. We maintain insurance coverage providing indemnification against many of such claims, and we do not expect, although there can be no assurance, that we will sustain any material loss as a result thereof.

In addition, we, like our competitors, are subject to various federal, state and local laws and regulations governing, among other things, air emissions, wastewater discharges, and the generation, handling, storage, transportation, treatment and disposal of hazardous wastes and other substances. In particular, industrial laundries currently use and must properly dispose of detergent wastewater and other residues, and, in the past, have used perchloroethylene and other dry cleaning solvents. We have settled, or contributed to the settlement of, past actions or claims brought against us relating to the disposal of hazardous materials at several sites and there can be no assurance that we will not have to expend material amounts to remediate the consequences of any such disposal in the future. Further, under environmental laws, an owner or lessee of real estate may be liable for the costs of removal or remediation of certain hazardous or toxic substances located on or in or emanating from such property, as well as related costs of investigation and property damage. Such laws often impose liability without regard to whether the owner or lessee knew of, or was responsible for, the presence of such hazardous or toxic substances. There can be no assurance that our acquired or leased locations have been operated in compliance with environmental laws and regulations or that future uses or conditions will not result in the imposition of liability upon us under such laws or expose us to third-party actions such as tort suits. Refer to Note 11, "Commitments and Contingencies", of our Consolidated Financial Statements for further discussion.

ITEM 4. MINE SAFETY DISCLOSURES

Not Applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Common Stock Information

Our Common Stock trades on the NYSE under the symbol "UNF", while our Class B Common Stock is not publicly traded. On July 29, 2025, our Board of Directors declared a quarterly cash dividend of $0.350 per share of Common Stock and $0.280 per share of Class B Common Stock. Both dividends were paid on September 26, 2025 to shareholders of record as of September 5, 2025. The amount and timing of any future dividend payment is subject to the approval of the Board of Directors each quarter.

The approximate number of shareholders of record of our Common Stock and Class B Common Stock as of October 24, 2025 was 46 and 42, respectively. We believe that the number of beneficial owners of our Common Stock is substantially greater than the number of record holders because a large portion of our Common Stock is held of record in broker "street names".

Issuer Purchases of Equity Securities

The following table provides information regarding our purchases of equity securities for the periods set forth therein:

Period	(a) Total Number of Shares Purchased (1)	(b) Average Price Paid per Share (1)	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Program (1)	(d) Maximum Number (or Approximate Dollar Value) of Shares that May Yet be Purchased Under the Plans or Program (1)
June 1, 2025 - June 28, 2025	25,500	$ 186.91	25,500	$ 81,600,454
June 29, 2025 - July 26, 2025	153,337	$ 177.04	153,337	$ 54,705,284
July 27, 2025 - August 30, 2025	81,000	$ 176.25	81,000	$ 40,570,487
Total	259,837		259,837	

(1)   On April 8, 2025, our Board of Directors authorized a new share repurchase program to repurchase up to $100.0 million of our outstanding shares of Common Stock, inclusive of the amount which remained available under the existing share repurchase program approved in 2023. Repurchases made from time to time under the new program, if any, will be made in either the open market or in privately negotiated transactions. The timing, manner, price and amount of any repurchase will depend on a variety of factors, including economic and market conditions, the Company stock price, corporate liquidity requirements and priorities, applicable legal requirements and other factors. The share repurchase program has been funded to date using our available cash and may be suspended or discontinued at any time.

Stock Performance Graph

The graph below compares the cumulative five-year total return on UniFirst Corporation's Common Stock with the Russell 2000 Index and a customized peer group of three companies that includes Aramark, Cintas Corporation and Rollins, Inc. The graph assumes an investment of $100 in each of UniFirst Corporation's Common Stock, the Russell 2000 Index, and the performance through August 30, 2025, assuming the reinvestment of dividends.

The graph below matches the cumulative 5-Year total return of holders of UniFirst Corporation's common stock with the cumulative total returns of the Russell 2000 index and a customized peer group of three companies that includes: Cintas Corp, Aramark and Rollins Inc. The graph assumes that the value of the investment in our common stock, in each index, and in the peer group (including reinvestment of dividends) was $100 on 8/31/2020 and tracks it through 8/31/2025.



COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among UniFirst Corporation, the Russell 2000 Index,
and a Peer Group

*$100 invested on 8/31/20 in stock or index, including reinvestment of dividends.
Fiscal year ending August 31.

Copyright© 2025 Russell Investment Group. All rights reserved.

	8/20	8/21	8/22	8/23	8/24	8/25
UniFirst Corporation	100.00	119.48	94.60	93.05	100.99	95.35
Russell 2000	100.00	147.08	120.78	126.40	149.74	161.97
Peer Group	100.00	117.50	116.88	141.31	206.07	221.03

The stock price performance included in this graph is not necessarily indicative of future stock price performance.

ITEM 6. [RESERVED]

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Business Overview

We are one of the leading providers of workplace uniforms and protective clothing in North America. We design, manufacture, personalize, rent, clean, deliver, and sell a wide range of uniforms and protective clothing, including shirts, pants, jackets, coveralls, lab coats, smocks, aprons and specialized protective wear, such as flame resistant and high visibility garments. We also rent and sell industrial wiping products, floor mats, facility service products and other non-garment items, and provides restroom and cleaning supplies and first aid cabinet services and other safety supplies as well as provide certain safety training, to a variety of manufacturers, retailers and service companies. We serve businesses of all sizes across multiple industries and sectors. We provide our products and services to over 300,000 customer locations in the U.S., Canada and Europe.

U.S. GAAP establishes standards for reporting information regarding operating segments in annual financial statements and requires selected information of those segments to be presented in interim financial reports issued to shareholders. Operating segments are identified as components of an enterprise for which separate discrete financial information is available for evaluation by the chief operating decision-maker, or decision-making group, in making decisions on how to allocate resources and assess performance. Our chief operating decision-maker is our Chief Executive Officer.

Prior to May 31, 2025, we organized our business into six operating segments: U.S. Rental and Cleaning, Canadian Rental and Cleaning, Manufacturing ("MFG"), Specialty Garments Rental and Cleaning ("Specialty Garments"), First Aid and Corporate. The U.S. Rental and Cleaning and Canadian Rental and Cleaning operating segments were previously combined to form the U.S. and Canadian Rental and Cleaning reporting segment, and as a result, we had five reporting segments. We previously referred to our U.S. and Canadian Rental and Cleaning, MFG, and Corporate segments combined as our "Core Laundry Operations."

Beginning with the fourth quarter of 2025, we reorganized our business into three reportable operating segments based on the information reviewed by our Chief Executive Officer: Uniform & Facility Service Solutions, First Aid & Safety Solutions and Other. Refer to Item 1, "Business" and Note 15, "Segment Reporting" to our Consolidated Financial Statements for our disclosure of segment information. We have recast certain prior period segment results to conform with the current presentation.

The Uniform & Facility Service Solutions segment consolidates the former Corporate, MFG and U.S. and Canadian Rental and Cleaning operating segments and includes our cleanroom operations, which was previously part of the Specialty Garments reporting segment. The Uniform & Facility Service Solutions reporting segment designs, manufactures, purchases, rents, cleans, delivers and sells, uniforms and protective clothing and non-garment items in the U.S. and Canada. Certain operations of the Uniform & Facility Service Solutions reporting segment are referred to by the Company as "industrial laundry operations" and we refer to the locations related to this reporting segment as our "industrial laundries". Additionally, the Uniform & Facility Service Solutions consists of our distribution center, sales and marketing, information systems, engineering, materials management, manufacturing planning, finance, budgeting, human resources, other general and administrative costs and interest expense. The segment, through the Company's cleanroom operations, also purchases, rents, cleans, delivers and sells specialty garments and non-garment items primarily for cleanroom applications and provides cleanroom cleaning at limited customer locations.

We renamed our First Aid reporting segment as the First Aid & Safety Solutions reporting segment to better reflect the scope of services and products offered. The First Aid & Safety Solutions reporting segment sells first aid cabinet services and other safety supplies, provides certain safety training and maintains wholesale distribution and pill packaging operations for non-prescription medicines.

The Other reporting segment currently consists of our nuclear business, which was previously part of the Specialty Garments reporting segment with our cleanroom operations. The segment purchases, rents, cleans, delivers and sells, specialty garments and non-garment items primarily for nuclear applications.

Approximately 91.2% of our revenues in fiscal 2025 were derived from our Uniform & Facility Service Solutions segment. A key driver of this business is the number of workers employed by our customers. Our revenues are directly impacted by fluctuations in these employment levels. First Aid & Safety Solutions represented approximately 4.7% of our total revenues in fiscal 2025. Revenues from our Other segment, which accounted for approximately 4.1% of our fiscal 2025 revenues, increases during outages and refueling by nuclear power plants, as garment usage increases at these times.

Critical Accounting Policies and Estimates

We believe the following critical accounting policies reflect our more significant judgments and estimates used in the preparation of our Consolidated Financial Statements.

Use of Estimates

We prepare our financial statements in conformity with U.S. GAAP, which requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. We utilize key estimates in preparing the financial statements, including casualty and environmental estimates, valuation of intangible assets acquired in connection with a business combination, recoverability of goodwill, intangibles, income taxes and long-lived assets. These estimates are based on historical information, current trends, and information available from other sources. Our results are affected by economic, political, legislative, regulatory and legal actions. Economic conditions, such as recessionary trends, inflation, interest and monetary exchange rates, government fiscal policies, and changes in the prices of raw materials, can have a significant effect on operations. These factors and other events could cause actual results to differ from management's estimates.

Revenue Recognition and Allowance for Doubtful Accounts

We recognize revenue from rental operations and related services in the period in which the services are provided. Direct sale revenue is recognized in the period in which the services are performed or when the product is shipped. Our judgment and estimates are used in determining the collectability of accounts receivable and evaluating the adequacy of the allowance for doubtful accounts as well as our sales credits reserve. We consider specific accounts receivable and historical bad debt experience, customer credit worthiness, current economic trends and the age of outstanding balances as part of our evaluation in assessing the allowance for doubtful accounts. We consider our historical credit experience in assessing the sales credits reserve. Changes in our estimates are reflected in the period they become known. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. Material changes in our estimates may result in significant differences in the amount and timing of bad debt expense recognition for any given period. Our revenues do not include taxes we collect from our customers and remit to governmental authorities.

Inventories and Rental Merchandise in Service

Our inventories are stated at the lower of cost or net realizable value, net of any reserve for excess and obsolete inventory. Work-in-process and finished goods inventories consist of materials, labor and manufacturing overhead. Judgments and estimates are used in determining the likelihood that new goods on hand can be sold to our customers or used in our rental operations. We monitor canceled or terminated contracts (and reductions in customer orders) as part of its ongoing assessment of realizability. If such cancellations or reductions indicate that inventory held for those contracts may not be sold or used, additional reserves or write-downs are recorded. Historical inventory usage and current revenue trends are considered in estimating both excess and obsolete inventories. If actual product demand and market conditions are less favorable than those projected by management, additional inventory write-downs may be required. We use the first-in, first-out ("FIFO") method to value our inventories, which primarily consist of finished goods. Rental merchandise in service is being amortized on a straight-line basis over the estimated service lives of the merchandise, which range from six to thirty-six months. In establishing estimated lives for merchandise in service, our management considers historical experience and the intended use of the merchandise. Material differences may result in the amount and timing of operating profit for any period if we make significant changes to our estimates.

Goodwill, Intangibles and Other Long-Lived Assets

In accordance with U.S. GAAP, we do not amortize goodwill. Instead, we test goodwill at the reporting unit level for impairment on an annual basis and between annual tests if events and circumstances indicate it is more likely than not that the fair value of a reporting unit is less than its carrying value. Our evaluation considers changes in the operating environment, competitive information, market trends, operating performance and cash flow modeling.

We completed our annual goodwill impairment test as of the first day of the fourth quarter in fiscal 2025, fiscal 2024 and fiscal 2023. There have been no impairments of goodwill or other intangible assets in fiscal 2025, 2024 or 2023.

We cannot predict future economic conditions and their impact on us or the future net realizable value of our stock. A decline in our market capitalization and/or deterioration in general economic conditions could negatively and materially impact our assumptions and assessment of the fair value of our business. If general economic conditions or our financial performance deteriorate, we may be required to record a goodwill impairment charge in the future which could have a material impact on our financial condition and results of operations.

Property, plant and equipment, and definite-lived intangible assets are depreciated or amortized over their useful lives. Useful lives are based on our estimates of the period that the assets will generate economic benefits. Long-lived assets are evaluated for impairment whenever events or circumstances indicate an asset may be impaired. There were no material impairments of long-lived assets in fiscal 2025, 2024 or 2023.

Business Combinations

The Company accounts for business acquisitions using the purchase method of accounting, in accordance with which assets acquired and liabilities assumed are recorded at their respective fair values at the acquisition date. The fair value of the consideration paid, including contingent consideration, is assigned to the assets acquired and liabilities assumed based on their respective fair values. Goodwill represents the excess of the purchase price over the estimated fair values of the assets acquired and liabilities assumed.

The Company's management exercises significant judgments in determining the fair value of assets acquired and liabilities assumed, as well as intangibles and their estimated useful lives. Fair value and useful life determinations are based on, among other factors, estimates of future expected cash flows, royalty cost savings and appropriate discount rates used in computing present values. These judgments may materially impact the estimates used in allocating acquisition date fair values to assets acquired and liabilities assumed, as well as the Company's current and future operating results. Actual results may vary from these estimates which may result in adjustments to goodwill and acquisition date fair values of assets and liabilities during a measurement period or upon a final determination of asset and liability fair values, whichever occurs first. Adjustments to the fair value of assets and liabilities made after the end of the measurement period are recorded within the Company's operating results.

Insurance

We self-insure for certain obligations related to health and dental, workers' compensation, vehicles and general liability programs. We also purchase stop-loss insurance policies for workers' compensation, vehicles and general liability programs to protect ourselves from catastrophic losses. Judgments and estimates are used in determining the potential value associated with reported claims and for events that have occurred but have not been reported. Our estimates consider historical claim experience and other factors. Our liabilities are based on our estimates, and, while we believe that our accruals are adequate, the ultimate liability may be significantly different from the amounts recorded. In certain cases where partial insurance coverage exists, we must estimate the portion of the liability that will be covered by existing insurance policies to arrive at our net expected liability. Receivables for insurance recoveries are recorded as assets, on an undiscounted basis. Changes in our claim experience, our ability to settle claims or other estimates and judgments we use could have a material impact on the amount and timing of expense for any given period.

Environmental and Other Contingencies

We are subject to legal proceedings and claims arising from the conduct of our business operations, including environmental matters, personal injury, customer contract matters and employment claims. U.S. GAAP requires that a liability for contingencies be recorded when it is probable that a liability has occurred, and the amount of the liability can be reasonably estimated. Significant judgment is required to determine the existence of a liability, as well as the amount to be recorded. We regularly consult with our attorneys and outside consultants, in our consideration of the relevant facts and circumstances, before recording a contingent liability. We record accruals for environmental and other contingencies based on enacted laws, regulatory orders or decrees, our estimates of costs, insurance proceeds, participation by other parties, the timing of payments, and the input of our attorneys and outside consultants.

The estimated liability for environmental contingencies has been discounted as of August 30, 2025 using risk-free interest rates ranging from 4.86% to 4.92% over periods ranging from twenty to thirty years. The estimated current costs, net of legal settlements with insurance carriers, have been adjusted for the estimated impact of inflation at 3.0% per year. Changes in enacted laws, regulatory orders or decrees, our estimates of costs, risk-free interest rates, insurance proceeds, participation by other parties, the timing of payments, the input of our attorneys and outside consultants or other factual circumstances could have a material impact on the amounts recorded for our environmental and other contingent liabilities. Refer to Note 11, "Commitments and Contingencies", of our Consolidated Financial Statements for additional discussion and analysis.

Income Taxes

We compute income tax expense by jurisdiction based on our operations in each jurisdiction. Deferred income taxes are provided for temporary differences between the amounts recognized for income tax and financial reporting purposes at currently enacted tax rates. Deferred tax assets and liabilities are determined by the differences between the consolidated financial statement carrying amounts and the tax basis of assets and liabilities. See Note 4, "Income Taxes" of our Consolidated Financial Statements for the types of items that give rise to significant deferred income tax assets and liabilities. Deferred income taxes are classified as assets or liabilities based on the classification of the related asset or liability for financial reporting purposes. We regularly review deferred tax assets for recoverability based upon projected future taxable income and the expected timing of the reversals of existing temporary differences. Although realization is not assured, management believes it is more likely than not that the recorded deferred tax assets will be realized.

We are periodically reviewed by U.S. domestic and foreign tax authorities regarding the amount of taxes due. These reviews typically include inquiries regarding the timing and amount of deductions and the allocation of income among various tax jurisdictions. In evaluating the exposure associated with various filing positions, we record estimated reserves. Refer to Note 4, "Income Taxes", of our Consolidated Financial Statements for further discussion regarding our accounting for income taxes and our uncertain tax positions for financial accounting purposes.

Fiscal Year

Our fiscal year ends on the last Saturday in August. For financial reporting purposes, fiscal 2025 and 2024 consisted of 52 weeks and 53 weeks, respectively.

Factors Affecting our Business

In general, we believe that our results of operations are not dependent on moderate changes in the inflation rate. Historically, we have been able to manage the impacts of more significant changes in inflation rates through our customer relationships, customer agreements that generally provide for price increases and continued focus on improvements in operational productivity. However, the inflationary environment in recent years had a negative impact on our margins, including increased energy costs for our vehicles and our plants, and increased wages in the labor markets in which we compete. While inflation has moderated recently, a period of sustained inflation could pressure our margins in future periods. Adverse economic conditions resulting from inflationary pressures, U.S. Federal Reserve actions, including elevated interest rates and/or increases in interest rates, geopolitical issues, U.S. and foreign tariffs or other impositions on imported goods or other causes are difficult to predict and may have a material adverse impact on our business, results of operations and financial condition.

We are also monitoring and evaluating the potential impact of recently announced new or increased tariffs on imported goods. If any such tariffs were to increase our cost or difficulty of obtaining raw materials or products from suppliers and we were unable to mitigate the impacts of any such increased costs or difficulties, it could have a material adverse impact on our business and our results of operations. In addition, any such tariffs or other impositions on imported goods could have a negative adverse impact on economic conditions generally and on the businesses of our customers, including decreases in wearer levels at our customers, which could have a material adverse impact on our business and our results of operations.

Please see Part I, Item 1A. "Risk Factors" in this Annual Report on Form 10-K for an additional discussion of risks and potential risks of inflation, elevated interest rates and/or increases in interest rates, geopolitical issues, U.S. and foreign tariffs or other impositions on imported goods and adverse economic conditions on our business, financial condition and results of operations.

Results of Operations

The following table presents certain selected financial data, including the percentage of revenues represented by each item, for fiscal years 2025 and 2024. For discussion of fiscal 2024 results compared to fiscal 2023 results, see the Part II, Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations" within our Annual Report on Form 10-K for the fiscal year ended August 31, 2024, filed with the SEC on November 14, 2024.

(In thousands, except for percentages)	Fiscal 2025	% of Revenues	Fiscal 2024	% of Revenues	% Change
Revenues	$ 2,432,352	100.0%	$ 2,427,431	100.0%	0.2%
Operating expenses:					
Cost of revenue [(1)]	1,542,400	63.4	1,579,835	65.1	(2.4)
Selling and administrative expenses [(1)]	565,099	23.2	522,586	21.5	8.1
Depreciation and amortization	140,355	5.8	141,432	5.8	(0.8)
Total operating expenses	2,247,854	92.4	2,243,853	92.4	0.2
Operating income	184,498	7.6	183,578	7.6	0.5
Other income, net	(10,877)	(0.4)	(5,801)	(0.2)	87.5
Income before income taxes	195,375	8.0	189,379	7.8	3.2
Provision for income taxes	47,104	1.9	43,905	1.8	7.3
Net income	$ 148,271	6.1%	$ 145,474	6.0%	1.9%

(1) Exclusive of depreciation on our property, plant and equipment and amortization of our intangible assets.

Revenues and income (loss) from operations by reporting segment for fiscal 2025 and 2024 are presented in the following table:

(In thousands)	Fiscal 2025	Fiscal 2024
Revenues		
Uniform & Facility Service Solutions	$ 2,218,562	$ 2,224,030
First Aid & Safety Solutions	114,586	106,271
Other	99,204	97,130
Total consolidated revenues	$ 2,432,352	$ 2,427,431
Operating income (loss)		
Uniform & Facility Service Solutions	$ 168,502	$ 169,027
First Aid & Safety Solutions	853	(1,832)
Other	15,143	16,383
Total operating income	$ 184,498	$ 183,578

Note: Our segment results for the fiscal year 2025 presented in this Annual Report on Form 10-K reflect our modified segments. Our prior period segment results presented in this Annual Report on Form 10-K have been recast to conform with the current presentation of our modified segments.

General

We derive our revenues from the services described under "Business Overview" above.

Cost of revenues include the amortization of rental merchandise in service and merchandise costs related to direct sales as well as labor and other production, service and delivery costs, and distribution costs associated with operating our Uniform & Facility Service Solutions operations, Other segment facilities, and First Aid & Safety Solutions locations. Selling and administrative costs include costs related to our sales and marketing functions as well as general and administrative costs associated with our corporate offices, non-operating environmental sites and operating locations including information systems, engineering, materials management, manufacturing planning, finance, budgeting, and human resources.

A portion of our sales is derived from international markets, including Canada. Revenues denominated in currencies other than the U.S. dollar represented approximately 7.0% and 6.9% of total consolidated revenues for fiscal 2025 and 2024, respectively. The operating results of our international subsidiaries are translated into U.S. dollars and such results are affected by movements in foreign currencies relative to the U.S. dollar. In addition, a weaker Canadian dollar increases the costs to our Canadian operations of merchandise and other operational inputs that are sourced from outside Canada, which has the effect of reducing the operating margins of our Canadian business if we are unable to recover these additional costs through price adjustments with our Canadian customers. In fiscal 2025 and 2024, foreign currency fluctuations impacted our consolidated revenues negatively by 0.1% and a nominal percentage, respectively. These impacts were primarily driven by fluctuations in the Canadian dollar. Our operating results in future years could be negatively impacted by any further devaluation, as compared to the U.S. dollar, of the Canadian dollar or any of the currencies of the other countries in which we operate.

In fiscal 2018, we initiated a multiyear CRM project to further develop, implement and deploy a third-party software application we licensed. This new solution improves functionality, capability and information flow as well as increases automation for our operations in servicing our customers. We began deployment of our new CRM project during the second half of fiscal 2021 and concluded the deployment to our U.S. locations in the first quarter of fiscal 2024. We are depreciating this system over a 10-year life and recognized $4.1 million and $3.6 million of amortization expense in fiscal 2025 and 2024, respectively.

In fiscal 2022, we initiated a multiyear ERP project that we plan to continue through 2027, with early phases focused on master data management and finance capabilities followed by subsequent phases with a strong focus on supply chain, procurement, automation and technology. We believe that this initiative will become the core of our systems technology footprint and will integrate and complement the capabilities of the CRM system. We expect the ERP system and the new supply chain and procurement capabilities that it will provide to enable lower operating costs and reduce customer churn. Such benefits are expected to be delivered through enhanced inventory utilization and vendor management, improved response times to customer orders and more efficient back-end processes. As of fiscal 2025, we capitalized $45.3 million related to our ERP project. We refer to our CRM and ERP projects together as our "Key Initiatives".

The following section of this Annual Report on Form 10-K generally discusses fiscal 2025 and fiscal 2024 items and year-to-year comparisons between fiscal 2025 and fiscal 2024. Discussions of fiscal 2023 items and year-to-year comparisons between fiscal 2024 and fiscal 2023 that are not included in this Annual Report on Form 10-K can be found in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7 of our Annual Report on Form 10-K for the year ended August 31, 2024, which was filed with the SEC on November 14, 2024.

Fiscal Year Ended August 30, 2025 Compared with Fiscal Year Ended August 31, 2024

Revenues

(In thousands, except percentages)	Fiscal 2025	Fiscal 2024	Dollar Change	Percent Change
Uniform & Facility Service Solutions	$ 2,218,562	$ 2,224,030	$ (5,468)	(0.2)%
First Aid & Safety Solutions	114,586	106,271	8,315	7.8%
Other	99,204	97,130	2,074	2.1%
Total consolidated revenues	$ 2,432,352	$ 2,427,431	$ 4,921	0.2%

In fiscal 2025, our consolidated revenues increased by $4.9 million from the comparable period in 2024, or 0.2%. Fiscal 2025 included 52 weeks of operations, while fiscal 2024 included 53 weeks. Excluding the impact of the extra week, consolidated organic growth was 1.8%. The effect of the Canadian dollar exchange rate resulted in changes in our revenues of (0.2)%. The year-over-year increase was primarily driven by strong organic growth within our Uniform & Facility Service Solutions segment, reflecting solid new account sales and improved customer pricing.

Although Uniform & Facility Service Solutions revenues decreased slightly to $2.219 billion in fiscal 2025 from $2.224 billion in fiscal 2024, or (0.2)%, this decline was entirely attributable to the impact of the extra week in fiscal 2024. On a normalized basis, excluding the effect of the additional week, Uniform & Facility Service Solutions revenues increased $36.4 million, representing organic growth of 1.7%.

First Aid & Safety Solutions revenues for fiscal 2025 increased 7.8% compared to the prior fiscal year. This increase was driven by our continued investment in expanding the first aid van business, which accounted for growth of 10.1%. Excluding the estimated impact of the extra week of operations in fiscal 2024, First Aid & Safety Solutions revenues increased 10.0% compared to fiscal 2024.

Other segment revenues for fiscal 2025 increased 2.1% compared to the prior year due primarily to growth in our European and U.S. nuclear operations.

Cost of revenues

(In thousands, except percentages)	Fiscal 2025	Fiscal 2024	Dollar Change	Percent Change
Cost of revenues	$ 1,542,400	$ 1,579,835	$ (37,435)	(2.4)%
% of Revenues	63.4%	65.1%		

The decrease in consolidated cost of revenues of 2.4% during fiscal 2025 compared to the prior fiscal year was due primarily to the impact of the revenue change discussed above. Also contributing to the decrease were the effects of the one fewer week of operations in fiscal 2025 compared to fiscal 2024, and lower merchandise and production payroll costs as a percentage of revenues.

Selling and administrative expenses

(In thousands, except percentages)	Fiscal 2025	Fiscal 2024	Dollar Change	Percent Change
Selling and administrative expenses	$ 565,099	$ 522,586	$ 42,513	8.1%
% of Revenues	23.2%	21.5%		

The increase in selling and administrative costs of 8.1% during fiscal 2025 compared to the prior fiscal year was due primarily to continued investments we have made in our sales organization capabilities to support our digital transformation over the last year. The increase also reflects approximately $12.8 million in higher healthcare claims compared to the prior fiscal year and approximately $5.7 million of advisory and legal expenses related to a strategic matter and an employee matter, respectively. We expensed $6.8 million and $11.8 million of non-recurring costs related to our Key Initiatives, primarily relating to our ERP project, in fiscal 2025 and fiscal 2024, respectively.

Depreciation and amortization

(In thousands, except percentages)	Fiscal 2025	Fiscal 2024	Dollar Change	Percent Change
Depreciation and amortization	$ 140,355	$ 141,432	$ (1,077)	(0.8)%
% of Revenues	5.8%	5.8%		

Depreciation and amortization expense in fiscal 2025 remained relatively consistent compared to the prior fiscal year. Depreciation increased approximately $2.0 million, primarily reflecting continued investment in systems, technology capabilities, and infrastructure to support future growth. Amortization decreased approximately $3.0 million, due primarily to lower amortization related to the acquisition of Clean Uniform in fiscal 2023. On a combined basis, depreciation and amortization decreased $1.0 million, or 0.8%, year over year. The comparison to the prior year is also affected by the additional week of operations included in fiscal 2024, which modestly elevated the prior-year expense.

Operating Income

For fiscal 2025, changes in our revenues and costs as discussed above resulted in the following changes in our operating income and margin:

(In thousands, except percentages)	Fiscal 2025		Fiscal 2024		Dollar Change		Percent Change
Uniform & Facility Service Solutions	$	168,502	$	169,027	$	(525)	(0.3)%
First Aid & Safety Solutions		853		(1,832)		2,685	(146.6)%
Other		15,143		16,383		(1,240)	(7.6)%
Operating income	$	184,498	$	183,578	$	920	0.5%
Operating income margin		7.6%		7.6%			

Other income, net

(In thousands, except percentages)	Fiscal 2025		Fiscal 2024		Dollar Change		Percent Change
Interest income, net	$	(9,770)	$	(7,242)	$	(2,528)	34.9%
Other expense (income), net		(1,107)		1,441		(2,548)	(176.8)%
Total other income, net	$	(10,877)	$	(5,801)	$	(5,076)	87.5%

Total other income, net in fiscal 2025 increased as compared to the prior fiscal year primarily due to $2.8 million in proceeds from the sale of a property. In addition, improved operating cash flows over the past few years have led to increased cash reserves, which in turn have also generated higher interest income.

Provision for income taxes

(In thousands, except percentages)	Fiscal 2025		Fiscal 2024		Dollar Change		Percent Change
Provision for income taxes	$	47,104	$	43,905	$	3,199	7.3%
Effective income tax rate		24.1%		23.2%			

The increase in the effective tax rate for fiscal 2025 compared to the prior fiscal year was to an increase in taxable permanent differences in fiscal 2025.

Liquidity and Capital Resources

General

Cash and cash equivalents, and short-term investments totaled $209.2 million as of August 30, 2025, an increase of $34.1 million from $175.1 million as of August 31, 2024. The increase in cash and cash equivalents and short-term investments was largely driven by our enhanced cash flows from operating activities. We generated $296.9 million and $295.3 million in cash from operating activities in fiscal 2025 and 2024, respectively. The increase was due primarily to increased profitability and lower working capital needs of the business. During fiscal 2025, we continued to invest in our business with capital expenditures totaling $154.3 million.

On April 8, 2025, our Board of Directors authorized a new share repurchase program to repurchase up to $100.0 million of our outstanding shares of Common Stock, inclusive of the amount which remained available under the existing share repurchase program approved in 2023.

Pursuant to the share repurchase program, we repurchased 402,415 shares of our Common Stock for an aggregate of approximately $70.9 million during fiscal 2025, representing approximately 2.2% of our outstanding shares as of August 30, 2025. As of August 30, 2025, we had $40.6 million remaining to repurchase shares under the share repurchase program.

We believe, although there can be no assurance, that our current cash and cash equivalents balances, our cash generated from future operations and amounts available under our Credit Agreement (as defined below) will be sufficient to meet our current anticipated working capital and capital expenditure requirements for at least the next 12 months and will help us manage the impacts of inflation and address related liquidity needs.

Cash flows provided by operating activities have historically been the primary source of our liquidity. We generally use these cash flows to fund most, if not all, of our operations, capital expenditure and acquisition activities as well as dividends on our Common Stock. We may also use cash flows provided by operating activities, as well as proceeds from long-term debt, to fund growth and acquisition opportunities, as well as other cash requirements.

Sources and uses of cash flows for fiscal 2025 and 2024, respectively, are summarized as follows:

(In thousands, except percentages)	Fiscal 2025	Fiscal 2024	Dollar Change	Percent Change
Net cash provided by operating activities	$ 296,872	$ 295,269	$ 1,603	0.5%
Net cash used in investing activities	(155,047)	(162,236)	7,189	(4.4)%
Net cash used in financing activities	(101,153)	(50,360)	(50,793)	100.9%
Effect of exchange rate changes	1,258	(545)	1,803	(330.8)%
Net decrease in cash and cash equivalents	$ 41,930	$ 82,128	$ (40,198)	(48.9)%

Net Cash Provided by Operating Activities

Net cash provided by operating activities in fiscal 2025 increased compared to fiscal 2024, primarily due to improved profitability as well as favorable changes in working capital.

The increase in operating cash flows was driven by a $20.8 million positive impact from inventories, reflecting our continued focus on managing inventory levels and optimizing supply chain processes and a $6.4 million positive impact from accounts payable, largely attributable to the timing of vendor payments.

These favorable impacts were partially offset by a $11.7 million decrease related to prepaid expenses and other current and non-current assets, primarily reflecting higher information technology-related prepaid contracts and increased capitalized commission costs. Operating activities were also negatively impacted by changes in receivables of $7.0 million and accrued liabilities of $5.8 million, driven largely by the timing of customer collections and disbursements, respectively.

Net Cash Used in Investing Activities

Net cash used in investing activities in fiscal 2025 decreased as compared to fiscal 2024 due primarily to reduced net investment in certificates of deposit of $10.9 million and reduced capital expenditures of $6.1 million. Offsetting these decreases was an increase in cash paid for acquisitions of $11.7 million during fiscal 2025 as compared to the prior year.

Net Cash Used in Financing Activities

Net cash used in financing activities in fiscal 2025 increased as compared to fiscal 2024 due primarily to a $47.1 million increase in the repurchase of Common Stock during the period, an increase in cash dividends of $1.3 million, an increase in taxes withheld and paid related to net-share settlement of equity awards of $1.2 million and an increase in deferred financing costs of $1.2 million.

Long-term Debt and Borrowing Capacity

On August 12, 2025, we entered into an amended and restated $300.0 million unsecured revolving credit agreement (the "Credit Agreement") with a syndicate of banks, which matures on August 12, 2030. The Credit Agreement amended and restated our prior credit agreement, which was scheduled to mature on March 26, 2026. Under the Credit Agreement, we are able to borrow funds at variable interest rates. As of August 30, 2025, the interest rates applicable to our borrowings under the Credit Agreement would be calculated as SOFR plus 1.00% at the time of the respective borrowing. Provided there is no default or event of default under the Credit Agreement and we are in compliance with our financial covenants on a pro forma basis, we may request an increase in the aggregate commitments under the Credit Agreement (in the form of revolving or term tranches) of up to an additional $100.0 million, for a total aggregate commitment of up to $400.0 million.

Availability of credit requires compliance with certain financial and other covenants, including a maximum consolidated funded debt ratio and minimum consolidated interest coverage ratio as defined in the Credit Agreement. We test our compliance with these financial covenants on a fiscal quarterly basis.

As of August 30, 2025, we had no outstanding borrowings and had outstanding letters of credit amounting to $106.7 million, leaving $193.3 million available for borrowing under the Credit Agreement, with the ability to request up to an additional $100.0 million in commitments pursuant to the accordion feature described above.

As of August 30, 2025, we were in compliance with all covenants under the Credit Agreement.

Derivative Instruments and Hedging Activities

See Item 7A. "Quantitative and Qualitative Disclosures About Market Risk" in this Annual Report on Form 10-K for information regarding our derivative instruments and hedging activities.

Environmental and Legal Contingencies

We are involved with environmental investigation, monitoring and remediation activities at certain sites. In addition, from time to time, we are also subject to legal and regulatory proceedings and claims arising from the conduct of our business operations, including but not limited to, personal injury, customer contract, employment claims and environmental and tax matters as described. We maintain insurance coverage providing indemnification against many of such claims, and we do not expect, although there can be no assurance, that we will sustain any material loss as a result thereof. Refer to Note 11, "Commitments and Contingencies," to the Consolidated Financial Statements, as well as Part II, Item 1A. "Risk Factors" in this Annual Report on Form 10-K.

In addition, in the fourth quarter of fiscal 2022, the Mexican federal tax authority issued a tax assessment on our subsidiary in Mexico for fiscal 2016 import taxes, value added taxes and custom processing fees of over $17.0 million, plus surcharges, fines and penalties of over $67.7 million for a total assessment of over $84.7 million. We challenged the validity of the tax assessment through an appeal process. In the first quarter of fiscal 2025, the Federal Tax Court in Mexico made a determination partially in our favor. Following the Federal Tax Court's determination, we filed a constitutional action before the Federal Administrative Court. While we are unable to ascertain the ultimate outcome of this matter, based on the information currently available, we believe that a loss with respect to this matter is neither probable nor remote. Given the uncertainty associated with the ultimate resolution of this matter, we are unable to reasonably assess an estimate or range of estimates of any potential losses.

While it is impossible for us to ascertain the ultimate legal and financial liability with respect to contingent liabilities, including lawsuits and environmental contingencies, we believe that the aggregate amount of such liabilities, if any, in excess of amounts covered by insurance have been properly accrued in accordance with accounting principles under U.S. GAAP. It is possible, however, that the future financial position and/or results of operations for any particular future period could be materially affected by changes in our assumptions or strategies related to these contingencies or changes out of our control.

Acquisitions

As part of our business, we regularly evaluate opportunities to acquire other garment service companies. In recent years, we have typically paid for acquisitions with cash and may continue to do so in the future. To pay for an acquisition, we may use cash on hand, cash generated from operations or borrowings under our Credit Agreement, or we may pursue other forms of debt financing. Our ability to secure short-term and long-term debt financing in the future will depend on several factors, including our future profitability, our levels of debt and equity, and the overall credit and equity market environments.

Contractual Obligations and Other Commercial Commitments

The following information is presented as of August 30, 2025 (in thousands):

		Payments Due by Fiscal Period			
Contractual Obligations	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
Retirement plan benefit payments	$ 26,483	$ 2,495	$ 3,663	$ 3,742	$ 16,583
Asset retirement obligations	18,524	—	—	—	18,524
Operating leases	81,411	20,522	30,732	17,993	12,164
Forward contracts	1,310	1,310	—	—	—
Purchase Commitments*	132,049	89,296	31,784	10,939	30
Total contractual cash obligations	$ 259,777	$ 113,623	$ 66,179	$ 32,674	$ 47,301

*Includes non-cancellable purchase commitments for inventories, software, and services.

As discussed above under "Long-Term Debt and Borrowing Capacity", as of August 30, 2025, we had total borrowing capacity of $300.0 million under our Credit Agreement. The Credit Agreement includes an accordion feature, which is described above, that permits us to request up to an additional $100.0 million in commitments (for aggregate commitments up to $400.0 million) subject to covenant compliance. As of August 30, 2025 had no outstanding borrowings, $106.7 million of letters of credit outstanding and $193.3 million available for borrowing. We were in compliance with all covenants as of that date.

As discussed below under "Quantitative and Qualitative Disclosures About Market Risk", as of August 30, 2025, we had forward contracts with a notional value of approximately 1.8 million CAD outstanding and recorded the fair value of the contracts of $0.1 million in prepaid expenses and other current assets with a corresponding gain of $0.1 million in accumulated other comprehensive loss, which was recorded net of tax. During fiscal 2025, we reclassified $0.1 million from accumulated other comprehensive loss to revenue, related to the derivative financial instruments. The gain on these forward contracts that results in a decrease to accumulated other comprehensive loss as of August 30, 2025 is expected to be reclassified to revenues prior to their maturity on August 29, 2026.

Energy Costs

Significant variability in energy costs, specifically with respect to natural gas, gasoline and electricity can materially affect our operating costs. During fiscal 2025, our energy costs, which include fuel, natural gas, and electricity, represented approximately 3.9% of our total revenue.

Recent Accounting Pronouncements

See Note 1, "Summary of Significant Accounting Policies" to our Consolidated Financial Statements included in this Annual Report on Form 10-K for more information on recently implemented and issued accounting standards.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Currency Exchange Risk

We have determined that all of our foreign subsidiaries operate primarily in local currencies that represent the functional currencies of such subsidiaries. All assets and liabilities of our foreign subsidiaries are translated into U.S. dollars using the exchange rate prevailing at the balance sheet date. The effects of exchange rate fluctuations on the translation of assets and liabilities are recorded as a component of shareholders' equity. Revenues and expenses are translated at the average exchange rates in effect during each month of the fiscal year. As such, our financial condition and operating results are affected by fluctuations in the value of the U.S. dollar as compared to currencies in foreign countries. Revenues denominated in currencies other than the U.S. dollar represented approximately 7.0%, 6.9% and 7.0% of our total consolidated revenues for fiscal 2025, 2024 and 2023, respectively. Total assets denominated in currencies other than the U.S. dollar represented approximately 7.0% and 6.8% of our total consolidated assets as of August 30, 2025 and August 31, 2024, respectively. If exchange rates had increased or decreased by 10% from the actual rates in effect during fiscal 2025, our revenues and assets for the year ended and as of August 30, 2025 would have increased or decreased by approximately $17.1 million and $19.4 million, respectively.

In August 2021, we entered into twenty forward contracts to exchange CAD for U.S. dollars at fixed exchange rates in order to manage our exposure related to certain forecasted CAD denominated sales of one of our subsidiaries. The hedged transactions are specified as the first amount of CAD denominated revenues invoiced by one of our domestic subsidiaries each fiscal quarter, beginning in the first fiscal quarter of 2022 and continuing through the fourth fiscal quarter of 2026. In total, we will sell approximately 14.1 million CAD at an average Canadian-dollar exchange rate of 0.7861 over these quarterly periods. We concluded that the forward contracts met the criteria to qualify as a cash flow hedge under U.S. GAAP.

As of August 30, 2025, we had forward contracts with a notional value of approximately 1.8 million CAD outstanding and recorded the fair value of the contracts of $0.1 million in prepaid expenses and other current assets with a corresponding gain of $0.1 million in accumulated other comprehensive loss, which was recorded net of tax. During fiscal 2025, we reclassified $0.1 million from accumulated other comprehensive loss to revenue, related to the derivative financial instruments. The gain on these forward contracts that results in a decrease to accumulated other comprehensive loss as of August 30, 2025 is expected to be reclassified to revenues prior to their maturity on August 29, 2026.

Other than the forward contracts discussed above, we do not operate a hedging program to mitigate the effect of a significant change in the value of the functional currencies of our foreign subsidiaries, which include the Canadian dollar, euro, British pound, Mexican peso and Nicaraguan cordoba, as compared to the U.S. dollar. Any losses or gains resulting from unhedged foreign currency transactions, including exchange rate fluctuations on intercompany accounts are reported as transaction losses (gains) in our other expense, net. The intercompany payables and receivables are denominated in Canadian dollars, euros, British pounds, Mexican pesos and Nicaraguan cordobas. During fiscal 2025, transaction losses included in other expense, net, was $0.6 million. If exchange rates had changed by 10% during fiscal 2025, we would have recognized exchange gains or losses of approximately $0.1 million.

Interest Rate Sensitivity

We are exposed to market risk from changes in interest rates, which may adversely affect our financial position, results of operations and cash flows. In seeking to minimize the risks from interest rate fluctuations, we manage exposures through our operating and financing activities. We are exposed to interest rate risk primarily through borrowings under our Credit Agreement. During fiscal 2025, we had no outstanding borrowings under the Credit Agreement. Under the Credit Agreement, we borrow funds at variable interest rates based on, at our election, the SOFR rate or a base rate, plus in each case a spread based on our consolidated funded debt ratio. To the extent we have borrowings outstanding under the Credit Agreement, changes in interest rates result in changes in our interest expense.

Please see Item 1A. "Risk Factors" in this Annual Report on Form 10-K for an additional discussion of risks and potential risks on our business, financial performance and the market price of our Common Stock.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Consolidated Statements of Income

UniFirst Corporation and Subsidiaries

Year ended (In thousands, except per share data)		52 Weeks Ended August 30, 2025		53 Weeks Ended August 31, 2024		52 Weeks Ended August 26, 2023
Revenues	$	2,432,352	$	2,427,431	$	2,233,047
Operating expenses:						
Cost of revenues [1]		1,542,400		1,579,835		1,481,296
Selling and administrative expenses [1]		565,099		522,586		496,915
Depreciation and amortization		140,355		141,432		121,233
Total operating expenses		2,247,854		2,243,853		2,099,444
Operating income		184,498		183,578		133,603
Other (income) expense:						
Interest income, net		(9,770)		(7,242)		(6,738)
Other (income) expense, net		(1,107)		1,441		1,504
Total other income, net		(10,877)		(5,801)		(5,234)
Income before income taxes		195,375		189,379		138,837
Provision for income taxes		47,104		43,905		35,163
Net income	$	148,271	$	145,474	$	103,674
Income per share—Basic:						
Common Stock	$	8.33	$	8.11	$	5.77
Class B Common Stock	$	6.66	$	6.49	$	4.62
Income per share—Diluted:						
Common Stock	$	7.98	$	7.77	$	5.53
Income allocated to—Basic:						
Common Stock	$	124,551	$	122,188	$	87,104
Class B Common Stock	$	23,720	$	23,286	$	16,570
Income allocated to—Diluted:						
Common Stock	$	148,271	$	145,474	$	103,674
Weighted average number of shares outstanding—Basic:						
Common Stock		14,961		15,073		15,098
Class B Common Stock		3,560		3,590		3,590
Weighted average number of shares outstanding—Diluted:						
Common Stock		18,581		18,724		18,762

(1) Exclusive of depreciation of the Company's property, plant and equipment and amortization of its intangible assets.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Consolidated Statements of Comprehensive Income

UniFirst Corporation and Subsidiaries

Year ended (In thousands)	52 Weeks Ended August 30, 2025		53 Weeks Ended August 31, 2024		52 Weeks Ended August 26, 2023	
Net income	$	148,271	$	145,474	$	103,674
Other comprehensive income:						
Foreign currency translation adjustments		10		538		(1,701)
Pension benefit liabilities, net of income taxes		1,877		(348)		2,130
Change in fair value of derivatives, net of income taxes		(28)		(73)		100
Other comprehensive income		1,859		117		529
Comprehensive income	$	150,130	$	145,591	$	104,203

The accompanying notes are an integral part of these Consolidated Financial Statements.

Consolidated Balance Sheets

UniFirst Corporation and Subsidiaries

(In thousands, except share and par value data)		August 30, 2025		August 31, 2024
Assets				
Current assets:				
Cash and cash equivalents	$	203,501	$	161,571
Short-term investments		5,672		13,505
Receivables, less reserves of $6,802 and $7,916		285,297		278,851
Inventories		145,197		156,908
Rental merchandise in service		227,720		237,969
Prepaid taxes		7,708		14,893
Prepaid expenses and other current assets		49,508		51,979
Total current assets		924,603		915,676
Property, plant and equipment, net		829,622		801,612
Goodwill		657,748		648,850
Customer contracts, net		74,784		85,990
Other intangible assets, net		31,045		34,009
Deferred income taxes		977		833
Operating lease right-of-use assets, net		70,110		66,682
Other assets		189,266		142,761
Total assets	$	2,778,155	$	2,696,413
Liabilities and shareholders' equity				
Current liabilities:				
Accounts payable	$	94,980	$	92,509
Accrued liabilities		176,903		170,240
Accrued taxes		674		447
Operating lease liabilities, current		17,846		18,241
Total current liabilities		290,403		281,437
Accrued liabilities		128,554		123,401
Accrued and deferred income taxes		135,648		132,496
Operating lease liabilities		54,593		50,568
Total liabilities		609,198		587,902
Commitments and contingencies (Note 11)				
Shareholders' equity:				
Preferred Stock, $1.00 par value; 2,000,000 shares authorized; no shares issued and outstanding		—		—
Common Stock, $0.10 par value; 30,000,000 shares authorized; 14,679,646 and 15,000,552 shares issued and outstanding in 2025 and 2024, respectively		1,468		1,500
Class B Common Stock, $0.10 par value; 20,000,000 shares authorized; 3,551,265 and 3,590,295 shares issued and outstanding in 2025 and 2024, respectively		355		359
Capital surplus		109,107		104,791
Retained earnings		2,079,812		2,025,505
Accumulated other comprehensive loss		(21,785)		(23,644)
Total shareholders' equity		2,168,957		2,108,511
Total liabilities and shareholders' equity	$	2,778,155	$	2,696,413

The accompanying notes are an integral part of these Consolidated Financial Statements.

Consolidated Statements of Shareholders' Equity

UniFirst Corporation and Subsidiaries

(In thousands)	Common Shares	Class B Common Shares	Common Stock	Class B Common Stock	Capital Surplus	Retained Earnings	Accumulated Other Comprehensive Loss	Total Equity
Balance, as of August 27, 2022	15,075	3,590	$1,508	$359	$93,131	$1,845,163	$(24,290)	$1,915,871
Net income	—	—	—	—	—	103,674	—	103,674
Pension benefit liabilities, net [1]	—	—	—	—	—	—	2,130	2,130
Change in fair value of derivatives [1]	—	—	—	—	—	—	100	100
Foreign currency translation	—	—	—	—	—	—	(1,701)	(1,701)
Dividends declared	—	—	—	—	—	(22,288)	—	(22,288)
Share-based compensation, net [2]	—	—	—	—	6,172	—	—	6,172
Share-based awards exercised, net [1]	29	—	2	—	—	—	—	2
Balance, as of August 26, 2023	15,104	3,590	$1,510	$359	$99,303	$1,926,549	$(23,761)	$2,003,960
Net income	—	—	—	—	—	145,474	—	145,474
Pension benefit liabilities, net [1]	—	—	—	—	—	—	(348)	(348)
Change in fair value of derivatives [1]	—	—	—	—	—	—	(73)	(73)
Foreign currency translation	—	—	—	—	—	—	538	538
Dividends declared	—	—	—	—	—	(23,670)	—	(23,670)
Share-based compensation, net [2]	—	—	—	—	6,534	—	—	6,534
Share-based awards exercised, net [1]	36	—	4	—	—	—	—	4
Repurchase of Common Stock [3]	(140)	—	(14)	—	(1,046)	(22,848)	—	(23,908)
Balance, as of August 31, 2024	15,000	3,590	$1,500	$359	$104,791	$2,025,505	$(23,644)	$2,108,511
Net income	—	—	—	—	—	148,271	—	148,271
Pension benefit liabilities, net [1]	—	—	—	—	—	—	1,877	1,877
Change in fair value of derivatives [1]	—	—	—	—	—	—	(28)	(28)
Foreign currency translation	—	—	—	—	—	—	10	10
Dividends declared	—	—	—	—	—	(24,858)	—	(24,858)
Share-based compensation, net [2]	—	—	—	—	7,699	—	—	7,699
Share-based awards exercised, net [1]	43	—	4	—	—	—	—	4
Repurchase of Common Stock [3]	(403)	—	(40)	—	(3,383)	(69,106)	—	(72,529)
Shares converted	39	(39)	4	(4)	—	—	—	—
Balance, as of August 30, 2025	14,679	3,551	$1,468	$355	$109,107	$2,079,812	$(21,785)	$2,168,957

(1) These amounts are shown net of the effect of income taxes.
(2) These amounts are shown net of any shares withheld by the Company to satisfy certain tax withholding obligations in connection with the vesting of certain restricted stock units.
(3) These amounts are shown net of the effect of excise taxes.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Consolidated Statements of Cash Flows

UniFirst Corporation and Subsidiaries

Year ended (In thousands)	52 Weeks Ended August 30, 2025	53 Weeks Ended August 31, 2024	52 Weeks Ended August 26, 2023
Cash flows from operating activities:			
Net income	$ 148,271	$ 145,474	$ 103,674
Adjustments to reconcile net income to cash provided by operating activities:			
Depreciation and amortization [1]	140,355	141,432	121,233
Share-based compensation	12,173	9,773	9,063
Accretion on environmental contingencies	1,280	1,264	1,036
Accretion on asset retirement obligations	875	976	923
Other	448	466	258
Deferred income taxes	3,897	5,231	22,143
(Gain) loss on sale of property and equipment	(2,117)	561	762
Changes in assets and liabilities, net of acquisitions:			
Receivables, less reserves	(6,478)	511	(21,714)
Inventories	12,318	(8,458)	4,001
Rental merchandise in service	10,039	10,548	(20,847)
Prepaid expenses and other current assets and Other assets	(24,330)	(12,582)	(7,057)
Accounts payable	2,333	(4,069)	10,111
Accrued liabilities	(8,774)	(3,021)	(12,762)
Prepaid and accrued income taxes	6,582	7,163	4,938
Net cash provided by operating activities	296,872	295,269	215,762
Cash flows from investing activities:			
Acquisition of businesses, net of cash acquired	(11,911)	(203)	(306,193)
Capital expenditures, including capitalization of software costs	(154,345)	(160,417)	(171,991)
Purchases of investments	(20,406)	(24,581)	(117,012)
Maturities of investments	28,356	21,679	107,000
Proceeds from sale of assets	3,259	1,286	549
Net cash used in investing activities	(155,047)	(162,236)	(487,647)
Cash flows from financing activities:			
Payment of deferred financing costs	(1,164)	—	(851)
Borrowings under line of credit	—	—	80,000
Repayments under line of credit	—	—	(80,000)
Proceeds from exercise of share-based awards	4	4	3
Taxes withheld and paid related to net share settlement of equity awards	(4,473)	(3,239)	(2,891)
Repurchase of Common Stock	(70,895)	(23,780)	—
Payment of cash dividends	(24,625)	(23,345)	(22,100)
Net cash used in financing activities	(101,153)	(50,360)	(25,839)
Effect of exchange rate changes	1,258	(545)	768
Net increase (decrease) in cash and cash equivalents	41,930	82,128	(296,956)
Cash and cash equivalents at beginning of period	161,571	79,443	376,399
Cash and cash equivalents at end of period	$ 203,501	$ 161,571	$ 79,443
Supplemental disclosure of cash flow information:			
Non-cash capital expenditures	$ 11,309	$ 11,138	$ 7,351
Interest paid	$ 1,150	$ 1,169	$ 1,344
Income taxes paid, net of refunds received	$ 37,166	$ 33,716	$ 8,491

(1)   Depreciation and amortization for the full year of fiscal 2025, 2024 and 2023 included approximately $17.0 million, $18.8 million and $14.7 million, respectively, of non-cash amortization expense recognized for acquisition-related intangible assets.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Notes to Consolidated Financial Statements

UniFirst Corporation and Subsidiaries

1. Summary of Significant Accounting Policies

Business Description

UniFirst Corporation (the "Company") is one of the leading providers of workplace uniforms and protective clothing in North America. The Company designs, manufactures, personalizes, rents, cleans, delivers, and sells a wide range of uniforms and protective clothing, including shirts, pants, jackets, coveralls, lab coats, smocks, aprons and specialized protective wear, such as flame resistant and high visibility garments. The Company also rents and sells industrial wiping products, floor mats, facility service products and other non-garment items, and provides restroom and cleaning supplies and first aid cabinet services and other safety supplies as well as provide certain safety training, to a variety of manufacturers, retailers and service companies.

The Company serves businesses of all sizes across multiple industry sectors. Typical customers include automobile service centers and dealers, delivery services, food and general merchandise retailers, manufacturers, maintenance facilities, restaurants and food-related businesses, business service companies, soft and durable goods wholesalers, transportation companies, energy producing operations, healthcare providers and others who require employee clothing on the job for image, identification, protection or utility purposes. The Company also provides its customers with restroom and cleaning supplies, including air fresheners, paper products, gloves, masks, hand soaps and sanitizers.

At certain specialized facilities, like nuclear operations, the Company decontaminates and cleans work clothes and other items that may have been exposed to radioactive materials and services special cleanroom protective wear. Typical customers for these specialized services include government agencies, research and development laboratories, high technology companies and utility providers operating nuclear reactors.

As discussed and described in Note 15, "Segment Reporting", to these Consolidated Financial Statements, the Company has three reporting segments: Uniform & Facility Service Solutions, First Aid & Safety Solutions and Other. Certain operations of the Uniform & Facility Service Solutions reporting segment are referred to by the Company as its "industrial laundry operations" and the locations related to this reporting segment are referred to as "industrial laundries".

Principles of Consolidation

The Consolidated Financial Statements include the accounts of the Company and its subsidiaries, all of which are wholly-owned. Intercompany balances and transactions are eliminated in consolidation.

Basis of Presentation

The Consolidated Financial Statements included herein have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP") and pursuant to the rules and regulations of the Securities and Exchange Commission ("SEC"). There have been no material changes in the accounting policies followed by the Company during the current fiscal year other than the adoption of recent accounting pronouncements as discussed in greater detail in the Recent Accounting Pronouncements sub-section of this Note.

Use of Estimates

The preparation of these Consolidated Financial Statements is in conformity with U.S. GAAP which requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. The Company utilizes key estimates in preparing the financial statements including casualty and environmental estimates, valuation of intangible assets acquired in a business combination, recoverability of goodwill, intangibles, income taxes and long-lived assets. These estimates are based on historical information, current trends, and information available from other sources. The Company's results are affected by economic, political, legislative, regulatory and legal actions. Economic conditions, such as recessionary trends, inflation, interest and monetary exchange rates, government fiscal policies, and changes in the prices of raw materials, can have a significant effect on operations. These factors and other events could cause actual results to differ from management's estimates.

Fiscal Year

The Company's fiscal year ends on the last Saturday in August. For financial reporting purposes, fiscal year ended fiscal year ended August 31, 2024 ("fiscal 2024") consisted of 53 weeks, and fiscal year ending August 30, 2025 ("fiscal 2025") and August 26, 2023 ("fiscal 2023") both consisted of 52 weeks. The additional week was included in the fourth quarter of fiscal 2024.

Cash, Cash Equivalents and Short-Term Investments

Cash, cash equivalents and short-term investments include cash in banks, money market securities and bank short-term investments having original maturities of six months or less. As of August 30, 2025 and August 31, 2024, the Company had $5.7 million and $13.5 million in short-term investments, respectively.

Accounts receivable

Accounts receivable represents amounts due from customers and is presented net of reserves for expected credit losses. The Company utilizes its judgment and estimates are used in determining the collectability of accounts receivable and evaluating the adequacy of the reserve for expected credit losses. The Company considers specific accounts receivable and historical credit loss experience, customer credit worthiness, current economic trends and the age of outstanding balances as part of its evaluation. When an account is considered uncollectible, it is written off against the reserve for expected credit losses.

The following table presents the change in the allowance for credit losses, which is included in Receivables, net of reserves on the Consolidated Balance Sheets as of August 30, 2025 and August 31, 2024 are as follows (in thousands):

(In thousands)	August 30, 2025		August 31, 2024	
Beginning balance	$	7,916	$	6,276
Current period provision		9,090		13,976
Write-offs and other		(10,204)		(12,336)
Ending balance	$	6,802	$	7,916

Financial Instruments

The Company's financial instruments, which may expose the Company to concentrations of credit risk, include cash and cash equivalents, receivables, accounts payable and foreign exchange forward contracts. Each of these financial instruments is recorded at cost, which approximates its fair value given the short maturity of each financial instrument.

Revenue Recognition

In fiscal 2025, approximately 83.8% of the Company's revenues are derived from fees for route servicing of Uniform & Facility Service Solutions and Other segment services performed by the Company's employees at the customer's location of business. The Company recognizes these revenues over time using an output method, as customers simultaneously receive and consume the benefits of the services as they are satisfied. The Company's remaining revenue representing approximately 16.2% of the Company's total revenue, is recognized when the obligations under the terms of a contract with a customer are satisfied. This generally occurs when the goods are transferred to the customer.

Certain of the Company's customer contracts, primarily within the Uniform & Facility Service Solutions segment, include pricing terms that provide customers with potential discounts or rebates based on volume or other performance metrics. These components of variable consideration are not material to the Company's consolidated revenues, and the related estimates are reassessed each reporting period.

The Company maintains an immaterial liability for these amounts within accrued liabilities on the Consolidated Balance Sheets. Any consideration paid to a customer at the beginning of a contract is capitalized and amortized over the life of the contract as a reduction to revenue.

The following table presents the Company's revenues for fiscal 2025, 2024 and 2023 disaggregated by segment:

	Year ended					
	2025		**2024**		**2023**	
(In thousands, except percentages)	**Revenues**	**% of Revenues**	**Revenues**	**% of Revenues**	**Revenues**	**% of Revenues**
Uniforms & Facility Service Solutions	$ 2,218,562	91.2%	$ 2,224,030	91.6%	$ 2,041,180	91.4%
First Aid & Safety Solutions	114,586	4.7%	106,271	4.4%	94,824	4.3%
Other	99,204	4.1%	97,130	4.0%	97,043	4.3%
Total revenues	$ 2,432,352	100.0%	$ 2,427,431	100.0%	$ 2,233,047	100.0%

Note: The Company's segment results for the fiscal year 2025 presented in these Consolidated Financial Statements reflect its modified segments. The Company's prior period segment results presented in these Consolidated Financial Statements have been recast to conform with the current presentation of its modified segments.

See Note 15, "Segment Reporting" for additional details of segment definitions.

Costs to Obtain a Contract

The Company defers commission expenses paid to its employee-partners when the commissions are deemed to be incremental for obtaining the route servicing customer contract. The deferred commissions are amortized on a straight-line basis over the expected period of benefit. The Company reviews the deferred commission balances for impairment on an ongoing basis. Deferred commissions are classified as current or non-current based on the timing of when the Company expects to recognize the expense.

The following table presents deferred commissions on the Company's Consolidated Balance Sheets as of August 30, 2025 and August 31, 2024:

(in thousands)	August 30, 2025	August 31, 2024
Prepaid expenses and other current assets	$ 19,795	$ 18,079
Other assets	84,884	78,856

The following table presents the Company's amortization expense related to deferred commissions on the Consolidated Statements of Income for fiscal 2025, 2024 and 2023, respectively:

(in thousands)	2025	2024	2023
Selling and administrative expenses	$ 19,661	$ 18,031	$ 16,500

Inventories and Rental Merchandise in Service

Inventories are stated at the lower of cost or net realizable value, net of any reserve for excess and obsolete inventory. Work-in-process and finished goods inventories consist of materials, labor and manufacturing overhead. Judgments and estimates are used in determining the likelihood that new goods on hand can be sold to customers or used in rental operations. Historical inventory usage and current revenue trends are considered in estimating both excess and obsolete inventories. If actual product demand and market conditions are less favorable than those projected by management, additional inventory write-downs may be required. The Company uses the first-in, first-out ("FIFO") method to value its inventories.

The components of inventory as of August 30, 2025 and August 31, 2024 are as follows (in thousands):

	August 30, 2025	August 31, 2024
Raw materials	$ 22,107	$ 22,164
Work in process	3,030	2,832
Finished goods	120,060	131,912
Total inventory	$ 145,197	$ 156,908

Rental merchandise in service is amortized, primarily on a straight-line basis, over the estimated service lives of the merchandise, which range from six to thirty-six months. The amortization expense is included in the cost of revenues on the

Company's Consolidated Statements of Income. In establishing estimated lives for merchandise in service, management considers historical experience and the intended use of the merchandise. Material differences may result in the amount and timing of operating profit for any period if management makes significant changes to these estimates.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost. Expenditures for maintenance and repairs are expensed as incurred, while expenditures for renewals and betterments are capitalized.

The components of property, plant and equipment as of August 30, 2025 and August 31, 2024 are as follows (in thousands):

	August 30, 2025	August 31, 2024
Land, buildings and leasehold equipment	$ 834,112	$ 787,628
Machinery and equipment	735,091	710,108
Motor vehicles	394,862	372,837
Total property, plant and equipment, gross	1,964,065	1,870,573
Less: accumulated depreciation	1,134,443	1,068,961
Total property, plant and equipment, net	$ 829,622	$ 801,612

The Company provides for depreciation on the straight-line method based on the date the asset is placed in service using the following estimated useful lives:

Buildings (in years)	30 — 40
Building components (in years)	10 — 20
Leasehold improvements	Shorter of useful life or term of lease
Machinery and equipment (in years)	3 — 10
Motor vehicles (in years)	3 — 5

Long-lived assets, including property, plant and equipment, are evaluated for impairment whenever events or circumstances indicate an asset may be impaired. There were no material impairments of long-lived assets in fiscal 2025, 2024 and 2023.

Goodwill and Other Intangible Assets

In accordance with U.S. GAAP, the Company does not amortize goodwill. Instead, the Company tests goodwill for impairment on an annual basis. Management completes its annual goodwill impairment test on the first day of the fourth quarter of each fiscal year. In addition, U.S. GAAP requires that companies test goodwill if events occur or circumstances change that would more likely than not reduce the fair value of a reporting unit to which goodwill is assigned below its carrying amount. The Company used quantitative assessment option for its impairment testing for goodwill in fiscal 2025 and determined that the fair values of the reporting units more likely than not exceeded their carrying values and that there was no evidence of impairment as of June 1, 2025.

The Company cannot predict future economic conditions and their impact on the Company or the future net realizable value of the Company's stock. A decline in the Company's market capitalization and/or deterioration in general economic conditions could negatively and materially impact the Company's assumptions and assessment of the fair value of the Company's business. If general economic conditions or the Company's financial performance deteriorate, the Company may be required to record a goodwill impairment charge in the future which could have a material impact on the Company's financial condition and results of operations.

Definite-lived intangible assets are amortized over their estimated useful lives, which are based on management's estimates of the period that the assets will generate economic benefits. Definite-lived intangible assets are evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable in accordance with U.S. GAAP. There were no impairments of goodwill or indicators of impairment for definite-lived intangible assets in fiscal 2025, 2024 or 2023.

As of August 30, 2025, definite-lived intangible assets have a weighted average useful life of approximately 13.7 years. Customer contracts have a weighted average useful life of approximately 14.6 years and other intangible assets, net, which consist of primarily of restrictive covenants, software and trademarks, have a weighted average useful life of approximately 8.8 years.

Cloud Computing Arrangements

The Company enters into certain cloud-based software hosting arrangements that are accounted for as service contracts. Costs incurred for these arrangements are capitalized for application development activities, if material, and immediately expensed for preliminary project activities and post-implementation activities. The Company amortizes the capitalized development costs straight-line over the fixed, non-cancellable term of the associated hosting arrangement plus any reasonably certain renewal periods. The capitalized costs are included in "Prepaid expenses and other current assets" and "Long-term other assets" on the Company's Consolidated Balance Sheets. Capitalized costs were $45.3 million and $18.9 million as of August 30, 2025, and August 31, 2024, respectively.

Environmental and Other Contingencies

The Company is subject to legal proceedings and claims arising from the conduct of its business operations, including but not limited to, environmental matters, personal injury, customer contract matters and employment claims. U.S. GAAP require that a liability for contingencies be recorded when it is probable that a liability has occurred and the amount of the liability can be reasonably estimated. Significant judgment is required to determine the existence of a liability, as well as the amount to be recorded. The Company regularly consults with attorneys and outside consultants in its consideration of the relevant facts and circumstances before recording a contingent liability. The Company records accruals for environmental and other contingencies based on enacted laws, regulatory orders or decrees, the Company's estimates of costs, insurance proceeds, participation by other parties, the timing of payments, and the input of outside consultants and attorneys.

The estimated liability for environmental contingencies has been discounted as of August 30, 2025 using risk-free interest rates ranging from 4.86% to 4.92% over periods ranging from twenty to thirty years. The estimated current costs, net of legal settlements with insurance carriers, have been adjusted for the estimated impact of inflation at 3% per year. Changes in enacted laws, regulatory orders or decrees, management's estimates of costs, risk-free interest rates, insurance proceeds, participation by other parties, the timing of payments, the input of the Company's attorneys and outside consultants or other factual circumstances could have a material impact on the amounts recorded for environmental and other contingent liabilities. Refer to Note 11, "Commitments and Contingencies", of these Consolidated Financial Statements for additional discussion and analysis.

Asset Retirement Obligations

Under U.S. GAAP, asset retirement obligations generally apply to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset. The Company recognizes asset retirement obligations in the period in which they are incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset.

The Company has recognized as a liability the present value of the estimated future costs to decommission its nuclear laundry facilities. The Company depreciates, on a straight-line basis, the amount added to property, plant and equipment and recognizes accretion expense in connection with the discounted liability over the various remaining lives which range from approximately one to nineteen years.

The estimated liability has been based on historical experience in decommissioning nuclear laundry facilities, estimated useful lives of the underlying assets, external vendor estimates as to the cost to decommission these assets in the future, and federal and state regulatory requirements. The estimated current costs have been adjusted for the estimated impact of inflation at 3% per year. The liability has been discounted using credit-adjusted risk-free rates that range from approximately 4.75% to 7.5%. Revisions to the liability could occur due to changes in the Company's estimated useful lives of the underlying assets, estimated dates of decommissioning, changes in decommissioning costs, changes in federal or state regulatory guidance on the decommissioning of such facilities, or other changes in estimates. Changes due to revised estimates are recognized by adjusting the carrying amount of the liability and the related long-lived asset if the assets are still in service, or charged to expense in the period if the assets are no longer in service.

Insurance

The Company is self-insured for certain obligations related to health and dental, workers' compensation, vehicles and general liability programs. The Company also purchases stop-loss insurance policies for workers' compensation, vehicles and general liability programs to protect itself from catastrophic losses. Judgments and estimates are used in determining the potential value associated with reported claims and for events that have occurred, but have not been reported. The Company's estimates consider historical claims experience and other factors. In certain cases where partial insurance coverage exists, the

Company estimates the portion of the liability that will be covered by existing insurance policies to arrive at its net expected liability. Receivables for insurance recoveries are recorded as assets, on an undiscounted basis. The Company's liabilities are based on estimates, and, while the Company believes that its accruals are adequate, the ultimate liability may be significantly different from the amounts recorded. Changes in claims experience, the Company's ability to settle claims or other estimates and judgments used by management could have a material impact on the amount and timing of expense for any period.

Supplemental Executive Retirement Plan and Other Pension Plans

Pension expense is recognized on an accrual basis over employees' estimated service periods. Pension expense is generally independent of funding decisions or requirements.

The Company (1) recognizes in its statement of financial position the over-funded or under-funded status of its defined benefit post-retirement plans measured as the difference between the fair value of plan assets and the benefit obligation, (2) recognizes as a component of other comprehensive (loss) income, net of tax, the actuarial gains and losses and the prior service costs and credits that arise during the period but are not recognized as components of net periodic benefit cost, (3) measures defined benefit plan assets and defined benefit plan obligations as of the date of its statement of financial position, and (4) discloses additional information in the notes to financial statements about certain effects on net periodic benefit cost in the upcoming fiscal year that arise from delayed recognition of the actuarial gains and losses and the prior service costs and credits. Refer to Note 7, "Employee Benefit Plans", of these Consolidated Financial Statements for further discussion regarding the Company's pension plans.

The calculation of pension expense and the corresponding liability requires the use of a number of critical assumptions, including the expected long-term rates of return on plan assets, the assumed discount rates, assumed rate of compensation increases and life expectancy of participants. Changes in these assumptions can result in different expense and liability amounts, and future actual experience can differ from these assumptions. Pension expense increases as the expected rate of return on pension plan assets decreases. Future changes in plan asset returns, assumed discount rates and various other factors related to the participants in the Company's pension plans will impact the Company's future pension expense and liabilities. The Company cannot predict with certainty what these factors will be in the future.

Non-qualified Deferred Compensation Plan

The Company adopted the UniFirst Corporation Deferred Compensation Plan (the "NQDC Plan") effective on February 1, 2022. The NQDC Plan is an unfunded, non-qualified deferred compensation plan that allows eligible participants to voluntarily defer receipt of their salary and annual cash bonuses up to approved limits. In its discretion, the Company may credit one or more additional contributions to participant accounts. NQDC Plan participants who are not accruing benefits under the Supplemental Executive Retirement Plan are eligible to have discretionary annual employer contributions credited to their NQDC Plan accounts. All participants are also eligible to have employer supplemental contributions and employer discretionary contributions credited to their NQDC Plan accounts. The amounts of such contributions may differ from year to year and from participant to participant. Refer to Note 7, "Employee Benefit Plans", of these Consolidated Financial Statements for further discussion regarding the Company's NQDC Plan.

Income Taxes

The Company computes income tax expense by jurisdiction based on its operations in each jurisdiction. Deferred income taxes are provided for temporary differences between the amounts recognized for income tax and financial reporting purposes at currently enacted tax rates. Deferred tax assets and liabilities are determined by the differences between the consolidated financial statement carrying amounts and the tax basis of assets and liabilities. See Note 4, "Income Taxes" in these Consolidated Financial Statements for the types of items that give rise to significant deferred income tax assets and liabilities. Deferred income taxes are classified as assets or liabilities based on the classification of the related asset or liability for financial reporting purposes. The Company regularly reviews deferred tax assets for recoverability based upon projected future taxable income and the expected timing of the reversals of existing temporary differences. Although realization is not assured, management believes it is more likely than not that the recorded deferred tax assets will be realized.

The Company is periodically reviewed by U.S. domestic and foreign tax authorities regarding the amount of taxes due. These reviews typically include inquiries regarding the timing and amount of deductions and the allocation of income among various tax jurisdictions. In evaluating the exposure associated with various filing positions, the Company records estimated reserves. Refer to Note 4, "Income Taxes", of these Consolidated Financial Statements for further discussion regarding the Company's accounting for income taxes and its uncertain tax positions for financial accounting purposes.

Advertising Costs

Advertising costs are expensed as incurred and are classified as selling and administrative expenses. The Company incurred advertising costs of $7.7 million, $5.3 million and $9.9 million, for fiscal 2025, 2024 and 2023, respectively.

Share-Based Compensation

Compensation expense for all stock options, stock appreciation rights, unrestricted stock and restricted stock units (collectively, "Share-Based Awards") is recognized ratably over the related vesting period, net of actual forfeitures. Certain Share-Based Awards in the form of stock appreciation rights and shares of unrestricted stock were granted during fiscal 2025, 2024 and 2023 to non-employee Directors of the Company, which were fully vested upon grant and, with respect to stock appreciation rights, expire eight years after the grant date. Accordingly, compensation expense related to these Share-Based Awards in fiscal 2025, 2024 and 2023 was recognized on the date of grant.

For performance-based restricted stock unit awards with revenue and profitability performance criteria, we evaluate the probability of meeting the performance criteria at each balance sheet date and, if probable, related compensation cost is amortized over the performance period on a straight-line basis because such awards vest only at the end of the measurement period. Changes to the probability assessment and the estimate of shares expected to vest will result in adjustments to the related share-based compensation expense that will be recorded in the period of the change. If the performance targets are not achieved, no compensation cost is recognized and any previously recognized compensation cost is reversed.

U.S. GAAP requires that share-based compensation cost be measured at the grant date based on the fair value of the award and be recognized as expense over the requisite service period, which is generally the vesting period. Determining the fair value of Share-Based Awards in the form of stock appreciation rights at the grant date requires judgment, including estimating expected dividends and share price volatility. The fair value of each Share-Based Award in the form of stock appreciation rights is estimated on the date of grant using the Black-Scholes option pricing model.

The Company recognizes compensation expense for restricted stock and restricted stock unit grants over the related vesting period. The fair value for each restricted stock, unrestricted stock and restricted stock unit grant is determined by using the closing price of the Company's stock on the date of the grant. Refer to Note 12, "Share-Based Compensation", of these Consolidated Financial Statements for further discussion regarding the Company's share-based compensation plans.

Income Per Share

The Company calculates income per share by allocating income to its unvested participating securities as part of its income per share calculations. The following table sets forth the computation of basic income per share using the two-class method for amounts attributable to the Company's shares of Common Stock and Class B Common Stock (in thousands, except per share data):

Year ended	2025	2024	2023
Net income available to shareholders	$ 148,271	$ 145,474	$ 103,674
Allocation of net income for Basic:			
Common Stock	$ 124,551	$ 122,188	$ 87,104
Class B Common Stock	23,720	23,286	16,570
	$ 148,271	$ 145,474	$ 103,674
Weighted average number of shares for Basic:			
Common Stock	14,961	15,073	15,098
Class B Common Stock	3,560	3,590	3,590
	18,521	18,663	18,688
Income per share for Basic:			
Common Stock	$ 8.33	$ 8.11	$ 5.77
Class B Common Stock	$ 6.66	$ 6.49	$ 4.62

The Class B Common Stock may be converted at any time on a one-for-one basis into Common Stock at the option of the holder of the Class B Common Stock. Diluted income per share for the Company's Common Stock assumes the conversion of all of the Company's Class B Common Stock into Common Stock, full vesting of outstanding restricted stock, and the exercise of Share-Based Awards under the Company's stock incentive plans.

The Company is required to calculate the diluted income per share for Common Stock using the more dilutive of the following two methods:

- The treasury stock method; or

- The two-class method assuming a participating security is not exercised or converted.

For fiscal 2025, 2024 and 2023, the Company's diluted income per share assumes the conversion of all Class B Common Stock into Common Stock and uses the two-class method for its unvested participating shares.

The following table sets forth the computation of diluted income per share of Common Stock for the years ended August 30, 2025, August 31, 2024 and August 26, 2023 (in thousands, except per share data):

	Year Ended August 30, 2025			Year Ended August 31, 2024			Year Ended August 26, 2023		
	Earnings to Common shareholders	Common Shares	Income Per Share	Earnings to Common shareholders	Common Shares	Income Per Share	Earnings to Common shareholders	Common Shares	Income Per Share
As reported—Basic	$ 124,551	14,961	$ 8.33	$ 122,188	15,073	$ 8.11	$ 87,104	15,098	$ 5.77
Add: effect of dilutive potential common shares									
Share-Based Awards	—	60		—	61		—	74	
Class B Common Stock	23,720	3,560		23,286	3,590		16,570	3,590	
Diluted Income Per Share— Common Stock	$ 148,271	18,581	$ 7.98	$ 145,474	18,724	$ 7.77	$ 103,674	18,762	$ 5.53

Anti-dilutive stock-based awards excluded from the calculations of diluted income per share were immaterial during the periods presented.

Foreign Currency Translation

The functional currency of our foreign operations is the local country's currency. Transaction gains and losses, including gains and losses on our intercompany transactions, are included in other expense, net in the accompanying Consolidated Statements of Income. Assets and liabilities of operations outside the U.S. are translated into U.S. dollars using period-end exchange rates. Revenues and expenses are translated at the average exchange rates in effect during each month of the fiscal year. The effects of foreign currency translation adjustments are included in shareholders' equity as a component of accumulated other comprehensive loss in the accompanying Consolidated Balance Sheets.

Recent Accounting Pronouncements

In November 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update "ASU" 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures*, which updates reportable segment disclosure requirements primarily through enhanced disclosures about significant segment expenses. The amendments are effective for fiscal years beginning after December 15, 2023, and for interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The amendments should be applied retrospectively to all prior periods presented in the financial statements. The Company adopted ASU 2023-07 on August 30, 2025. Adoption resulted in expanded segment-level disclosures, consistent with the Company's new three-segment reporting structure, but did not have a material impact on the Company's consolidated financial statements.

In December 2023, the FASB issued ASU 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*, which enhances effective tax rate reconciliation disclosure requirements and provides clarity to the disclosures of income taxes paid, income before taxes and provision for income taxes. The amendments are effective for fiscal years beginning after December 15, 2024. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. The amendments in this update should be applied on a prospective basis. Retrospective application is permitted. The Company has evaluated the impact of the ASU and concluded it is immaterial to the Company's disclosures.

In November 2024, the FASB issued ASU 2024-03, *Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures*. The ASU requires a public business entity to provide disaggregated disclosures of certain categories of expenses on an annual and interim basis including purchases of inventory, employee compensation, depreciation, and intangible asset amortization for each income statement line item that contains those expenses. This ASU is effective for annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027, with early adoption permitted. The Company is currently evaluating this ASU to determine its impact on the Company's disclosures.

In September 2025, the FASB issued ASU 2025-06, *Intangibles – Goodwill and Other – Internal-Use Software* (S*ubtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software*. This ASU amends the guidance in ASC 350-40 to modernize the recognition and disclosure framework for internal-use software costs by eliminating the previous "development stage" model and introducing a more principles- and judgment-based approach. ASU 2025-06 is effective for fiscal years beginning after December 15, 2027 and for interim periods within those fiscal years. Early adoption is permitted. The Company is currently evaluating the impact of ASU 2025-06 on its consolidated financial statements.

Other recent accounting pronouncements issued by the FASB, including its Emerging Issues Task Force, the American Institute of Certified Public Accountants, and the SEC have not had, or are not believed by management to, have a material impact on the Company's present or future financial statements.

2. Acquisitions

Whenever the Company acquires a business, consistent with current accounting guidance, the results of operations of the acquisition are included in the Company's consolidated financial results from the date of the acquisition. The amount assigned to intangible assets acquired is based on their respective fair values determined as of the acquisition date. The excess of the purchase price over the tangible and intangible assets is recorded as goodwill. Goodwill is allocated to the segment to which the acquisition relates and is deductible for tax purposes.

During fiscal 2025, the Company completed ten business acquisitions with an aggregate purchase price of approximately $13.9 million, including $12.0 million in the First Aid & Safety Solutions segment and $1.9 million in the Uniform & Facility Service Solutions segment. The purchase price was primarily allocated to goodwill and intangible assets, with tangible assets consisting mainly of inventory and property, plant and equipment. A portion of the total purchase price is subject to holdback arrangements, which are typically payable within a one-year period following the acquisition date and contingent upon the achievement of specified revenue targets. The operating results of these businesses have been included in the Company's consolidated financial statements from their respective acquisition dates. As these acquisitions were not material to the Company's consolidated results, pro forma financial information has not been presented.

During fiscal 2024, the Company did not complete any material business acquisitions.

Aggregate information relating to the acquisition of businesses which were accounted for as purchases is as follows (in thousands):

Year ended		August 30, 2025
Tangible assets acquired	$	1,088
Goodwill		8,935
Customer contracts		3,749
Other intangibles assets		217
Total consideration paid for acquisition of businesses		13,989
Contingent holdbacks		(2,078)
Acquisition of businesses, net of contingent holdbacks	$	11,911

3. Fair Value Measurements

U.S. GAAP establishes a framework for measuring fair value and establishes disclosure requirements about fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Company considered non-performance risk when determining fair value of our derivative financial instruments.

The fair value hierarchy prescribed under U.S. GAAP contains three levels as follows:

Level 1 - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

All financial assets or liabilities that are measured at fair value on a recurring basis (at least annually) have been segregated into the most appropriate level within the fair value hierarchy based on the inputs used to determine the fair value at the measurement date. The assets or liabilities measured at fair value on a recurring basis are summarized in the tables below (in thousands):

	As of August 30, 2025				As of August 31, 2024			
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets:								
Short-term investments	$ —	$ 5,672	$ —	$ 5,672	$ —	$ 13,505	$ —	$ 13,505
Pension plan assets	—	2,474	—	2,474	—	3,108	—	3,108
Non-qualified deferred compensation plan assets	—	4,685	—	4,685	—	3,295	—	3,295
Foreign currency forward contracts	—	79	—	79	—	117	—	117
Total assets at fair value	$ —	$ 12,910	$ —	$ 12,910	$ —	$ 20,025	$ —	$ 20,025
Liabilities:								
Non-qualified deferred compensation plan liability	$ —	$ 2,842	$ —	$ 2,842	$ —	$ 1,605	$ —	$ 1,605
Total liabilities at fair value	$ —	$ 2,842	$ —	$ 2,842	$ —	$ 1,605	$ —	$ 1,605

The Company's short-term investments listed above represent certificates of deposit, which maturities range up to six months at purchase. Such securities are classified as held-to-maturity and are carried at amortized cost, which approximates market value. As such, the Company's short-term investments are included within Level 2 of the fair value hierarchy.

The Company's pension plan assets listed above represent guaranteed deposit accounts that are maintained and operated by a third-party investment manager. At the beginning of each calendar year, the third-party investment manager notifies the Company of the annual rates of interest which will be applied to the amounts held in the guaranteed deposit account during the next calendar year. In determining the interest rate to be applied, the third-party investment manager considers the investment performance of the underlying assets of the prior year; however, regardless of the investment performance the annual interest rate applied per the contract must be a minimum of 3.25%. As such, the Company's pension plan assets are included within Level 2 of the fair value hierarchy. Refer to Note 7, "Employee Benefit Plans", of these Consolidated Financial Statements for further discussion regarding the Company's pension plan and Supplemental Executive Retirement Plan.

The Company's non-qualified deferred compensation plan liability listed above is carried at fair value and is composed primarily of mutual funds, municipal bonds and other fixed income securities. As such, the Company's non-qualified deferred compensation plan assets and liabilities are included within Level 2 of the fair value hierarchy. Refer to Note 7, "Employee Benefit Plans", of these Consolidated Financial Statements for further discussion regarding the Company's non-qualified deferred compensation plan.

The Company's foreign currency forward contracts represent contracts the Company has entered into to exchange Canadian dollars for U.S. dollars at fixed exchange rates in order to manage its exposure related to certain forecasted Canadian dollar denominated sales of one of its subsidiaries. These contracts are included in prepaid expenses and other current assets and other long-term assets as of August 30, 2025 and August 31, 2024. The fair value of the forward contracts is based on similar exchange-traded derivatives and is, therefore, included within Level 2 of the fair value hierarchy.

4. Income Taxes

The provision for income taxes consists of the following (in thousands):

Year ended	2025		2024		2023	
Current:						
Federal	$	33,597	$	30,932	$	7,269
Foreign		1,907		1,231		2,519
State		8,667		6,007		2,695
Total current	$	44,171	$	38,170	$	12,483
Deferred:						
Federal	$	2,282	$	4,027	$	19,227
Foreign		642		1,269		568
State		9		439		2,885
Total deferred	$	2,933	$	5,735	$	22,680
Total provision for income taxes	$	47,104	$	43,905	$	35,163

The following table reconciles the provision for income taxes using the statutory federal income tax rate to the actual provision for income taxes:

Year ended	2025	2024	2023
Income taxes at the statutory federal income tax rate	21.0%	21.0%	21.0%
State income taxes	3.9	3.6	3.8
Adjustments to tax reserve	(0.4)	(0.5)	0.8
Other	(0.4)	(0.9)	(0.3)
Effective income tax rate	24.1%	23.2%	25.3%

The increase in the effective tax rate for fiscal 2025 compared to the prior fiscal year was to an increase in taxable permanent differences in fiscal 2025.

The components of deferred income taxes included on the Consolidated Balance Sheets are as follows (in thousands):

	August 30, 2025		August 31, 2024	
Deferred tax assets:				
Payroll and benefit related	$	16,578	$	16,009
Insurance related		14,694		14,067
Environmental		7,412		7,807
Accrued expenses		7,236		8,169
Operating lease liabilities		17,911		17,083
Research and development		4,891		6,243
Other		13,121		12,884
Total deferred tax assets	$	81,843	$	82,262
Deferred tax liabilities:				
Payroll and benefit related	$	26,441	$	24,655
Property, plant and equipment		57,953		59,113
Purchased intangible assets		54,169		48,908
Rental merchandise in service		56,617		59,692
Operating lease right-of-use assets		17,356		16,575
Other		48		320
Total deferred tax liabilities		212,584		209,263
Net deferred tax liability	$	130,741	$	127,001

The Company regularly reviews deferred tax assets for recoverability based upon projected future taxable income and the expected timing of the reversals of existing temporary differences. Although realization is not assured, management believes it is more likely than not that the recorded deferred tax assets will be realized.

Foreign tax effect

As of August 30, 2025, unremitted foreign earnings have been retained by the Company's foreign subsidiaries for indefinite reinvestment. If the Company were to repatriate those earnings, in the form of dividends or otherwise, the Company could be subject to immaterial withholding taxes payable to the various foreign countries.

In October 2021, the Organization for Economic Co-operation and Development ("OECD") introduced an inclusive framework to address tax challenges arising from the digitalization of the economy through a two-pillar solution. One of the components of the solution is the implementation of a global minimum corporate tax rate of 15% for large multinational corporations ("Pillar Two"). The OECD continues to release additional guidance on the two-pillar solution with implementation began in 2024 while reporting of the tax applicable will not occur until calendar 2026. Based on currently enacted guidelines, the Company does not expect Pillar Two to have a material impact upon its tax expense, cash taxes, and effective tax rate.

Uncertain tax positions

As of August 30, 2025, and August 31, 2024, there were $3.9 million and $4.6 million, respectively, of unrecognized tax benefits, of which $3.7 million and $4.5 million, respectively, would favorably impact the Company's effective tax rate, if recognized. The Company recognized interest and penalties related to uncertain tax positions as a component of income tax expense which is consistent with the recognition of these items in prior reporting periods. As of August 30, 2025, and August 31, 2024, the Company had accrued a nominal amount in interest and penalties, in its long-term accrued liabilities. For fiscal 2025, 2024 and 2023, the Company recognized a nominal expense in its Consolidated Statements of Income related to interest and penalties.

A reconciliation of the beginning and ending amount of unrecognized tax benefits are as follows (in thousands):

Balance at August 26, 2023	$	7,751
Additions based on tax positions related to the current year		1,069
Additions for tax positions of prior years		142
Reduction for tax positions of prior years		(4,257)
Statute expirations		(67)
Balance at August 31, 2024		4,638
Additions based on tax positions related to the current year		1,202
Additions for tax positions of prior years		—
Reduction for tax positions of prior years		(1,826)
Statute expirations		(128)
Balance at August 30, 2025	$	3,886

The Company has a significant portion of its operations in the U.S. and Canada. The Company is required to file federal income tax returns as well as state income tax returns in most of the U.S. states and in several Canadian provinces. At times, the Company is subject to audits in these jurisdictions, which typically are complex and can take several years to resolve. The final resolution of any such tax audits could result in either a reduction in the Company's accruals or an increase in its income tax provision, both of which could have a material impact on the consolidated results of operations in any given period.

All U.S. and Canadian federal income tax statutes have lapsed for filings up to and including fiscal years 2021 and 2017, respectively. With a few exceptions, the Company is no longer subject to state and local income tax examinations for periods prior to fiscal 2022. The Company is not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will change significantly in the next 12 months.

5. Long-Term Debt

On August 12, 2025, the Company entered into an amended and restated $300.0 million unsecured revolving credit agreement, (the "Credit Agreement") with a syndicate of banks, which matures on August 12, 2030. Under the Credit Agreement, the Company was able to borrow funds at variable interest rates based on, at the Company's election, the Secured Overnight Financing Rate or a base rate, plus in each case a spread based on the Company's consolidated funded debt ratio. Provided there is no default or event of default under the Credit Agreement and the Company is in compliance with its financial covenants on a pro forma basis, the Company may request an increase in the aggregate commitments under the Credit Agreement (in the form of revolving or term tranches) of up to an additional $100.0 million, for a total aggregate commitment of up to $400.0 million.

Availability of credit requires compliance with certain financial and other covenants, including a maximum consolidated funded debt ratio and minimum consolidated interest coverage ratio as defined in the Credit Agreement. The Company evaluates its compliance with these financial covenants on a fiscal quarterly basis. As of August 30, 2025, the interest rates applicable to the Company's borrowings under the Credit Agreement would be calculated as SOFR plus 1.00% at the time of the respective borrowing.

As of August 30, 2025, the Company had no outstanding borrowings and had outstanding letters of credit amounting to $106.7 million, leaving $193.3 million available for borrowing under the Credit Agreement, with the ability to request up to an additional $100.0 million in commitments pursuant to the accordion feature.

As of August 30, 2025, the Company was in compliance with all covenants under the Credit Agreement.

6. Derivative Instruments and Hedging Activities

The Company uses derivative financial instruments to mitigate its exposure to fluctuations in foreign currencies on certain forecasted transactions denominated in foreign currencies. U.S. GAAP requires that all of the Company's derivative instruments be recorded on the balance sheet at fair value. All subsequent changes in a derivative's fair value are recognized in income, unless specific hedge accounting criteria are met.

Derivative instruments that qualify for hedge accounting are classified as a hedge of the variability of cash flows to be received or paid related to a recognized asset, liability or forecasted transaction. Changes in the fair value of a derivative that is highly effective and designated as a cash flow hedge are recognized in accumulated other comprehensive (loss) income until the hedged item or forecasted transaction is recognized in earnings. The Company performs an assessment at the inception of the hedge and on a quarterly basis thereafter, to determine whether its derivatives are highly effective in offsetting changes in the value of the hedged items. Any changes in the fair value resulting from hedge ineffectiveness are immediately recognized as income or expense.

In August 2021, the Company entered into twenty forward contracts to exchange CAD for U.S. dollars at fixed exchange rates in order to manage its exposure related to certain forecasted CAD denominated sales of one of its subsidiaries. The hedged transactions are specified as the first amount of CAD denominated revenues invoiced by one of the Company's domestic subsidiaries each fiscal quarter, beginning in the first fiscal quarter of 2022 and continuing through the fourth fiscal quarter of 2026. In total, the Company will sell approximately 14.1 million CAD at an average Canadian-dollar exchange rate of 0.7861 over these quarterly periods. The Company concluded that the forward contracts met the criteria to qualify as a cash flow hedge under U.S. GAAP.

As of August 30, 2025, the Company had forward contracts with a notional value of approximately 1.8 million CAD outstanding and recorded the fair value of the contracts of $0.1 million in prepaid expenses and other current assets with a corresponding gain of $0.1 million in accumulated other comprehensive loss, which was recorded net of tax. For the fiscal 2025, the Company reclassified $0.1 million from accumulated other comprehensive loss to revenue, related to the derivative financial instruments. The gain on these forward contracts that results in a decrease to accumulated other comprehensive loss as of August 30, 2025 is expected to be reclassified to revenues prior to their maturity on August 29, 2026.

7. Employee Benefit Plans

Defined Contribution Retirement Savings Plan

The Company has a defined contribution retirement savings plan with a 401(k) feature for all eligible U.S. and Canadian employees not under collective bargaining agreements. The Company matches a portion of the employee's contribution and may make an additional contribution at its discretion. Contributions charged to expense under the plan for fiscal 2025, 2024 and 2023 were $15.6 million, $20.3 million and $18.7 million, respectively.

Pension Plan and Supplemental Executive Retirement Plan

The Company accounts for its pension plan and Supplemental Executive Retirement Plan on an accrual basis over employees' estimated service periods.

The Company maintains an unfunded Supplemental Executive Retirement Plan ("SERP") for certain eligible employees of the Company. The benefits are based on the employee's compensation upon retirement. The amount charged to expense related to this plan amounted to approximately $1.6 million, $1.7 million and $1.7 million for fiscal 2025, 2024 and 2023, respectively.

The Company maintains a non-contributory defined benefit pension plan ("UniFirst Plan") covering employees at one of its locations. The benefits are based on years of service. The UniFirst Plan assets are invested in a Guaranteed Deposit Account ("GDA") that is maintained and operated by a third-party investment manager. The amount charged to expense related to this plan amounted to approximately $0.2 million, $0.2 million and $0.1 million for fiscal 2025, 2024 and 2023, respectively.

Net periodic benefit cost other than service costs have been recorded in the accompanying Consolidated Statements of Income in other expense, net.

The components of net periodic benefit cost for fiscal 2025, 2024 and 2023 are as follows (in thousands):

	UniFirst Plan			SERP		
	2025	2024	2023	2025	2024	2023
Service cost	$ 73	$ 74	$ 73	$ 390	$ 405	$ 486
Interest cost	148	159	147	1,239	1,255	1,191
Expected return on assets	(91)	(90)	(101)	—	—	—
Amortization of prior service cost	21	21	21	—	—	—
Amortization of actuarial gain	—	—	—	(41)	(116)	—
Other events	(10)	—	(12)	—	—	—
Net periodic benefit cost	$ 141	$ 164	$ 128	$ 1,588	$ 1,544	$ 1,677

The Company's obligations and funded status as of August 30, 2025 and August 31, 2024 are as follows (in thousands):

	UniFirst Plan		SERP	
	2025	2024	2025	2024
Change in benefit obligation:				
Projected benefit obligation, beginning of year	$ 3,609	$ 3,549	$ 25,880	$ 25,119
Service cost	73	74	390	405
Interest cost	148	159	1,239	1,255
Actuarial loss (gain)	3	(28)	(2,549)	465
Benefits paid	(37)	(145)	(1,481)	(1,364)
Settlements	(792)	—	—	—
Projected benefit obligation, end of year	$ 3,004	$ 3,609	$ 23,479	$ 25,880
Change in plan assets:				
Fair value of plan assets, beginning of year	$ 3,108	$ 2,986	$ —	$ —
Actual return on plan assets	27	20	—	—
Employer Contributions	168	247	—	—
Benefits paid	(37)	(145)	—	—
Settlements	(792)	—	—	—
Fair value of plan assets, end of year	$ 2,474	$ 3,108	$ —	$ —
Funded status (net amount recognized)	$ (530)	$ (501)	$ (23,479)	$ (25,880)

As of August 30, 2025 and August 31, 2024, the accumulated benefit obligations related to the UniFirst Plan were $3.0 million and $3.6 million, respectively. As of August 30, 2025 and August 31, 2024, the accumulated benefit obligations related to the SERP were $21.7 million and $23.4 million, respectively.

The amounts recorded on the Consolidated Balance Sheets as of August 30, 2025 and August 31, 2024 are as follows (in thousands):

	Pension Plans		SERP	
	2025	2024	2025	2024
Deferred tax assets (liabilities)	$ 4	$ (10)	$ (1,388)	$ (750)
Accrued liabilities	530	501	23,479	25,880
Accumulated other comprehensive (loss) income	(11)	30	4,071	2,200

As of August 30, 2025 and August 31, 2024, the amounts recognized in accumulated other comprehensive loss are as follows (in thousands):

	UniFirst Plan		SERP	
	2025	2024	2025	2024
Net actuarial gain	$ 36	$ 113	$ 5,459	$ 2,950
Unrecognized prior service cost	(51)	(73)	—	—
Accumulated other comprehensive (loss) income	$ (15)	$ 40	$ 5,459	$ 2,950

The weighted average assumptions used in calculating the Company's projected benefit obligation as of August 30, 2025 and August 31, 2024 are as follows:

	UniFirst Plan		SERP	
	2025	2024	2025	2024
Discount rate	5.1%	4.8%	5.4%	4.9%
Rate of compensation increase	N/A	N/A	5.0%	5.0%

The weighted average assumptions used in calculating the Company's net periodic service cost for fiscal 2025, 2024 and 2023 are as follows:

	UniFirst Plan			SERP		
	2025	2024	2023	2025	2024	2023
Discount rate	4.8%	5.1%	4.3%	4.9%	5.2%	4.4%
Expected return on plan assets	3.5%	3.5%	3.5%	N/A	N/A	N/A
Rate of compensation increase	N/A	N/A	N/A	5.0%	5.0%	5.0%

The benefit payments, which reflect expected future service, are expected to be paid for the five fiscal years subsequent to August 30, 2025 and thereafter are as follows (in thousands):

	UniFirst Plan		SERP	
2026	$	757	$	1,738
2027		97		1,736
2028		157		1,673
2029		219		1,768
2030		198		1,557
Thereafter		1,576		15,007
Total benefit payments	$	3,004	$	23,479

Non-qualified Deferred Compensation Plan

The Company adopted the NQDC Plan effective on February 1, 2022. The NQDC Plan is an unfunded, non-qualified deferred compensation plan that allows eligible participants to voluntarily defer receipt of their salary and annual cash bonuses up to approved limits. In its discretion, the Company may credit one or more additional contributions to participant accounts. NQDC Plan participants who are not accruing benefits under the Supplemental Executive Retirement Plan are eligible to have discretionary annual employer contributions credited to their NQDC Plan accounts. All participants are also eligible to have employer supplemental contributions and employer discretionary contributions credited to their NQDC Plan accounts. The amounts of such contributions, if any, may differ from year to year and from participant to participant.

The amounts for employee or employer contributions charged to expense related to the NQDC Plan for fiscal 2025, fiscal 2024 and fiscal 2023, were $1.0 million, $0.8 million and $0.3 million, respectively.

The Company, at its discretion, may also elect to transfer funds to a trust account with the intention to fund the future liability. Total NQDC Plan assets were $4.7 million and $3.3 million as of August 30, 2025 and August 31, 2024, respectively, and are included within other long-term assets in the accompanying Consolidated Balance Sheets. Total NQDC Plan liabilities were $2.8 million and $1.6 million as of August 30, 2025 and August 31, 2024, respectively, and are included within current accrued liabilities in the accompanying Consolidated Balance Sheets.

Earnings and losses on contributions, based on investment elections, are recorded as a component of compensation expense in the period earned and are included within other (income) expense, net. For fiscal 2025 and fiscal 2024, other income was $0.4 million and $0.6 million, respectively. No amount was recorded for fiscal 2023.

8. Goodwill and Other Intangible Assets

When the Company acquires a business, the amount assigned to the tangible assets and liabilities and intangible assets acquired is based on their respective fair values determined as of the acquisition date. The excess of the purchase price over the tangible assets and liabilities and intangible assets is recorded as goodwill. The Company does not amortize goodwill, but it is reviewed annually or more frequently if certain indicators arise, for impairment. There were no impairment losses related to goodwill or intangible assets during fiscal 2025, 2024 and 2023.

The changes in the carrying amount of goodwill are as follows (in thousands):

Balance as of August 26, 2023	$	647,900
Purchase price adjustments recorded during the period		900
Other		50
Balance as of August 31, 2024	$	648,850
Goodwill recorded during the period		8,935
Other		(37)
Balance as of August 30, 2025	$	657,748

As of August 30, 2025, the Company has allocated $645.8 million, $8.7 million and $3.2 million of goodwill to its Uniform & Facility Service Solutions, First Aid & Safety Solutions and Other segments, respectively.

Intangible assets, net in the Company's Consolidated Balance Sheets as of August 30, 2025 and August 31, 2024 are as follows (in thousands):

	Gross Carrying Amount		Accumulated Amortization		Net Carrying Amount	
August 30, 2025						
Customer contracts	$	318,148	$	243,364	$	74,784
Software		81,659		52,355		29,304
Other intangible assets		40,003		38,262		1,741
	$	439,810	$	333,981	$	105,829
August 31, 2024						
Customer contracts	$	314,446	$	228,456	$	85,990
Software		81,482		51,023		30,459
Other intangible assets		39,826		36,276		3,550
	$	435,754	$	315,755	$	119,999

Estimated amortization expense for the five fiscal years subsequent to August 30, 2025 and thereafter, based on intangible assets, net as of August 30, 2025 are as follows (in thousands):

2026	$	20,141
2027		17,008
2028		15,032
2029		12,693
2030		11,300
Thereafter		29,655
Total estimated amortization expense	$	105,829

9. Accrued Liabilities

Accrued liabilities in the Consolidated Balance Sheets as of August 30, 2025 and August 31, 2024 consists of the following (in thousands):

	August 30, 2025		August 31, 2024	
Current liabilities:				
Payroll and benefit related	$	46,901	$	48,268
Bonuses		23,505		24,045
Insurance related		36,079		32,003
Environmental related		16,243		14,197
Other		54,175		51,727
Total current liabilities	$	176,903	$	170,240
Long-term liabilities:				
Benefit related	$	22,271	$	24,770
Environmental related		14,409		17,057
Asset retirement obligations		18,524		17,929
Insurance related		73,350		63,645
Total long-term liabilities	$	128,554	$	123,401
Total accrued liabilities	$	305,457	$	293,641

10. Asset Retirement Obligations

Asset retirement obligations generally result from legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset. Accordingly, the Company recognizes asset retirement obligations in the period in which they are incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. The Company continues to depreciate, on a straight-line basis, the amount added to property, plant and equipment and recognizes accretion expense in connection with the discounted liability over the various remaining lives which range from approximately one to nineteen years.

The Company recognized as a liability the present value of the estimated future costs to decommission its nuclear laundry facilities. The estimated liability is based on historical experience in decommissioning nuclear laundry facilities, estimated useful lives of the underlying assets, external vendor estimates as to the cost to decommission these assets in the future, and federal and state regulatory requirements. The estimated current costs have been adjusted for the estimated impact of inflation at 3% per year, and the liability has been discounted to present value using a credit-adjusted risk-free rate.

Revisions to the liability could occur due to changes in the Company's estimated useful lives of the underlying assets, estimated dates of decommissioning, changes in decommissioning costs, changes in federal or state regulatory guidance on the decommissioning of such facilities, or other changes in estimates. Changes due to revised estimates are recognized by adjusting the carrying amount of the liability and the related long-lived asset if the assets are still in service, or charged to expense in the period if the assets are no longer in service.

A reconciliation of the Company's asset retirement are as follows for fiscal 2025 and 2024 (in thousands):

Year ended	August 30, 2025		August 31, 2024	
Beginning balance	$	17,929	$	16,471
Accretion expense		875		976
Effect of exchange rate changes		271		102
Costs incurred		—		(282)
Change in estimate		(551)		662
Ending balance	$	18,524	$	17,929

The Company's asset retirement obligations are included in long-term accrued liabilities in the accompanying Consolidated Balance Sheet.

11. Commitments and Contingencies

Lease Commitments

The Company has operating leases for certain operating facilities, vehicles and equipment, which provide the right to use the underlying asset and require lease payments over the term of the lease. Each new contract is evaluated to determine if an arrangement contains a lease and whether that lease meets the classification criteria of a finance or operating lease. All identified leases are recorded on the Consolidated Balance Sheets with a corresponding operating lease right-of-use asset, net, representing the right to use the underlying asset for the lease term and the operating lease liabilities representing the obligation to make lease payments arising from the lease. Short-term operating leases, which have an initial term of twelve months or less, are not recorded on the Consolidated Balance Sheets.

Operating lease right-of-use assets, net and operating lease liabilities are recognized at the commencement date of the lease based on the present value of lease payments over the lease term and include options to extend or terminate the lease when they are reasonably certain to be exercised. The present value of lease payments is determined primarily by using the incremental borrowing rate based on the information available as of the lease commencement date. Lease expense for operating leases is recorded on a straight-line basis over the lease term and variable lease costs are recorded as incurred. Both lease expense and variable lease costs are primarily recorded in cost of revenues on the Company's Consolidated Statements of Income. The Company's lease agreements do not contain any material residual value guarantees or material restrictive covenants.

The following table presents the operating lease cost and information related to the operating lease right-of-use assets, net and operating lease liabilities for fiscal 2025, 2024 and 2023:

(In thousands, except lease term and discount rate)		2025		2024		2023
Lease cost:						
Operating lease costs including short-term lease expense and variable lease costs, which were immaterial in the period	$	26,858	$	25,866	$	22,303
Operating cash flow impacts:						
Cash paid for amounts included in the measurement of operating lease liabilities	$	20,640	$	20,083	$	16,710
Operating lease right-of-use assets obtained in exchange for new operating lease liabilities	$	20,374	$	19,511	$	23,076
Operating lease right-of-use assets acquired in business combination	$	—	$	—	$	4,167
Weighted average remaining lease term - operating leases		5.11		4.7		4.48
Weighted average discount rate - operating leases		5.16%		4.74%		3.55%

Total rent expense on all leases was $22.7 million, $21.8 million and $18.4 million for fiscal 2025, 2024 and 2023, respectively.

The contractual future minimum lease payments of the Company's operating lease liabilities by fiscal year as of August 30, 2025 are as follows (in thousands):

2026	$	20,522
2027		16,919
2028		13,813
2029		10,271
2030		7,722
Thereafter		12,164
Total payments		81,411
Less interest		8,972
Total present value of lease payments	$	72,439

Environmental and Legal Contingencies

The Company and its operations are subject to various federal, state and local laws and regulations governing, among other things, air emissions, wastewater discharges, and the generation, handling, storage, transportation, treatment and disposal of hazardous wastes and other substances. In particular, industrial laundries currently use and must properly dispose of detergent wastewater and other residues, and, in the past, used perchloroethylene and other dry-cleaning solvents. The Company is attentive to the environmental concerns surrounding the disposal of these materials and has, through the years, taken measures to avoid their improper disposal. The Company has settled, or contributed to the settlement of, past actions or claims brought against the Company relating to the disposal of hazardous materials at several sites and there can be no assurance that the Company will not have to expend material amounts to remediate the consequences of any such disposal in the future.

U.S. GAAP requires that a liability for contingencies be recorded when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated. Significant judgment is required to determine the existence of a liability, as well as the amount to be recorded. The Company regularly consults with attorneys and outside consultants in its consideration of the relevant facts and circumstances before recording a contingent liability. Changes in enacted laws, regulatory orders or decrees, management's estimates of costs, risk-free interest rates, insurance proceeds, participation by other parties, the timing of payments, the input of the Company's attorneys and outside consultants or other factual circumstances could have a material impact on the amounts recorded for environmental and other contingent liabilities.

Under environmental laws, an owner or lessee of real estate may be liable for the costs of removal or remediation of certain hazardous or toxic substances located on, or in, or emanating from, such property, as well as related costs of investigation and property damage. Such laws often impose liability without regard to whether the owner or lessee knew of, or was responsible for, the presence of such hazardous or toxic substances. There can be no assurances that acquired or leased locations have been operated in compliance with environmental laws and regulations or that future uses or conditions will not result in the imposition of liability upon the Company under such laws or expose the Company to third-party actions such as tort suits. The Company continues to address environmental conditions under terms of consent orders negotiated with the applicable environmental authorities or otherwise with respect to certain sites.

The Company has accrued certain costs related to ongoing and potential future environmental investigation, monitoring and remediation activities at certain sites, as it has been determined that the costs are probable and can be reasonably estimated.

The Company routinely reviews and evaluates sites that may require remediation and monitoring and determines its estimated costs based on various estimates and assumptions. These estimates are developed using its internal sources or by third party environmental engineers or other service providers. Internally developed estimates are based on:

- Management's judgment and experience in remediating and monitoring the Company's sites;

- Information available from regulatory agencies as to costs of remediation and monitoring;

- The number, financial resources and relative degree of responsibility of other potentially responsible parties ("PRPs") who may be liable for remediation and monitoring of a specific site; and

- The typical allocation of costs among PRPs.

There is usually a range of reasonable estimates of the costs associated with each site. In accordance with U.S. GAAP, the Company's accruals reflect the amount within the range that it believes is the best estimate or the low end of a range of estimates if no point within the range is a better estimate. Where it believes that both the amount of a particular liability and the timing of the payments are reliably determinable, the Company adjusts the cost in current dollars using a rate of 3% for inflation until the time of expected payment and discounts the cost to present value using current risk-free interest rates. As of August 30, 2025, the risk-free interest rates utilized by the Company ranged from 4.86% to 4.92%.

For environmental liabilities that have been discounted, the Company includes interest accretion, based on the effective interest method, in selling and administrative expenses on the accompanying Consolidated Statements of Income.

The changes to the Company's environmental liabilities for fiscal 2025 and 2024 are as follows (in thousands):

Year ended	August 30, 2025		August 31, 2024
Beginning balance	$	31,255	$	30,029
Costs incurred for which reserves have been provided		(2,532)		(3,176)
Insurance proceeds		246		238
Interest accretion		1,280		1,264
Changes in discount rates		(1,332)		244
Revisions in estimates		1,735		2,656
Ending balance	$	30,652	$	31,255

Anticipated payments and insurance proceeds of currently identified environmental remediation liabilities as of August 30, 2025, for the next five fiscal years and thereafter, as measured in current dollars, are reflected below (in thousands):

Fiscal year ended August	2026		2027		2028		2029		2030		Thereafter		Total
Estimated costs—current dollars	$	16,424	$	2,067	$	1,344	$	1,150	$	915	$	14,654	$	36,554
Estimated insurance proceeds		(181)		(150)		(150)		(150)		(150)		—		(781)
Net anticipated costs	$	16,243	$	1,917	$	1,194	$	1,000	$	765	$	14,654	$	35,773
Effect of inflation													9,340
Effect of discounting													(14,461)
Balance as of August 30, 2025												$	30,652

Estimated insurance proceeds are primarily obtained from an annuity received as part of a legal settlement with an insurance company. Annual proceeds of approximately $0.3 million are deposited into an escrow account which funds remediation and monitoring costs for two sites related to former operations. Annual proceeds received but not expended in the current year accumulate in this account and may be used in future years for costs related to this site through the year 2027. As of August 30, 2025, the balance in this escrow account, which is held in a trust and is not recorded in the Company's accompanying Consolidated Balance Sheets, was approximately $5.9 million. Also included in estimated insurance proceeds are amounts the Company is entitled to receive pursuant to legal settlements as reimbursements from three insurance companies for estimated costs at one of its sites.

The Company's nuclear garment decontamination facilities are licensed by respective state agencies, as delegated authority by the Nuclear Regulatory Commission (the "NRC") pursuant to the NRC's Agreement State program and are subject to applicable federal and state radioactive material regulations. In addition, the Company's international locations (Canada, the United Kingdom and the European Union) are regulated by equivalent respective jurisdictional authorities. There can be no assurance that such regulation will not lead to material disruptions in the Company's garment decontamination business.

From time to time, the Company is also subject to legal and regulatory proceedings and claims arising from the conduct of its business operations, including personal injury claims, customer contract matters, employment claims and environmental matters as described above.

In addition, in the fourth quarter of fiscal 2022, the Mexican federal tax authority issued a tax assessment on the Company's subsidiary in Mexico for fiscal 2016 import taxes, value added taxes and custom processing fees of over $17.0 million, plus surcharges, fines and penalties of over $67.7 million for a total assessment of over $84.7 million. The Company challenged the validity of the tax assessment through an appeal process. In the first quarter of fiscal 2025, the Federal Tax Court in Mexico made a determination partially in the Company's favor. Following the Federal Tax Court's determination, the Company filed a constitutional action before the Federal Administrative Court. In addition, the federal tax authority appealed the determination of the Federal Tax Court. While the Company is unable to ascertain the ultimate outcome of this matter, based on the information currently available, the Company believes that a loss with respect to this matter is neither probable nor remote. Given the uncertainty associated with the ultimate resolution of this matter, the Company is unable to reasonably assess an estimate or range of estimates of any potential losses. Accordingly, the Company has not recorded a liability related to this matter.

While it is impossible for the Company to ascertain the ultimate legal and financial liability with respect to contingent liabilities, including lawsuits and environmental contingencies, the Company believes that the aggregate amount of such liabilities, if any, in excess of amounts covered by insurance have been properly accrued in accordance with U.S. GAAP. It is possible, however, that the future financial position and/or results of operations for any particular future period could be materially affected by changes in the Company's assumptions or strategies related to these contingencies or changes out of the Company's control.

Other Contingent Liabilities

As security for certain agreements with the NRC and various state agencies related to the nuclear operations (see above) and certain insurance programs, the Company had standby irrevocable bank commercial letters of credit of $106.7 million and $65.1 million outstanding as of August 30, 2025 and August 31, 2024, respectively.

Non-cancellable purchase commitments for inventories, software, and services amounted to $132.0 million as of August 30, 2025, of which $89.3 million will be paid in less than 1 year, $31.8 million will be paid in 1 to 3 years, and the remaining will be paid in 3 to 5 years.

12. Share-based Compensation

The Company adopted an equity incentive plan (the "2023 Plan") in October 2023 and reserved 375,000 shares of Common Stock for issuance under the 2023 Plan. The 2023 Plan, which was approved by the Company's shareholders in January 2024, replaced the Company's 2010 stock incentive plan (the "2010 Plan"). Upon approval of the 2023 Plan by the Company's shareholders, no further awards may be granted under the 2010 Plan. The 2023 Plan permits the award of incentive and non-qualified stock options, stock appreciation rights, restricted stock, restricted stock units and unrestricted stock (collectively referred to as "Share-Based Awards") as well as dividend equivalent rights and cash-based awards. As of August 30, 2025, the number of remaining shares available for future grants under the 2023 Plan was 352,741. Share-based compensation expense, which includes expense related to Share-Based Awards, has been recorded in the accompanying Consolidated Statements of Income in selling and administrative expenses.

All Share-Based Awards issued to management were recommended to the Board of Directors by the Compensation Committee and approved by the Board of Directors. All Share-Based Awards issued to the Company's non-employee members of the Board of Directors (the "Directors") were recommended to the Board of Directors by the Compensation Committee and approved by the Board of Directors.

In fiscal 2025, 2024 and 2023, the Company granted a total of 1,662, 1,475 and 1,575 shares of fully vested unrestricted stock, respectively, to its non-employee Directors. Accordingly, compensation expense related to the unrestricted stock granted in each of fiscal 2025, 2024 and 2023 were recognized on the date of grant.

In fiscal 2025, 2024 and 2023, the Company granted a total of 4,938, 5,004 and 6,864 stock appreciation rights, respectively, to its non-employee Directors. Such stock appreciation rights were fully vested upon grant, expire on the earlier of the eighth anniversary of the grant date or the second anniversary of the date that the Director ceases to be a member of the Board of Directors and must be settled in stock at the time of exercise. Accordingly, compensation expense related to the stock appreciation rights was recognized on the date of grant.

As of August 30, 2025, the total compensation cost not yet recognized related to non-vested Share-Based Awards was approximately $16.9 million. The weighted average period over which compensation cost for Share-Based Awards will be recognized is 2.25 years.

All stock appreciation rights issued to employees were granted with an exercise price equal to the fair value of the Company's Common Stock on the date of grant. Stock appreciation rights generally vest one-third on each anniversary of the grant date over a three-year period and expire ten years after the grant date. Share-Based Awards granted to the Company's non-employee Directors were fully vested as of the date of grant. Non-employee Director Share-Based Award grants in the form of stock appreciation rights expire on the earlier of the eighth anniversary of the grant date or the second anniversary of the date that the Director ceases to be a member of the Board of Directors.

Time-based restricted stock units granted to employees generally vest one-third on each anniversary of the grant date over a three-year period. Generally, performance-based restricted stock units granted to employees are earned based on whether and the extent to which the Company achieves certain revenue and operating margin targets.

The fair value of each stock appreciation right is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used:

Year ended	2025	2024	2023
Risk-free interest rate	4.26%	4.85%	3.97%
Expected dividend yield	0.70%	0.80%	0.62%
Expected life (in years)	5.65	5.54	5.43
Expected volatility	29.8%	29.4%	29.3%

The weighted average fair value of Share-Based Awards granted in the form of stock appreciation rights during fiscal years 2025, 2024 and 2023 were $64.32, $55.97 and $60.38, respectively.

The following table summarizes the Share-Based Awards activity in the form of stock options and stock appreciation rights for fiscal 2025:

	Number of Shares		Weighted Average Exercise Price
Outstanding at August 31, 2024	310,051	$	164.40
Granted	37,050		190.19
Expired	(345)		201.24
Exercised	(71,617)		144.85
Forfeited	(6,755)		177.09
Outstanding at August 30, 2025	268,384	$	172.81
Exercisable at August 30, 2025	196,343	$	168.87

The following table summarizes the Share-Based Awards activity in the form of restricted stock units for fiscal 2025:

	Number of Shares		Weighted Average Grant Price
Unvested balance at August 31, 2024	122,907	$	175.65
Granted	70,100		187.28
Vested	(45,631)		177.96
Forfeited	(10,979)		176.20
Unvested balance at August 30, 2025	136,397	$	180.81

13. Shareholders' Equity

The Company has two classes of common stock: Common Stock and Class B Common Stock. Each share of Common Stock is entitled to one vote, is freely transferable, and is entitled to a cash dividend equal to 125% of any cash dividend paid on each share of Class B Common Stock. Each share of Class B Common Stock is entitled to ten votes and can be converted to Common Stock on a share-for-share basis. However, until converted to Common Stock, shares of Class B Common Stock are not freely transferable. During fiscal 2025, 39,030 shares of Class B Common Stock were converted to Common Stock. No such conversions occurred during each of fiscal 2024 and 2023.

On October 24, 2023, the Company's Board of Directors authorized a new share repurchase program to repurchase up to $100.0 million of its outstanding shares of Common Stock, inclusive of the amount which remained available under the existing share repurchase program approved on October 18, 2021. On April 8, 2025, the Company's Board of Directors authorized a new share repurchase program to repurchase up to $100.0 million of its outstanding shares of Common Stock, inclusive of the amount which remained available under the existing share repurchase program approved in 2023. Repurchases from time to time under the new program, if any, will be made in either the open market or in privately negotiated transactions. The timing, manner, price and amount of any repurchases will depend on a variety of factors, including economic and market conditions, the Company stock price, corporate liquidity requirements and priorities, applicable legal requirements and other factors. The share repurchase program has been funded to date with the Company's available cash and will be funded in the future using the Company's available cash or capacity under its Credit Agreement and may be suspended or discontinued at any time. On April 8, 2025, the Company's Board of Directors authorized a new share repurchase program to repurchase up to $100.0 million of its outstanding shares of Common Stock, inclusive of the amount which remained available under the existing share repurchase program approved in 2023.

The Company repurchased 402,415 shares for an average price per share of $178.81 in fiscal 2025 and 139,556 shares for an average price per share of $170.40 in fiscal 2024, and did not repurchase any shares in fiscal 2023. As of August 30, 2025, there was $40.6 million remaining to repurchase outstanding shares of Common Stock under the existing program.

On October 28, 2025, the Company's Board of Directors declared increased quarterly cash dividends of $0.365 per share of Common Stock and $0.292 per share of Class B Common Stock, up from $0.350 and $0.280 per share, respectively. Both dividends are payable on January 2, 2026 to shareholders of record as of December 5, 2025. The amount and timing of any future dividend payment is subject to the approval of the Board of Directors each quarter.

14. Accumulated Other Comprehensive Loss

The changes in each component of accumulated other comprehensive loss for fiscal 2025 and 2024 are as follows (in thousands):

	Foreign Currency Translation	Pension-related (1)	Derivative Financial Instruments (1)	Total Accumulated Other Comprehensive Loss
Balance as of August 26, 2023	$ (26,504)	$ 2,582	$ 161	$ (23,761)
Change during the year	538	(348)	(73)	117
Balance as of August 31, 2024	(25,966)	2,234	88	(23,644)
Change during the year	10	1,877	(28)	1,859
Balance as of August 30, 2025	$ (25,956)	$ 4,111	$ 60	$ (21,785)

(1) Amounts are shown net of tax.

Amounts reclassified from accumulated other comprehensive loss, net of tax, for fiscal 2025 and 2024 are as follows (in thousands):

Year ended	2025	2024
Pension benefit liabilities, net:		
Actuarial loss (gain) [a]	$ (16)	$ (16)
Total, net of tax	(16)	(16)
Derivative financial instruments, net:		
Forward contracts loss (gain) [b]	121	88
Total, net of tax	121	88
Total amounts reclassified, net of tax	$ 105	$ 72

(a) Amounts included in selling and administrative expenses in the accompanying Consolidated Statements of Income.
(b) Amounts included in revenues in the accompanying Consolidated Statements of Income.

15. Segment Reporting

Operating segments are identified as components of an enterprise for which separate discrete financial information is available for evaluation by the chief operating decision-maker, or decision-making group, in making decisions on how to allocate resources and assess performance.

Prior to May 31, 2025, the Company organized its business into six operating segments: U.S. Rental and Cleaning, Canadian Rental and Cleaning, Manufacturing ("MFG"), Specialty Garments Rental and Cleaning ("Specialty Garments"), First Aid and Corporate. The U.S. Rental and Cleaning and Canadian Rental and Cleaning operating segments were previously combined to form the U.S. and Canadian Rental and Cleaning reporting segment, and as a result, the Company had five reporting segments. The Company previously referred to its U.S. and Canadian Rental and Cleaning, MFG, and Corporate segments combined as its "Core Laundry Operations."

Beginning with the fourth quarter of 2025, the Company reorganized its business into three reportable operating segments:

Uniform & Facility Service Solutions: This reporting segment consolidates the former U.S. and Canadian Rental and Cleaning, MFG and Corporate segments and includes our cleanroom solutions, which was previously part of the Specialty Garments reporting segment. The Uniform & Facility Service Solutions reporting segment designs, manufactures, purchases, rents, cleans, delivers and sells, uniforms and protective clothing and non-garment items in the U.S. and Canada. The segment, through our cleanroom solutions, also purchases, rents, cleans, delivers and sells specialty garments and non-garment items primarily for cleanroom applications and provides cleanroom cleaning at limited customer locations. Additionally, Uniform & Facility Service Solutions consists of our distribution center, sales and marketing, information systems, engineering, materials management, manufacturing planning, finance, budgeting, human resources, other general and administrative costs and interest expense.

First Aid & Safety Solutions: We renamed our First Aid reporting segment as the First Aid & Safety Solutions reporting segment to better reflect the scope of services and products offered. The First Aid & Safety Solutions reporting segment sells first aid cabinet services, non-prescription medicines and safety supplies, and provides certain safety training.

Other: This reporting segment currently consists of our nuclear solutions, which was previously part of the Specialty Garments reporting segment with our cleanroom solutions. The segment purchases, rents, cleans, delivers and sells, specialty garments and non-garment items primarily for nuclear applications.

The Company's chief operating decision maker (the "CODM") is the Chief Executive Officer. The modifications to the Company's reporting segments reflect how the CODM assesses performance and allocates resources. The CODM uses segment revenues and segment operating income to assess performance and allocate resources. The Company has recast prior certain period segment results to conform with the current presentation. Asset information is not utilized by the CODM for purposes of assessing performance or allocating resources, and therefore such information has not been presented.

The following table includes our financial results by reportable segment for the periods indicated (in thousands):

As of and for the year ended August 30, 2025	Uniform & Facility Service Solutions		First Aid & Safety Solutions		Other		Total	
Revenues	$	2,218,562	$	114,586	$	99,204	$	2,432,352
Cost of revenues		1,403,133		75,027		64,240		1,542,400
Selling and administrative expenses		513,507		34,891		16,701		565,099
Depreciation and amortization		133,420		3,815		3,120		140,355
Operating Income	$	168,502	$	853	$	15,143	$	184,498
Capital expenditures	$	147,265	$	5,035	$	2,045	$	154,345

As of and for the year ended August 31, 2024	Uniform & Facility Service Solutions		First Aid & Safety Solutions		Other		Total	
Revenues	$	2,224,030	$	106,271	$	97,130	$	2,427,431
Cost of revenues		1,444,437		73,281		62,117		1,579,835
Selling and administrative expenses		475,735		31,379		15,472		522,586
Depreciation and amortization		134,831		3,443		3,158		141,432
Operating Income	$	169,027	$	(1,832)	$	16,383	$	183,578
Capital expenditures	$	153,480	$	3,169	$	3,768	$	160,417

As of and for the year ended August 26, 2023	Uniform & Facility Service Solutions		First Aid & Safety Solutions		Other		Total	
Revenues	$	2,041,180	$	94,824	$	97,043	$	2,233,047
Cost of revenues		1,352,985		67,486		60,825		1,481,296
Selling and administrative expenses		453,077		26,953		16,885		496,915
Depreciation and amortization		115,054		2,936		3,243		121,233
Operating Income	$	120,064	$	(2,551)	$	16,090	$	133,603
Capital expenditures	$	166,022	$	4,037	$	1,932	$	171,991

The Company's long-lived assets as of August 30, 2025 and August 31, 2024 and revenues and income before income taxes for fiscal 2025, 2024 and 2023 were attributed to the following countries (in thousands):

Long-lived assets as of:		August 30, 2025		August 31, 2024
U.S.	$	1,763,658	$	1,696,273
Europe, Canada, Mexico and Nicaragua [1]		89,894		84,463
Total	$	1,853,552	$	1,780,736

Revenues for fiscal years:		2025		2024		2023
U.S.	$	2,245,894	$	2,237,295	$	2,054,601
Europe and Canada [1]		186,458		190,136		178,446
Total	$	2,432,352	$	2,427,431	$	2,233,047

Income before income taxes for fiscal years:		2025		2024		2023
U.S.	$	177,041	$	178,895	$	129,997
Europe, Canada, Mexico and Nicaragua [1]		18,334		10,484		8,840
Total	$	195,375	$	189,379	$	138,837

(1)   No country other than the U.S. accounts for greater than 10% of total long-lived assets, revenues or income before income taxes.

16. Related Party

During fiscal 2025, 2024 and 2023, the Company recognized $1.7 million, 1.5 million and $1.6 million, respectively, of revenues with a company for which a member of the Company's Board of Directors served as senior officer for such periods.

During fiscal 2025, the Company did not record any material expenses with a related party. During fiscal 2024 and 2023, the Company recorded $2.1 million and $3.2 million, respectively, of expense with a company for which one member of the Company's Board of Directors was an executive officer for a portion of such periods. Such member of the Board of Directors is no longer an executive officer of the company, and as a result, no such expenses were categorized as related party during fiscal 2025.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of UniFirst Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of UniFirst Corporation and subsidiaries (the "Company") as of August 30, 2025 and August 31, 2024, the related consolidated statements of income, comprehensive income, shareholders' equity, and cash flows for each of the three years in the period ended August 30, 2025, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at August 30, 2025 and August 31, 2024, and the results of its operations and its cash flows for each of the three years in the period ended August 30, 2025, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of August 30, 2025, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated October 29, 2025 expressed an adverse opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Self-Insured Workers' Compensation, Vehicles and General Liability Insurance-related Accruals

Description of the Matter	As disclosed in Note 9 to the Company's consolidated financial statements, as of August 30, 2025, the Company had recognized current and long-term insurance related liabilities of $36.1 million and $73.4 million, respectively. As discussed in Note 1 to the Company's consolidated financial statements, the Company is self-insured for certain obligations related to workers' compensation, vehicles and general liability programs and judgments and estimates are used by the Company in determining the potential value associated with reported claims and for events that have occurred but have not been reported.
	Auditing management's estimate of the portion of the insurance related liabilities related to workers' compensation, vehicles and general liability is highly judgmental due to the significant estimation uncertainty in the potential values of reported claims and incurred but not reported claims and the application of management judgment in assessing the methodologies and certain assumptions used in making those estimates. The reserve estimate relies on inputs such as historical claims experience and other factors to estimate the liability for reported claims and to estimate the value of claims that have been incurred but have not been reported.

How We Addressed the Matter in Our Audit	To audit the self-insurance accrual, our procedures included, among others, assessing the methodologies used to estimate the insurance reserve, performing testing of significant inputs including transactional testing over the completeness and accuracy of historical claims data and vouching payments made to third parties. In addition, we compared the Company's contractual self-insured retentions, deductibles, and coverage limits within the estimation to the Company's contractual agreements. Furthermore, we involved our actuarial specialists in evaluating the methodologies used by management to determine the estimate of the reserve. We then compared the Company's estimate of the reserve amount to a range which our actuarial specialist developed based on independently selected actuarial methodologies and assumptions.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2002.

Boston, Massachusetts
October 29, 2025

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As required by Rule 13a-15 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this report. Based upon their evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, solely as a result of the material weakness identified by management and described below, our disclosure controls and procedures were not effective to ensure that material information relating to the Company required to be disclosed by the Company in reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms and to ensure that such information is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. In designing and evaluating our disclosure controls and procedures, our management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurances of achieving the desired control objectives, and management necessarily was required to apply its judgment in designing and evaluating the controls and procedures. We continue to review our disclosure controls and procedures, and our internal control over financial reporting, and may from time to time make changes aimed at enhancing their effectiveness and to ensure that our systems evolve with our business.

Changes in Internal Control over Financial Reporting

Except for the material weakness identified by management and described below, there were no changes in our internal control over financial reporting during the quarter ended August 30, 2025 that have materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting.

Management's Responsibility for Financial Statements

Our management is responsible for the preparation, integrity and objectivity of our Consolidated Financial Statements and other financial information contained in our Annual Report on Form 10-K. Those Consolidated Financial Statements were prepared in conformity with accounting principles generally accepted in the United States. In preparing those Consolidated Financial Statements, management was required to make certain estimates and judgments, which are based upon currently available information and management's view of current conditions and circumstances.

The Audit Committee of our Board of Directors, which consists solely of independent directors, oversees our process of reporting financial information and the audit of our Consolidated Financial Statements. The Audit Committee stays informed of our financial condition and regularly reviews management's financial policies and procedures, the independence of our independent auditors, our internal control over financial reporting and the objectivity of our financial reporting. Our independent registered public accounting firm has full access to the Audit Committee and meets with the Audit Committee periodically, both with and without management present.

We have retained Ernst & Young LLP, an independent registered public accounting firm, to audit our Consolidated Financial Statements found in this Annual Report on Form 10-K for the year ended August 30, 2025. We have made available to Ernst & Young LLP all of our financial records and related data in connection with their audit of our Consolidated Financial Statements.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with accounting principles generally accepted in the United States. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Management has assessed the effectiveness of our internal control over financial reporting as of August 30, 2025. In making its assessment, management has utilized the criteria set forth by the Committee of Sponsoring Organizations ("COSO") of the Treadway Commission in *Internal Control—Integrated Framework* (2013 Framework). Management concluded that based on its assessment, our internal control over financial reporting was not effective as of August 30, 2025.

Material Weakness

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis.

As disclosed in Part II, Item 9A of our Annual Report on Form 10-K for fiscal 2024, we previously identified a material weakness related to deficiencies in our manage change and manage access processes that were not designed and operating effectively. These deficiencies affected all financially relevant business processes. While we worked during fiscal 2025 to remediate the previously identified material weakness, we were unable to fully remediate the material weakness prior to the end of fiscal 2025. However, we made significant progress in remediating the design and operating effectiveness of our control environment and successfully addressed IT General Controls (ITGCs) for several key financial systems, including our legacy ERP platform and supporting tools and utilities. At the end of fiscal 2025, the material weakness had been narrowed to deficiencies related to our CRM system which affected revenue and receivables as well as a group of legacy applications which affected revenue and receivables, supply inventory and merchandise in service.

Consequently, our automated and manual business process controls that rely upon information from the IT systems were also deemed ineffective because they could have been adversely impacted.

Our independent registered accounting firm, Ernst & Young LLP, has issued an adverse audit report on the effectiveness of our internal control over financial reporting as of August 30, 2025, which is included in Item 8 of this Annual Report on Form 10-K. As a result of the identification of the material weakness, and prior to filing this Annual Report, along with our auditors, we performed further analysis and completed additional procedures intended to ensure our consolidated financial statements for the years ended August 30, 2025 and August 31, 2024 fairly present in all material respects the financial condition, results of operations and cash flows of the Company and have been prepared in accordance with generally accepted accounting principles. Based on these procedures and analysis, and notwithstanding the material weakness in our internal control over financial reporting, our management has concluded that our consolidated financial statements and related notes thereto included in this Annual Report fairly present in all material respects the financial condition, results of operations and cash flows of the Company and have been prepared in accordance with generally accepted accounting principles. Our Chief Executive Officer and Chief Financial Officer have certified that, based on each such officer's knowledge, the financial statements, as well as the other financial information included in this Annual Report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this Annual Report. Ernst & Young LLP has issued an unqualified opinion on our financial statements, which is included in Part IV of this Annual Report on Form 10-K.

Remediation

Our management remains committed to maintaining a strong internal control environment. In response to the material weakness, we implemented a number of remedial actions, including (i) redesigning our manage change and manage access processes and controls, (ii) invested additional resources to enhance oversight and involvement from our recently created Process, Risk and Controls group, (iii) strengthened our internal policies related to ITGCs, (iv) enhanced training and awareness programs addressing ITGCs and policies, including further education of control owners regarding the principles and requirements of each control, and (v) progressed our implementation of an Identity and Access Management (IAM) system, which will provide enhanced control over the provisioning of user access.

As a result of these efforts, we have made significant progress in remediating the design and operating effectiveness of our control environment and successfully addressed IT General Controls (ITGCs) for several key financial systems, including our legacy ERP platform and supporting tools and utilities.

We also advanced remediation efforts related to deficiencies in change management and access management for our CRM system and certain legacy applications, though some action items remained incomplete at the end of fiscal 2025.

Our focus remains on resolving the design and operational issues tied to change and access management in both the CRM and other legacy applications. At the same time, we are investing in broader IT system improvements, including the implementation of Oracle Cloud ERP. While unanticipated delays and complexities may extend the timeline, our plan at this time is to fully remediate the identified material weakness by the end of fiscal 2026.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of UniFirst Corporation

Opinion on Internal Control over Financial Reporting

We have audited UniFirst Corporation and subsidiaries' internal control over financial reporting as of August 30, 2025, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework) (the COSO criteria). In our opinion, because of the effect of the material weakness described below on the achievement of the objectives of the control criteria, UniFirst Corporation (and subsidiaries) (the Company) has not maintained effective internal control over financial reporting as of August 30, 2025, based on the COSO criteria.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management's assessment. Management has identified a material weakness related to ineffective information technology ("IT") controls over user access and change management related to the IT systems that support the revenue, accounts receivable, inventory, and merchandise in service processes. Consequently, automated and IT dependent manual business process and transactional controls that are affected by the relevant IT systems were deemed ineffective.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of August 30, 2025 and August 31, 2024, the related consolidated statements of income, comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended August 30, 2025, and the related notes. The material weakness was considered in determining the nature, timing and extent of audit tests applied in our audit of the fiscal 2025 consolidated financial statements, and this report does not affect our report dated October 29, 2025, which expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

Boston, Massachusetts
October 29, 2025

ITEM 9B. OTHER INFORMATION

During the quarter ended August 30, 2025, all items required to be disclosed in a Current Report on Form 8-K were reported under Form 8-K.

On July 30, 2025, David Katz, Executive Vice President, Sales and Marketing of the Company, adopted a trading arrangement for the sale of the Company's Common Stock (the "Rule 10b5-1 Trading Plan") that is intended to satisfy the affirmative defense conditions of Securities Exchange Act Rule 10b5-1(c). The Rule 10b5-1 Trading Plan, which has a term expiring on December 31, 2025, provides for the sale of up to 4,114 shares of Common Stock pursuant to the terms of the plan.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Information required by this Item 10 will be included in our definitive Proxy Statement to be filed with the SEC for our 2026 Annual Meeting of Shareholders and is incorporated by reference into this Item 10.

ITEM 11. EXECUTIVE COMPENSATION

Information required by this Item 11 will be included in our definitive Proxy Statement to be filed with the SEC for our 2026 Annual Meeting of Shareholders and is incorporated by reference into this Item 11.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information required by this Item 12 will be included in our definitive Proxy Statement to be filed with the SEC for our 2026 Annual Meeting of Shareholders and is incorporated by reference into this Item 12.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Information required by this Item 13 will be included in our definitive Proxy Statement to be filed with the SEC for our 2026 Annual Meeting of Shareholders and is incorporated by reference into this Item 13.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Information required by this Item 14 will be included in our definitive Proxy Statement to be filed with the SEC for our 2026 Annual Meeting of Shareholders and is incorporated by reference into this Item 14. Our independent public accounting firm is Ernst & Young LLP, New York, NY, PCAOB Auditor ID (PCAOB ID: 42).

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) The financial statements listed below are filed as part of this report:

(1) and (2) FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULES.

The items listed below are included under Item 8 of this Annual Report on Form 10-K:

> Consolidated Statements of Income for each of the three years in the period ended August 30, 2025
>
> Consolidated Statements of Comprehensive Income for each of the three years in the period ended August 30, 2025
>
> Consolidated Balance Sheets as of August 30, 2025 and August 31, 2024
>
> Consolidated Statements of Shareholders' Equity for each of the three years in the period ended August 30, 2025
>
> Consolidated Statements of Cash Flows for each of the three years in the period ended August 30, 2025
>
> Notes to Consolidated Financial Statements
>
> Report of Ernst & Young LLP, Independent Registered Public Accounting Firm

The items listed below are included under Item 9A of this Annual Report on Form 10-K:

> Management's Report on Internal Control Over Financial Reporting
>
> Report of Ernst & Young LLP, Independent Registered Public Accounting Firm

Separate financial statements of the Company have been omitted because the Company is primarily an operating company and all subsidiaries included in the Consolidated Financial Statements are totally held.

All other schedules have been omitted since the required information is not present or not present in amounts sufficient to require submission of the schedule, or because the information required is included in the financial statements or the notes thereto.

(3) EXHIBITS. The list of exhibits filed as part of this Annual Report on Form 10-K is set forth below.

DESCRIPTION

3.1	Restated Articles of Organization (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed with the Commission on July 5, 2006)
3.2	Articles of Amendment dated January 13, 1988 (incorporated by reference to Exhibit 3.2 to the Company's Current Report on Form 8-K filed with the Commission on July 5, 2006)
3.3	Articles of Amendment dated January 21, 1993 (incorporated by reference to Exhibit 3.3 to the Company's Current Report on Form 8-K filed with the Commission on July 5, 2006)
3.4	By-laws (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed with the Commission on January 10, 2008)
4.1	Specimen Stock Certificate for Shares of Common Stock (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed with the Commission on July 5, 2006)
4.2	Description of securities (incorporated by reference to Exhibit 4.2 to the Company's Annual Report on Form 10-K filed with the Commission on October 30, 2019)
*10.1	UniFirst Corporation CEO Cash Incentive Bonus Plan, as amended (incorporated by reference to Appendix A to the Company's Definitive Proxy Statement filed with the Commission on December 3, 2013)
*10.2	UniFirst Corporation Unfunded Supplemental Executive Retirement Plan as restated January 11, 2017 to incorporate and consolidate all previous amendments thereto (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed with the Commission on April 6, 2017)
*10.3	UniFirst Corporation Executive Employment Plan (incorporated by reference to Exhibit 10.19 to the Company's Annual Report on Form 10-K filed with the Commission on October 28, 2020)
*10.4	UniFirst Corporation Deferred Compensation Plan (incorporated by reference to the Company's Current Report on Form 8-K filed with the Commission on January 14, 2022)
*10.5	UniFirst Corporation 2023 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Commission on January 12, 2024)
*10.6	Form of Stock Appreciation Right Certificate for Eligible Participants in Executive Employment Plan under the UniFirst Corporation 2023 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed with the Commission on January 10, 2025)
*10.7	Form of Time-Based Restricted Stock Unit Award Certificate for Eligible Participants in Executive Employment Plan under the UniFirst Corporation 2023 Equity Incentive Plan (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q filed with the Commission on January 10, 2025)
*10.8	Form of Performance-Based Restricted Stock Unit Award Certificate for Eligible Participants in Executive Employment Plan under the UniFirst Corporation 2023 Equity Incentive Plan (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q filed with the Commission on January 10, 2025)
*10.9	Form of Stock Appreciation Right Certificate under the UniFirst Corporation 2023 Equity Incentive Plan (incorporated by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q filed with the Commission on January 10, 2025)
*10.10	Form of Restricted Stock Unit Certificate under the UniFirst Corporation 2023 Equity Incentive Plan (incorporated by reference to Exhibit 10.5 to the Company's Quarterly Report on Form 10-Q filed with the Commission on January 10, 2025)
*10.11	Form of Performance and Time-Based Restricted Stock Unit Award Certificate under the UniFirst Corporation 2023 Equity Incentive Plan (incorporated by reference to Exhibit 10.6 to the Company's Quarterly Report on Form 10-Q filed with the Commission on January 10, 2025)

*10.12	Form of Stock Appreciation Right Certificate under the UniFirst Corporation 2023 Equity Incentive Plan for Member of the Company's Board of Directors (incorporated by reference to Exhibit 10.7 to the Company's Quarterly Report on Form 10-Q filed with the Commission on January 10, 2025)	
*10.13	Third Amended and Restated Credit Agreement, by and among UniFirst Corporation and certain of its subsidiaries, as Borrowers, Bank of America, N.A., as Administrative Agent, Swing Line Lender and an L/C Issuer, the other lenders party thereto, BofA Securities, Inc., as Sole Lead Arranger and Sole Book Manager, Santander Bank, N.A., as Syndication Agent and Wells Fargo Bank, National Association, as Documentation Agent (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Commission on August 14, 2025)	
19.1	UniFirst Corporation Insider Trading Policy (incorporated by reference to Exhibit 19.1 to the Company's Annual Report on Form 10-K filed with the Commission on November 14, 2024)	
19.2	UniFirst Corporation Special Trading Procedures for Insiders (incorporated by reference to Exhibit 19.2 to the Company's Annual Report on Form 10-K filed with the Commission on November 14, 2024)	
21	List of Subsidiaries (filed herewith)	
23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm (filed herewith)	
31.1	Rule 13a-14(a)/15d-14(a) Certification of Steven S. Sintros (filed herewith)	
31.2	Rule 13a-14(a)/15d-14(a) Certification of Shane O'Connor (filed herewith)	
32.1	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002 (furnished herewith)	
32.2	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002 (furnished herewith)	
97	UniFirst Corporation Compensation Recovery Policy (incorporated by reference to Exhibit 99 to the Company's Quarterly Report on Form 10-Q filed with the Commission on January 10, 2025)	
101	The following financial information from UniFirst Corporation Annual Report on Form 10-K for the fiscal year ended August 30, 2025 formatted in Inline XBRL (Extensible Business Reporting Language) includes: (i) the Consolidated Statements of Income, (ii) the Consolidated Statements of Comprehensive Income, (iii) the Consolidated Balance Sheets, (iv) the Consolidated Statements of Stockholders' Equity, (v) the Consolidated Statements of Cash Flows, and (vi) Notes to the Consolidated Financial Statements.	
104	Cover Page Interactive Data File (formatted as Inline XBRL with the applicable taxonomy extension information contained in Exhibits 101) (filed herewith)	

* Management contract, compensatory plan or arrangement

ITEM 16. FORM 10-K SUMMARY

Not Applicable.

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UniFirst Corporation

By: /s/ Steven S. Sintros
      Steven S. Sintros
      President and Chief Executive Officer

October 29, 2025

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

NAME	TITLE	DATE
/s/ Steven S. Sintros Steven S. Sintros	President and Chief Executive Officer (Principal Executive Officer)	October 29, 2025
/s/ Shane O'Connor Shane O'Connor	Executive Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	October 29, 2025
/s/ Cynthia Croatti Cynthia Croatti	Director	October 29, 2025
/s/ Cecilia McKenney Cecilia McKenney	Director	October 29, 2025
/s/ Michael Iandoli Michael Iandoli	Director	October 29, 2025
/s/ Joseph Nowicki Joseph Nowicki	Director	October 29, 2025
/s/ Sergio A. Pupkin Sergio A. Pupkin	Director	October 29, 2025
/s/ Raymond C. Zemlin Raymond C. Zemlin	Chairman of the Board of Directors	October 29, 2025

INFORMATION ABOUT OUR EXECUTIVE OFFICERS

The principal occupation and positions for the past five years of our executive officers named above are as follows:

Steven S. Sintros joined our Company in 2004. He has had overall responsibility for management of our Company since 2017 when he became President and Chief Executive Officer. He previously served as our Chief Financial Officer from 2009 until 2018. Mr. Sintros served as a Finance Manager in 2004 and Corporate Controller from 2005 until 2009.

Shane O'Connor joined our Company in 2005. He has had primary responsibility for overseeing the financial functions of our Company since 2018. From 2018 to 2025, Mr. O'Connor was also primarily responsible for overseeing the Company's information systems department. Mr. O'Connor served as our Corporate Controller from 2009 to 2016. In 2016, he left the Company to take the role of Senior Vice President and Chief Financial Officer at Unidine Corporation, a managed dining services company, and he then rejoined our Company in 2018.

Kelley C. Rooney joined our Company in September 2024. She has primary responsibility for overseeing the operational functions of our Company. Prior to joining UniFirst, Ms. Rooney most recently served as Senior Vice President and Chief Human Resources Officer from August 2022 to September 2024 and Vice President, Human Resources from September 2021 to August 2022 at Waste Management. Before assuming those responsibilities, Ms. Rooney accumulated more than 25 years of increasing operational leadership experience. Ms. Rooney held various operational roles at Waste Management, including as an Area General Manager from August 2020 to September 2021 and a Director of Operations from April 2019 to August 2020. Prior to joining Waste Management, Ms. Rooney held various operational and leadership roles at other companies in the waste management industry, including at Advanced Disposal Services, Inc., where she was the Regional General Manager from 2015 to 2019 and Director of Operations, Recycling from 2012 to 2015.

David M. Katz joined our Company as Executive Vice President, Sales and Marketing in 2009. Prior to joining our Company, Mr. Katz worked for DHL Express where he served as the Northeast Vice President of Field Sales from 2003 to 2007, the Northeast Vice President of National Account Sales from 2007 to 2008 and the Senior Vice President and General Manager of the Northeast from 2008 until 2009.

David A. DiFillippo joined our Company in 1979. Mr. DiFillippo is an Executive Vice President, Operations and has had primary responsibility for overseeing the operations of certain regions in the U.S. and Canada since 2002. From 2000 through 2002, Mr. DiFillippo served as Vice President, Central Rental Group and, prior to 2000, he served as a Regional General Manager.

William M. Ross joined our Company in 1989. Mr. Ross is an Executive Vice President, Operations and has had primary responsibility for overseeing specified regions in the U.S. since 2016. From 2002 to 2016, Mr. Ross served as Regional Vice President of the Company. Prior to 2002, Mr. Ross held several sales and operations management positions at the Company.

INFORMATION ABOUT OUR BOARD OF DIRECTORS

Steven S. Sintros has served as a Director since 2017. He joined the Company in 2004. Mr. Sintros has served as our President and Chief Executive Officer and a Director since 2017. He has overall responsibility for management of the Company. He previously served as our Chief Financial Officer from 2009 until 2018. Prior to taking the role of Chief Financial Officer, Mr. Sintros held various financial roles within the Company. Mr. Sintros brings to the Board of Directors his executive leadership experience and his significant knowledge of, and experience with, the Company and its industry.

Joseph M. Nowicki has served as Director of the Company since 2022. Mr. Nowicki was the Executive Vice President and Chief Financial Officer of Beacon Roofing Supply, Inc. (Formerly Nasdaq-GS: BECN), a distributor of commercial and residential roofing products and related building materials, from 2013 to 2020. He was previously Chief Financial Officer of Spartan Motors, Inc. (Formerly Nasdaq: SPAR), a specialty vehicle manufacturer, from 2009 to 2013. Mr. Nowicki has served since from 2020 to 2024 on the Board of Directors of LL Flooring Holdings, Inc. (Formerly NYSE: LLFLQ) (formerly Lumber Liquidators Holdings, Inc.), one of North America's leading specialty retailers of hard-surface flooring, where he is was Chair of the Audit Committee and a member of the Compliance and Regulatory Affairs Committee. Mr. Nowicki previously served on the Board of Directors of Diversified Restaurant Holdings, Inc. (Nasdaq: SAUC), one of the largest franchisees of Buffalo Wild Wings, from 2010 to 2020. He also previously served on the Board of Directors of ASV Holdings, Inc. (Nasdaq: ASV), a designer and manufacturer of a broad range of high-quality compact track loader and skid steer loader equipment, from 2017 to 2019. Mr. Nowicki brings to the Board of Directors his extensive leadership, business and financial experience.

Michael Iandoli has served as Director of the Company since 2007. He currently consults with various businesses in the areas of staffing and managed service programs. He previously served as Chief Executive Officer of PEAK Technical Staffing USA, a provider of technical staffing, from 2013 to 2020. Mr. Iandoli previously served as Director of Strategic Staffing at PEAK Technical Staffing USA from 2007 to August 2013. He served for over 30 years as a senior executive and President of TAC Worldwide Companies, a billion dollar international contract labor firm serving the automotive and high-tech industries. Mr. Iandoli was President of the Executive Committee at the Larz Anderson Auto Museum from 2007 to January 2014. Mr. Iandoli brings to the Board of Directors his extensive executive leadership and operational experience.

Cynthia Croatti has served as Director of the Company since 1995. She joined the Company in 1980. Ms. Croatti was most recently an Executive Vice President with a primary focus on advancing key initiatives aimed at enhancing the Company's culture, branding, and long-term strategy. Ms. Croatti retired from the Company in 2022 but remains a special consultant and advisor to the Company's CEO and Senior Leadership Team. During her tenure at the Company, she previously had primary responsibility for overseeing the human resources and purchasing functions. Ms. Croatti has served as a Director since 1995 and previously served as Treasurer. Ms. Croatti brings to the Board of Directors her detailed knowledge of the Company and the Company's industry and her executive leadership experience.

Sergio A. Pupkin has served as a Director of the Company since October 2022. He has served on the Board of Directors of Sterilex, a developer of innovative food safety antimicrobial products, since March 2024 and the Board of Directors of Circularix, a manufacturer in the recycled plastics industry, since July 2024. He previously served as Senior Vice President and Chief Growth and Strategy Officer at Sealed Air Corporation (NYSE: SEE), a leading global provider of packaging solutions integrating high-performance materials, automation, equipment and services, from 2021 to 2023. In that role, Mr. Pupkin was responsible for global strategy, mergers and acquisitions, strategic marketing, digital business development, research and development and sustainability. Mr. Pupkin was previously named Vice President and Chief Growth & Strategy Officer and appointed an executive officer of Sealed Air Corporation in 2020. Prior to that, Mr. Pupkin served as Vice President and Chief Strategy Officer of Sealed Air Corporation from 2019 to 2020 and served as Vice President, Corporate Strategy, Mergers and Acquisitions from 2016 to 2019. From 2011 to 2016, Mr. Pupkin held leadership positions in Sealed Air Corporation's former Diversey Care segment. Mr. Pupkin brings to the Board of Directors extensive leadership experience in strategy, corporate development and international marketing.

Cecilia McKenney has served as a Director of the Company since May 2024. She is the Senior Vice President and Chief Human Resources Officer at Quest Diagnostics Incorporated ("Quest") (NYSE: DGX), a provider of diagnostic information services, a position she has held since 2018. Before that, she served in various roles at Frontier Communications (Nasdaq: FYBR), a communications services company, from 2006 to 2017, including Executive Vice President, Consumer Sales and Marketing from 2016 to 2017, Executive Vice President and Chief Customer Officer from 2015 to 2016, Executive Vice President, HR, Administrative Services and Frontier Secure from 2013 to 2015, Executive Vice President, HR and Call Center Sales and Services from 2008 to 2013 and Senior Vice President, HR from 2006 to 2008. Prior to Frontier Communications, Ms. McKenney held a number of positions at Pepsi Bottling Group from 1989 to 2005, rising to Group Vice President, Headquarters Human Resources. She currently serves on a number of non-profit boards, including for the Quest Diagnostics Foundation, Catholic Charities Archdiocese of New York and St. Joseph's Health Foundation. Ms. McKenney received a B.A. in business administration from Franklin & Marshall College. Ms. McKenney brings to the Board of Directors her extensive executive leadership experience, which includes human resources and compensation.

Raymond C. Zemlin has served as Chairman of the Board of Directors of the Company since 2017. Mr. Zemlin was a partner in the law firm Goodwin Procter LLP until his retirement in 2017. Mr. Zemlin joined Goodwin Procter LLP in 1980 and became a partner in 1988. While at Goodwin Procter LLP, he focused primarily on securities law, mergers and acquisitions, corporate finance and governance matters for public companies. Mr. Zemlin brings to the Board of Directors an in-depth knowledge of the Company and the industries in which it operates combined with over 35 years of legal expertise and experience.